                                                              FILE NO. 070-09793


                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                               -------------------


                                 AMENDMENT NO. 1
                                     TO THE
                        FORM U-1 APPLICATION/DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


         FIRSTENERGY CORP.                              GPU, INC.
  (and Subsidiaries listed on the            (and Subsidiaries listed on the
       Signature Page hereto)                     Signature Page hereto)
        76 SOUTH MAIN STREET                        300 MADISON AVENUE
         AKRON, OHIO 44308                     MORRISTOWN, NEW JERSEY 07962

(NAMES OF COMPANIES FILING THIS STATEMENT AND ADDRESSES OF PRINCIPAL EXECUTIVE OFFICES)


        LEILA L. VESPOLI                               IRA H. JOLLES
       VICE PRESIDENT AND                        SENIOR VICE PRESIDENT AND
         GENERAL COUNSEL                              GENERAL COUNSEL
        FIRSTENERGY CORP.                                GPU, INC.
      76 SOUTH MAIN STREET                           300 MADISON AVENUE
        AKRON, OHIO 44308                       MORRISTOWN, NEW JERSEY 07962

                   (NAMES AND ADDRESSES OF AGENTS FOR SERVICE)

         The Commission is requested to send copies of all notices, orders and communications in connection with this Application/Declaration to:

        MICHAEL F. CUSICK                          WILLIAM J. HARMON
   Jones, Day, Reavis & Pogue                  Jones, Day, Reavis & Pogue
      599 Lexington Avenue                           77 West Wacker
    New York, New York 10022                    Chicago, Illinois 60601
         (212) 326-3939                              (312) 782-3939

        JOHN H. BYINGTON, JR.                       DOUGLAS E. DAVIDSON
       Pillsbury Winthrop LLP                     Thelen Reid & Priest LLP
       One Battery Park Plaza                       40 West 57th Street
      New York, New York 10004                    New York, New York 10019
          (212) 858-1000                              (212) 603-2000



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                                TABLE OF CONTENTS
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ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTION............................................................1

INTRODUCTION............................................................................................1

         A.      DESCRIPTION OF PARTIES TO THE TRANSACTION..............................................4

                 1.   General Description of FirstEnergy and Its Affiliates.............................4
                        (a)    FirstEnergy..............................................................4
                        (b)    ATSI.....................................................................4
                        (c)    Ohio Edison..............................................................5
                        (d)    Penn Power...............................................................6
                        (e)    Cleveland Electric.......................................................6
                        (f)    Toledo Edison............................................................6
                        (g)    FirstEnergy Properties...................................................6
                        (h)    FirstEnergy Ventures.....................................................6
                        (i)    FirstEnergy Transfer.....................................................7
                        (j)    FirstEnergy Facilities...................................................7
                        (k)    MARBEL...................................................................8
                        (l)    FirstEnergy Solutions....................................................8
                        (m)    FE Acquisition...........................................................8
                        (n)    FENOC....................................................................9
                        (o)    FELHC....................................................................9
                        (p)    BridgeCo.................................................................9

                 2.   Description of Utility Operations of the FirstEnergy Operating Companies..........9

                        (a)    The FirstEnergy Operating Companies' Electric Utility Operations.........9
                        (b)    Transmission System.....................................................11
                        (c)    Gas Operations..........................................................12
                        (d)    Utility Regulation......................................................12
                        (e)    Corporate Separation Plan...............................................12

                 3.   General Description of GPU and Its Affiliates....................................14

                        (a)    JCP&L...................................................................14
                        (b)    Penelec.................................................................15
                        (c)    Met-Ed..................................................................15
                        (d)    GPU Capital and GPU Electric............................................15
                        (e)    GPU Power...............................................................16
                        (f)    GPUAR, GPU Telcom and GPUDH.............................................16
                        (g)    MYR.....................................................................16
                        (h)    GPU Service.............................................................16
                        (i)    GPU Nuclear.............................................................16
                        (j)    GPU EnerTech............................................................16
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                 4.   Description of GPU's Domestic Utility Operations................................17

                        (a)    Domestic Utility Operations of the GPU Energy Companies................17
                        (b)    Transmission System....................................................17
                        (c)    Utility Regulation.....................................................18

         B.      DESCRIPTION OF THE PROPOSED TRANSACTION..............................................18

                 1.   Election Right..................................................................18


                 2.   Consequences of Over- and Under-Election........................................19


                 3.   No Fractional Shares............................................................20


                 4.   Tax Adjustment..................................................................20


         C.      REASONS FOR AND ANTICIPATED EFFECTS OF THE PROPOSED TRANSACTION......................20

                 1.   Strategic Advantages............................................................20


                 2.   Competitive Prices and Services.................................................20


                 3.   Service to More Customers.......................................................21


                 4.   Cost Reduction..................................................................21


         D.      ADDITIONAL INFORMATION...............................................................21

ITEM 2.  FEES, COMMISSIONS AND EXPENSES...............................................................22

ITEM 3.  APPLICABLE STATUTORY PROVISIONS..............................................................22

         A.      SECTION 10(b)........................................................................23

                 1.   Section 10(b)(1)................................................................23

                        (a)    Interlocking Relations.................................................23
                        (b)    Concentration of Control...............................................24

                 2.   Section 10(b)(2)--Fairness of Consideration and Fees............................27

                        (a)    Fairness of Consideration..............................................27
                        (b)    Reasonableness of Fees.................................................27

                 3.   Section 10(b)(3)................................................................28

                        (a)    Capital Structure......................................................29
                        (b)    Public Interest, Interest of Investors and Consumers, and Proper
                               Functioning of Holding Company System..................................30

         B.      SECTION 10(c)........................................................................30

                 1.   Section 10(c)(1)................................................................30
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                        (a)    Section 8 Analysis.....................................................31
                        (b)    Section 11 Analysis....................................................31

                 2.   Section 10(c)(2); Efficiencies and Economies....................................61

         C.      REQUEST REGARDING FINANCING
                 AND RELATED MATTERS--GENERAL.........................................................63

         D.      OVERVIEW OF THE FINANCING REQUEST....................................................65

         E.      PARAMETERS FOR FINANCING AUTHORIZATION...............................................67

                 1.   Effective Cost of Money; Security...............................................67

                 2.   Maturity of Debt and Final Redemption on Preferred Securities...................67

                 3.   Issuance Expenses...............................................................67

                 4.   Use of Proceeds.................................................................67

                 5.   Financial Condition.............................................................68

         F.      DESCRIPTION OF SPECIFIC TYPES OF FINANCING...........................................69

                 1.   FirstEnergy External Financing..................................................69

                        (a)    Common Stock...........................................................70
                        (b)    Rights.................................................................71
                        (c)    Preferred Securities...................................................71
                        (d)    Long-Term Debt.........................................................72
                        (e)    Short-Term Debt........................................................73
                        (f)    Total Financing Sought.................................................74
                        (g)    Financing Risk Management Devices......................................74

                 2.   Financing Subsidiaries..........................................................76

                 3.   Assignments, Assumptions or Transfers of Indebtedness...........................76

                 4.   Utility Subsidiary Financing....................................................77

                        (a)    Rule 52 Securities Issuances...........................................77
                        (b)    Other Financing for ATSI and NONGC.....................................78
                        (c)    Financing Risk Management Devices......................................78

                 5.   Non-Utility Subsidiary Financings...............................................78

                 6.   Guarantees, Intra-System Advances and Intra-System Money Pool...................79

                        (a)    Guarantee and Intra-System Advances....................................79
                        (b)    Non-Utility Subsidiary Guarantees......................................81
                        (c)    Authorization and Operation of the Money Pools.........................81
                        (d)    Intra-System Financing.................................................85
                        (e)    Tax Allocation Agreement...............................................85
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                 7.   Changes in Capital Stock of Majority Owned Subsidiaries.........................85

                 8.   Disposition of Existing GPU Approvals and Pending Requests......................86

         G.      PAYMENT OF DIVIDENDS OUT OF CAPITAL OR UNEARNED
                 SURPLUS BY GPU UTILITY SUBSIDIARIES AND FIRSTENERGY..................................88

                 1.   Request for Authority to Pay Dividends..........................................88

                 2.   Reasons for Reductions in Retained Earnings.....................................89

                 3.   Standards for Approval of Request...............................................92

         H.      RULE 53 AND RULE 54 ANALYSIS.........................................................94

                 1.   Rule 53 Requirements............................................................94

                 2.   FirstEnergy's Compliance with Rule 53 Requirements..............................95

                 3.   FirstEnergy Rule 53 Undertakings................................................105

                 4.   Rule 54 Analysis................................................................106

         I.      DIVIDEND REINVESTMENT PLAN...........................................................106

         J.      EMPLOYEE STOCK-BASED PLANS...........................................................107

         K.      TAX ALLOCATION AGREEMENT.............................................................108

         L.      PAYMENT OF DIVIDENDS BY NON-UTILITY
                          SUBSIDIARIES OUT OF CAPITAL AND UNEARNED SURPLUS............................109

         M.      INVESTMENT IN NON-UTILITY SUBSIDIARIES...............................................109

                 1.   Development Activities..........................................................109

                 2.   Activities Related to Exempt Subsidiaries and Energy-Related
                      Companies.......................................................................110

                 3.   Acquisition of Non-Exempt Subsidiaries..........................................110

                 4.   Description of Intermediate Subsidiaries........................................111

         N.      SALE OF CERTAIN GOODS AND
                 SERVICES OUTSIDE THE UNITED STATES...................................................112

         O.      APPROVAL FOR SUBSIDIARY REORGANIZATIONS..............................................116

         P.      REPORTING............................................................................117
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         Q.      FILING OF CERTIFICATES OF NOTIFICATION...............................................118

         R.      SERVICE COMPANY APPROVALS............................................................120

                 1.   Approval for Interim Operations.................................................120

                 2.   Services, Goods, and Assets Involving the Utility Subsidiaries..................122

                 3.   Non-Utility Subsidiary Transactions - Exempt Companies..........................122

                 4.   Existing Affiliate Arrangements and Requests for Temporary
                      Exemption.......................................................................123

                 5.   Interim Reporting by Service Providers..........................................124

         S.      TRANSFERS OF UTILITY ASSETS/ACQUISITION
                 OF INTERESTS RELATING TO GENCO AND THE ALLIANCE......................................124

                 1.   Transfer of FirstEnergy Generating Assets.......................................124

                 2.   Transfer of Transmission Assets and Acquisition of Interests Relating to
                      the Alliance....................................................................126

                 3.   Transfer or Assumption of Financing Relating to FirstEnergy Generating Assets
                      or Transmission Assets..........................................................128

         T.      SECTION 10(f)........................................................................129

ITEM 4.  REGULATORY APPROVALS.........................................................................129

         A.      APPROVALS RELATED TO THE MERGER......................................................129

                 1.   Federal Power Act...............................................................130

                 2.   State Public Utility Regulation.................................................130

                        (a)    PUCO...................................................................130
                        (b)    PPUC...................................................................130
                        (c)    NJBPU..................................................................130
                        (d)    NYPSC..................................................................130

                 3.   Atomic Energy Act...............................................................131

                 4.   Antitrust Considerations........................................................131

                 5.   Telecommunications..............................................................131

         B.      APPROVALS RELATED TO OTHER REQUESTS..................................................131

                 1.   Financing.......................................................................132

                 2.   Utility Money Pool..............................................................132
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                 3.   Service Company.................................................................132

                 4.   Transfers of Utility Assets/Acquisition of Interests Relating to GenCo
                      and the Alliance................................................................132

ITEM 5.  PROCEDURE....................................................................................132

ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS............................................................133

         A.      EXHIBITS.............................................................................133

         B.      FINANCIAL STATEMENTS.................................................................136

ITEM 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS......................................................137
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


         The Application/Declaration filed in this proceeding was filed on November 21, 2000. The Application/Declaration is amended and restated in its entirety to read as follows:

ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTION

                                  INTRODUCTION

         Pursuant to Sections (9)(a)(2) and 10 of the Public Utility Holding Company Act of 1935 (the "1935 Act" or the "Act"), FirstEnergy Corp., an Ohio corporation ("FirstEnergy"), hereby requests that the Securities and Exchange Commission (the "Commission") issue an order approving the proposed acquisition by FirstEnergy of all the issued and outstanding voting securities of the following U.S. electric utility operating subsidiaries of GPU, Inc., a Pennsylvania corporation ("GPU"): Jersey Central Power & Light Company, a New Jersey corporation ("JCP&L"), Pennsylvania Electric Company, a Pennsylvania corporation ("Penelec") and Metropolitan Edison Company, a Pennsylvania corporation ("Met-Ed"). FirstEnergy and certain subsidiaries listed on the signature page hereto(1) and GPU and certain subsidiaries listed on the signature page hereto(2) are hereinafter collectively referred to as the "Applicants," and JCP&L, Penelec and Met-Ed (each of which is doing business as "GPU Energy") are referred to herein as the "GPU Energy Companies." Met-Ed owns all of the voting securities of York Haven Power Company, a Pennsylvania corporation ("York Haven"), and Penelec owns all of the voting securities of Waverly Electric Power & Light Company, a Pennsylvania corporation ("Waverly Electric").(3) (The GPU Energy Companies, York Haven and Waverly Electric are all "public-utility companies" as defined in the Act.) FirstEnergy will acquire such voting securities of the GPU Energy Companies, and indirectly acquire York Haven and Waverly Electric, through its merger with GPU pursuant to the terms of the Agreement and Plan of Merger, dated as of August 8, 2000 (the "Merger Agreement"), between FirstEnergy and GPU. The Merger Agreement is filed as Exhibit B-1 hereto. The Merger Agreement provides

----------
(1) Ohio Edison Company ("Ohio Edison"), The Cleveland Electric Illuminating Company ("Cleveland Electric"), The Toledo Edison Company ("Toledo Edison"), Pennsylvania Power Company ("Penn Power"), American Transmission Systems, Incorporated ("ATSI"), Northeast Ohio Natural Gas Corp. ("NONGC"), FE Acquisition Corp. ("FE Acquisition"), FirstEnergy Properties, Inc. ("FE Properties"), FirstEnergy Facilities Services Group, LLC ("FE Facilities"), FE Holdings, L.L.C. ("FE Holdings"), FELHC, Inc. ("FELHC"), FirstEnergy Securities Transfer Company ("FirstEnergy Transfer"), FirstEnergy Nuclear Operating Company ("FENOC"), FirstEnergy Solutions Corp. ("FirstEnergy Solutions"), FirstEnergy Generation Corp. ("GenCo"), FirstEnergy Ventures Corp. ("FirstEnergy Ventures"), MARBEL Energy Corporation ("MARBEL"), Centerior Indemnity Trust ("CIT"), Centerior Service Company ("Centerior Service") and FirstEnergy Service Company ("ServeCo").

(2) JCP&L, Penelec, Met-Ed, York Haven, Waverly Electric, GPU Capital, Inc. ("GPU Capital"), GPU Electric, Inc. ("GPU Electric"), GPU Diversified Holdings, LLC ("GPUDH"), GPU EnerTech Holdings, Inc. ("GPU EnerTech"), GPU Power, Inc. ("GPU Power"), GPU Advanced Resources, Inc. ("GPUAR"), GPU Service, Inc. ("GPU Service" or "GPUS"), GPU Telcom Services, Inc. ("GPU Telcom"), GPU Nuclear, Inc. ("GPU Telecom"), and MYR Group, Inc. ("MYR").

(3) For purposes of this Application/Declaration, "Primary Operating Utilities" means Ohio Edison, Cleveland Electric, Toledo Edison, JCP&L, Penelec and Met-Ed.

for, among other things, the merger of GPU with and into FirstEnergy in accordance with the laws of Pennsylvania (the "Merger"), with FirstEnergy continuing as the surviving corporation.

         As described below, under the terms of the Merger Agreement, FirstEnergy will pay cash for 50%, and issue FirstEnergy common shares for 50%, of the shares of GPU common stock outstanding at the time the Merger is completed, subject to a certain tax adjustment described below. Each GPU shareholder (unless he or she has dissented) will have the opportunity to elect to receive cash for all of his or her GPU shares, FirstEnergy shares for all of his or her GPU shares, or cash for a portion and FirstEnergy shares for the rest of his or her GPU shares.(4) Based on the market price of FirstEnergy common stock at the time of the execution of the Merger Agreement and the number of shares of GPU common stock then outstanding, the total value of the Merger consideration to be paid by FirstEnergy is approximately $4.5 billion.

         The Merger will be accounted for on a purchase accounting basis in accordance with accounting principles generally accepted in the United States ("GAAP").

         GPU's net assets must be adjusted to fair market value on FirstEnergy's balance sheet as of the date of completion. To the extent the purchase price exceeds the fair market value of GPU's net assets, goodwill will be recognized on the balance sheets of subsidiaries of GPU and therefore on the post-Merger consolidated balance sheet of FirstEnergy. Under GAAP, as of the date of this filing, any goodwill resulting from the Merger would be amortized over a period not to exceed 40 years. If the purchase price is less than the fair market value of GPU's net assets, the value of GPU's fixed assets will be reduced accordingly. No adjustment will be made to FirstEnergy's pre-Merger assets and liabilities in connection with the Merger.

         FirstEnergy is a holding company exempt from the registration requirements of the 1935 Act. FirstEnergy has claimed an exemption from all provisions of the 1935 Act (except for Section 9(a)(2) thereof) pursuant to Rule 2 thereunder.(5) FirstEnergy directly owns all of the issued and outstanding voting securities of Ohio Edison, an Ohio corporation, ATSI, an Ohio corporation, Cleveland Electric, an Ohio corporation, and Toledo Edison, an Ohio corporation, and indirectly owns all of the issued and outstanding voting securities of Penn Power, a Pennsylvania corporation, and NONGC, an Ohio corporation. Herein, "FirstEnergy Operating Companies" refers to Ohio Edison, Cleveland Electric, Toledo Edison and Penn Power, collectively. The FirstEnergy Operating Companies, ATSI, NONGC, Ohio Valley Electric Corporation, an Ohio corporation ("OVEC"), and Indiana-Kentucky Electric Corporation, an Indiana corporation ("IKEC"), are all "public-utility companies" as defined in the 1935 Act.

----------
(4) Under the Merger Agreement, however, unless an adjustment is made as a result of tax considerations, 50% of all issued and outstanding shares of GPU common stock must be exchanged for cash and 50% must be exchanged for FirstEnergy common stock. The elections of GPU shareholders to receive cash or FirstEnergy common shares are subject to proration because of this provision and also because of a possible adjustment controlled by tax considerations.

(5) See FirstEnergy Form U-3A-2, "Statement by Holding Company Claiming Exemption Under Rule U-2 from the Provisions of the Public Utility Holding Company Act of 1935," dated February 28, 2001, filed as Exhibit H-1 hereto.

         Ohio Edison owns all of the issued and outstanding voting securities of Penn Power and is also a "holding company" as defined in the 1935 Act. Ohio Edison is currently exempt from the registration and other requirements of the 1935 Act pursuant to the Commission's orders, other than from Section 9(a)(2) thereof. See Ohio Edison Company, Holding Co. Act Release No. 21019 (April 26,
1979). No change is expected with regard to Ohio Edison's exempt holding company status as a result of the Merger, although Ohio Edison will become a subsidiary of a registered holding company (FirstEnergy). MARBEL, an Ohio corporation, is a wholly owned subsidiary of FirstEnergy, owns all of the issued and outstanding stock of NONGC and will claim an exemption under Section 3(a)(1) and Rule 2.

         GPU is a registered holding company under the Act and owns all of the issued and outstanding voting securities of the GPU Energy Companies. Following consummation of the Merger, FirstEnergy will register with the Commission as a holding company under the Act.

         Post-Merger, FirstEnergy will be the fifth largest investor-owned electric utility system in the United States, based on approximately 4.3 million customers served, with contiguous transmission systems and a 37,000-square-mile service area in Ohio, Pennsylvania, New Jersey, and New York. Post-Merger, FirstEnergy will hold as first tier subsidiaries seven public-utility companies:
Ohio Edison, Cleveland Electric, Toledo Edison, JCP&L, Penelec, Met-Ed and ATSI. FirstEnergy will hold as second tier subsidiaries five public-utility companies:
Penn Power, York Haven, Waverly, NONGC and OVEC. FirstEnergy will hold IKEC as a third-tier subsidiary. See Pre-Merger Organizational Chart of FirstEnergy filed as Exhibit K-1, Pre-Merger Organization Chart of GPU filed as Exhibit K-2, and Post-Merger Organizational Chart of FirstEnergy filed as Exhibit K-3 hereto. FirstEnergy will also own a number of non-utility subsidiaries as hereinafter described. This Application/Declaration seeks approval for the creation and reorganization of certain non-utility subsidiaries and other matters.

         In connection with the Merger, FirstEnergy seeks approval for financing by FirstEnergy for the purpose of paying the cash and common stock portions of the Merger consideration and other general corporate purposes that may be required in the period immediately following the Merger ("Acquisition Financing"). FirstEnergy also seeks approvals for the ongoing financing activities of, the provision of intra-system services and guarantees by, and certain investments and other matters pertaining to, FirstEnergy and its subsidiaries after giving effect to the Merger and for the registration of FirstEnergy as a holding company.

         This Application/Declaration further seeks preliminary and temporary approval for (i) FirstEnergy, (ii) ServeCo, the new service company for the FirstEnergy system, and (iii) GPU Service, a Pennsylvania corporation, to act as service companies for the FirstEnergy system under Section 13 of the Act and applicable Rules.(6)

----------
(6) For purposes of this Application/Declaration, "FirstEnergy Subsidiaries" means all pre-Merger subsidiaries of FirstEnergy; "FirstEnergy Utility Subsidiaries" means Ohio Edison, Cleveland Electric, Toledo Edison, Penn Power, NONGC and ATSI; "FirstEnergy Non-Utility Subsidiaries" means all the FirstEnergy Subsidiaries except for the FirstEnergy Utility Subsidiaries; "GPU Subsidiaries" means all current subsidiaries of GPU; "GPU Utility Subsidiaries" means JCP&L, Met-Ed, Penelec, York Haven and Waverly Electric; "GPU Non-Utility Subsidiaries"

         A.       DESCRIPTION OF PARTIES TO THE TRANSACTION

         1.       General Description of FirstEnergy and Its Affiliates.

         (a) FirstEnergy. FirstEnergy was organized under Ohio law in 1996 and became a holding company after the merger of Ohio Edison and Centerior Energy Corporation in November 1997. The principal executive offices of FirstEnergy are located in Akron, Ohio.

         FirstEnergy's principal business is the holding of all of the issued and outstanding voting securities of the following 14 direct active subsidiaries: ATSI; Ohio Edison; Cleveland Electric; Toledo Edison; FirstEnergy Properties; FirstEnergy Ventures; FirstEnergy Transfer; FirstEnergy Facilities; MARBEL; FirstEnergy Solutions; FE Acquisition; FENOC; FELHC; and The Alliance Participants Administrative and Startup Activities Company, LLC ("BridgeCo"); and all of the issued and outstanding voting securities of the following four direct inactive subsidiaries: Centerior Service, CIT, FE Holdings and ServeCo. Unless otherwise noted, all these subsidiaries are incorporated in the State of Ohio and have their principal offices in Akron, Ohio.

         FirstEnergy also owns a 31.08% interest in First Communications, LLC ("First Communications"), with options to acquire up to a 50% interest, and a 5.38% interest in Pantellos Corporation ("Pantellos"). First Communications provides telecommunications services utilizing a nationwide fiber optic network. First Communications offers a full plan of services including long distance, toll free services, advanced data solutions (including Digital Subscriber Line ("DSL"), private line service and network applications) and Personal Communications Service ("PCS") wireless. Pantellos operates and manages an open, independent Internet e-marketplace for the purchase of goods and services between the energy industry and its suppliers.

         FirstEnergy maintains other interests in non-utility businesses. Such interests are outlined in Exhibit L-1 hereto.

         (b) ATSI. ATSI was organized under Ohio law in 1998. ATSI is a "public-utility company" as defined in the Act. ATSI acquired certain transmission assets on September 1, 2000 from the FirstEnergy Operating Companies. ATSI owns and operates certain major, high-voltage transmission facilities, which consist of approximately 7,100 circuit miles (5,752 "pole" miles) of transmission lines with nominal voltages of 345 kV, 138 kV and 69 kV. There are 37 interconnections with six neighboring control areas.

         ATSI's transmission system offers gateways into the East via high capacity ties with Pennsylvania-New Jersey-Maryland Interconnection LLC ("PJM") through Penelec, Duquesne Light Company ("Duquesne Light") and Allegheny Energy, Inc. ("Allegheny Energy"), into the North through multiple 345 kV high capacity ties with Michigan Electric Coordination Systems

----------
         means FirstEnergy Non-Utility Subsidiaries and GPU Non-Utility Subsidiaries; and "Subsidiary" or "Subsidiaries" means all subsidiaries of post-Merger FirstEnergy, including FirstEnergy Utility Subsidiaries, FirstEnergy Non-Utility Subsidiaries, GPU Utility Subsidiaries and GPU Non-Utility Subsidiaries.

("MECS"), and into the South through ties with American Electric Power Company, Inc. ("AEP") and Dayton Power & Light Company ("Dayton Power"). In addition, ATSI is the control area operator for the FirstEnergy system. ATSI plans, operates and maintains the transmission system in accordance with the requirements of the North American Electric Reliability Council and applicable regulatory agencies to ensure reliable service to FirstEnergy's customers.

         ATSI will turn operational control of its transmission facilities over to a Regional Transmission Organization ("RTO") - the Alliance RTO (the "Alliance") - upon commencement of operations by the Alliance as described in more detail below.

         (c) Ohio Edison. Ohio Edison was organized under Ohio law in 1930 and is both a public utility and a public utility holding company which is exempt from regulation by the Commission under the 1935 Act (except for Section 9(a)(2) thereof). Ohio Edison engages in the distribution and sale of electric energy to approximately 1,000,000 customers within a 7,500 square-mile area of central and northeastern Ohio.

         Ohio Edison owns all of the issued and outstanding voting securities of Penn Power. Ohio Edison also owns directly 16.5% of the issued and outstanding voting securities of OVEC (which, in turn, owns all of the issued and outstanding voting securities of IKEC). OVEC is a public utility company organized under Ohio law in 1952. On the same date, IKEC was organized under Indiana law. The two companies were formed by 15 independent investor-owned public utilities (including Ohio Edison, Penn Power and Toledo Edison) to furnish electric service in the Ohio River Valley for the purpose of providing the large electric power requirements projected for the major uranium enrichment complex near Portsmouth, Ohio, then being built by the Atomic Energy Commission, the predecessor to the Nuclear Regulatory Commission ("NRC"). Upon consent of the other owners, Ohio Edison will transfer its interest in OVEC to GenCo.

         In addition to Penn Power, Ohio Edison has seven other wholly owned subsidiaries organized, unless otherwise noted, under Ohio law: (i) OES Capital, Incorporated ("OES Capital"), re-organized in December 1999 under Delaware law;
(ii) OES Fuel, Incorporated ("OES Fuel"); (iii) OES Finance, Incorporated ("OES Finance"); (iv) Ohio Edison Financing Trust, organized under Delaware law; (v) Ohio Edison Financing Trust II, organized under Delaware law;(7) (vi) OES Nuclear, Incorporated ("OES Nuclear"); and (vii) OES Ventures, Incorporated ("OES Ventures"). These subsidiaries manage and finance nuclear fuel for Ohio Edison and Penn Power, finance certain electric accounts receivable, provide structures for investment in energy-related projects and the raising of capital by Ohio Edison, finance and manage business opportunities not directly related to the provision of electric service, or provide other energy-related products and services. OES Ventures has a 49% beneficial interest in PNBV Capital Trust, a Delaware corporation ("PNBV"), which was formed to acquire the publicly held bond indebtedness for the acquisition of lease obligation bonds relating to Ohio Edison's sale and leaseback of individual interests in Beaver Valley Nuclear Power Station ("Beaver Valley") Unit No. 2 and Perry Nuclear Power Plant ("Perry") Unit No. 1 and the


----------
(7)      Ohio Edison Financing Trust II is inactive.

resultant reduction in effective cost to Ohio Edison under those leases. Finally, Ohio Edison has a 49% interest in FirstEnergy Engineering, Incorporated, an Ohio corporation ("FirstEnergy Engineering"), which provides engineering services at cost as a subcontractor on construction projects undertaken by the FirstEnergy Subsidiaries.

         (d) Penn Power. Penn Power was organized under Pennsylvania law in 1930. Penn Power is also authorized to do business and owns property in Ohio. Penn Power is a public utility furnishing electric service to approximately 138,000 customers in a 1,500 square mile area of western Pennsylvania.

         (e) Cleveland Electric. Cleveland Electric was organized under Ohio law in 1892 and is a public utility engaged primarily in the distribution and sale of electric energy to approximately 741,000 customers in an area of approximately 1,700 square miles in northeastern Ohio, including the City of Cleveland. It has one subsidiary, Centerior Funding Corporation ("Centerior Funding"), which is a Delaware corporation organized in 1996 that factors accounts receivable. It also owns 10% of The Toledo Edison Capital Corporation ("TECC"), which is a Delaware corporation organized in 1997 that makes equity investments in Delaware business trusts that hold lessor debt instruments issued in connection with Cleveland Electric's and Toledo Edison's sale and leaseback of interests in the Bruce Mansfield Plant.

         (f) Toledo Edison. Toledo Edison was organized under Ohio law in 1901 and is a public utility engaged primarily in the distribution and sale of electric energy to approximately 303,000 customers in an area of approximately 2,500 square miles in northwestern Ohio, including the City of Toledo. It owns 90% of TECC. Toledo Edison owns directly 4% of the issued and outstanding voting securities of OVEC. Upon consent of the other owners, Toledo Edison will transfer its interest in OVEC to GenCo.

         (g) FirstEnergy Properties. FirstEnergy Properties was organized in 1929 and owns non-utility land and coal rights held for sale, investment or potential development, office buildings rented to affiliated companies and third parties, and also holds the former Centerior Energy Corporation's partnership share of investments in economic development investments. It has one subsidiary, BSG Properties, Inc. ("BSG Properties"), organized in 1996; BSG Properties owned a commercial building, which it sold, and is engaged in post-closing matters.

         (h) FirstEnergy Ventures. FirstEnergy Ventures was organized in 1971. Its principal business involves the ownership of stock investments in certain unregulated enterprises and business ventures. It has eight subsidiaries organized under Ohio law: (i) Centerior Power Enterprises, Inc. ("Centerior Power"), which will be dissolved upon the planned cancellation of a contract which required it (together with CPICOR Management LLC ("CPICOR"), a non-affiliate) to implement the Department of Energy ("DOE") clean coal project;
(ii) Centerior Energy Services, Inc. ("Centerior Energy Services"), which provides various consulting services related to energy management and procurement under the registered trade name "The E Group"; (iii) Advanced Technologies Development Corp. ("Advanced Technologies"), which owns fiber optics cables, communications towers and electronics for cell siting operations, as well as some proprietary software for telecommunications services; (iv) Centerior Communications Holdings, Inc. ("Centerior Communications"), which holds an interest in Fiber Venture Equity, Inc. ("Fiber Venture");(8) (v) Bay Shore Power Company ("Bay Shore"), which is undergoing start-up operations and will own and operate a petroleum coke disposal facility that will supply steam to GenCo for the operation of turbines at the Bay Shore Power Plant and to BP Amoco Corporation ("BP"); (vi) FirstEnergy Fuel Marketing Company ("FirstEnergy Fuel Marketing"), which provides products and services to electricity generators and industrial fuel suppliers, including logistics services, contract administration, inventory management and fuel blending; (vii) FirstEnergy Telecommunications Corp. ("FirstEnergy Telecommunications"), which will be a competitive telecommunications services provider offering services only in the regulated activities area;(9) and (viii) Warrenton River Terminal, Ltd. ("Warrenton River"), which owns facilities for the transloading of bulk materials on the Ohio River - primarily coal. FirstEnergy Ventures is also part owner of two Ohio limited liability companies: Eastroc Technologies, LLC ("Eastroc Technologies") and Engineered Processes, Ltd. ("Engineered Processes"), which own or apply technologies for the production of gypsum products.

         (i) FirstEnergy Transfer. FirstEnergy Transfer is an Ohio corporation organized in 1997 to act as transfer agent and registrar for the securities of FirstEnergy and its direct and indirect subsidiaries. It does not act as a transfer agent or registrar for nonaffiliated companies.

         (j) FirstEnergy Facilities. FirstEnergy Facilities is the parent company of 11 direct subsidiaries, which provide mechanical contracting, facilities management and energy management services to a diverse group of regional and national customers. These subsidiaries consist of the following:
(i) Ancoma, Inc. ("Ancoma") of Rochester, New York (a New York corporation);
(ii) Colonial Mechanical Corporation ("Colonial Mechanical") of Richmond, Virginia (a Virginia corporation); (iii) Webb Technologies, Inc. ("Webb Technologies") of Norfolk, Virginia (a Virginia corporation); (iv) Dunbar Mechanical Inc. ("Dunbar Mechanical") of Toledo, Ohio (an Ohio corporation); (v) Edwards Electrical & Mechanical, Inc. ("Edwards E&M") of Indianapolis, Indiana (an Indiana corporation); (vi) Elliott-Lewis Corporation ("Elliot-Lewis") of Philadelphia, Pennsylvania (a Pennsylvania corporation);(10) (vii) L.H. Cranston and Sons, Inc. ("Cranston and Sons") of Timonium, Maryland (a Maryland corporation); (viii) Roth Bros., Inc. ("Roth Bros.") of Youngstown, Ohio (an Ohio corporation); (ix) The Hattenbach Company ("Hattenbach") of Cleveland, Ohio (an Ohio


----------
(8) Fiber Venture owns a 6.5% interest in AFN, LLC ("AFN"). AFN is a super-regional fiber optics joint venture of six energy and telecommunications companies initially offering 7,000 route miles of high-speed fiber connecting major markets in the eastern and central United States.

(9) FirstEnergy Telecommunications applied to the Public Utilities Commission of Ohio ("PUCO") on October 18, 2000 for approval to operate as a public utility within the definition of "utilities" in the State of Ohio. Approval from PUCO and the Federal Communications Commission ("FCC") was received on December 24, 2000. On October 20, 2000, FirstEnergy Telecommunications applied for "exempt telecommunications company" ("ETC") approval from the FCC; ETC status was effective as of the date of the filing.

(10) Elliot-Lewis owns all of the issued and outstanding stock of A.A. Duckett, Inc. ("Duckett"), Sautter Crane Rental, Inc. ("Sautter Crane"), and E-L Enterprises, Inc. ("E-L Enterprises"). E-L Enterprises owns all of the issued and outstanding stock of R.L. Anderson, Inc. ("R.L. Anderson") and Modern Air Conditioning, Inc. ("Modern AC"). Modern AC owns all of the issued and outstanding stock of Airdex Air Conditioning Corporation ("Airdex AC").

corporation); (x) R. P. C. Mechanical, Inc. ("R. P. C. Mechanical") of Cincinnati, Ohio (an Ohio corporation); and (xi) Spectrum Controls Systems, Inc. ("Spectrum") of Cincinnati, Ohio (an Ohio corporation).

         (k) MARBEL. MARBEL is a parent company of a natural gas pipeline company. In addition, MARBEL is the contracting party to two large gas supply agreements. MARBEL's subsidiaries include NONGC and Marbel Holdco, Inc. ("Marbel Holdco").

         Marbel Holdco holds FirstEnergy's 50% ownership in Great Lakes Energy Partners, LLC ("Great Lakes"). Great Lakes is an oil and gas exploration and production company in a joint venture with Range Resources Corporation and holds a majority of its assets in the Appalachian Basin, including more than 7,700 oil and natural gas wells, drilling rights on nearly one million acres, proven resources of 450 billion cubic feet equivalent of natural gas and oil, and 5,000 miles of pipeline. Great Lakes also owns intrastate gas pipelines and a small interstate pipeline between Ohio and West Virginia.

         MARBEL owns all of the issued and outstanding shares of NONGC. NONGC provides gas distribution and transportation service to approximately 5,000 customers located in ten counties in central and northeast Ohio. It owns and operates approximately 420 miles of distribution and transportation pipeline.(11)

         (l) FirstEnergy Solutions. FirstEnergy Solutions is an unregulated natural gas and power marketer in both wholesale and retail markets. FirstEnergy Solutions has two wholly owned subsidiaries, Penn Power Energy, Inc. ("Penn Power Energy") and GenCo. Penn Power Energy is a licensed electric supplier providing retail electricity service in Pennsylvania.

         GenCo is an exempt wholesale generator within the meaning of Section 32 of the 1935 Act ("EWG") and operates fossil fuel plants and the Seneca pumped storage plant, all of the output of which is sold at wholesale prices to FirstEnergy Solutions. Most of the generating facilities operated by GenCo are leased from the FirstEnergy Operating Companies. As described in more detail below, FirstEnergy contemplates transferring its coal and nuclear generating facilities to GenCo.

         (m) FE Acquisition. FE Acquisition holds all of the outstanding shares of Mid-Atlantic Energy Development Co. ("Mid-Atlantic"), an inactive holding company. Mid-Atlantic owned three 130 megawatts ("MW") gas-fired peaking turbines at Richland, Ohio. Mid-Atlantic sold those turbines to GenCo effective January 1, 2001, prior to their going into service. The output of these turbines is sold as described in the preceding paragraph.

----------
(11) NONGC has interconnects with, and receives some gas from, Ohio Intrastate Gas Transmission Company ("OIGTC"). OIGTC was wholly owned by The Northeast Ohio Operating Companies Inc., a prior entity which held the NONGC stock but which has been dissolved; OIGTC was one of the companies contributed by MARBEL to form Great Lakes on September 30, 1999.

         At present, OIGTC is affiliated through MARBEL's 50% ownership of Great Lakes. In addition, NONGC receives gas from direct interconnects with gathering pipelines owned by Great Lakes.

         (n) FENOC. FENOC operates the Davis-Besse Nuclear Power Station, the Perry Nuclear Power Plant and the Beaver Valley under the supervision and direction of the owners of those facilities.

         (o) FELHC. FELHC serves as a licensee on all FCC radio licenses for the FirstEnergy Operating Companies.

         (p) BridgeCo. FirstEnergy owns a 10% interest in BridgeCo. BridgeCo is an entity created to manage the financial and other affairs of the ten members of the Alliance until that company begins operations, anticipated to be late 2001, when BridgeCo will be dissolved.

         Additional information regarding FirstEnergy's and the FirstEnergy Subsidiaries' non-utility businesses may be found in Exhibit L-1 hereto, which considers the retention of such non-utility businesses by the post-Merger FirstEnergy system.

         2. Description of Utility Operations of the FirstEnergy Operating Companies.

         (a) The FirstEnergy Operating Companies' Electric Utility Operations. FirstEnergy does not own directly any utility properties or perform any utility operations. The FirstEnergy Operating Companies' electric utility operations are described in detail below.

         (i) Ohio Edison and Penn Power. Ohio Edison furnishes electric service to communities in a 7,500 square mile area of central and northeastern Ohio. Ohio Edison has ownership interests in certain generating facilities located in Pennsylvania. It also engages in the sale, purchase and interchange of electric energy with other electric companies. During the 12 months ended December 31, 2000, the principal source of Ohio Edison's operating revenues was derived from the sale of electricity.

         Penn Power furnishes electric service to communities in a 1,500 square mile area of western Pennsylvania. During the 12 months ended December 31, 2000, the principal source of Penn Power's operating revenues was derived from the sale of electricity.

         Ohio Edison and Penn Power own or lease all or a portion of 31 electric generating units, consisting of 13 coal-fired units, three nuclear units, six oil-fired units, one gas/oil-fired unit and eight diesel generators (located at two sites), which have total net generating capacity of 6,075 MW. All of the electric properties owned by Ohio Edison and Penn Power are located in Ohio and Pennsylvania.

         Nine of the 13 coal-fired units are 100% owned by Ohio Edison, and all such units are located in Ohio. Four of the 13 coal-fired units are held in a combined Ohio Edison-Penn Power ownership along with Toledo Edison and Cleveland Electric.

         The three nuclear units consist of (i) Beaver Valley Unit No. 1 (810
MW), located in Pennsylvania, (ii) Beaver Valley Unit No. 2, also located in Pennsylvania and representing a 456

MW share from a combined Ohio Edison-Penn Power ownership and leasehold interest of 55.61%, and (iii) Perry Unit 1, located in Ohio and representing a 439 MW share from a combined Ohio Edison-Penn Power ownership and leasehold interest of 35.24%.

         The six oil-fired units are also located in Ohio and are held in a combined Ohio Edison-Penn Power ownership. The gas/oil-fired unit is located in Ohio and is 100% owned by Ohio Edison. The two diesel generator sites are located in Ohio and are held in a combined Ohio Edison-Penn Power ownership.

         Ohio Edison and Penn Power own the distribution facilities located in their service territories in central and northeastern Ohio and western Pennsylvania, respectively, for distributing electric energy to their customers. These distribution facilities consist primarily of distribution lines and distribution substations and related service facilities.

         (ii) OVEC and IKEC. OVEC owns the Kyger Creek Plant at Cheshire, Ohio, which is a coal-fired facility with a capacity of 1,075 MW. IKEC owns the Clifty Creek Plant at Madison, Indiana, which is a coal-fired facility with a capacity of 1,290 MW. These plants are connected by a 780-mile 345 kV transmission network and are interconnected with the major transmission systems of OVEC's sponsor companies, although OVEC's generation facilities do not interconnect directly with ATSI's transmission system.

         (iii) Cleveland Electric. Cleveland Electric is engaged primarily in the generation, distribution and sale of electric energy to an area of approximately 1,700 square miles in northeastern Ohio, including the City of Cleveland. Cleveland Electric also has ownership interests in certain generating facilities located in the Commonwealth of Pennsylvania. Cleveland Electric also engages in the sale, purchase and interchange of electric energy with other electric companies. During the 12 months ended December 31, 2000, the principal source of Cleveland Electric's operating revenues was derived from the sale of electricity.

         Cleveland Electric's generating properties consist of all or a portion of: (i) ten units at four fossil fuel plants including the Sammis Plant, located in Stratton, Ohio, the Lake Shore Plant, located in Cleveland, Ohio, the Eastlake Plant, located in Eastlake, Ohio, and the Ashtabula Plant, located in Ashtabula, Ohio; (ii) a 454 MW (51.38%) share of Davis-Besse Nuclear Power Station located in Oak Harbor, Ohio; and (iii) the 435 MW Seneca pumped storage hydroelectric plant located in Warren, Pennsylvania. These Cleveland Electric-owned plants have a net demonstrated capacity of 2,930 MW.

         Cleveland Electric and Toledo Edison, as co-lessees, have leasehold interests of 6.5% (51 MW), 47.56% (371 MW) and 44.38% (355 MW) of Units 1, 2,
and 3, respectively, of the coal-fired Bruce Mansfield Plant located in Pennsylvania. Cleveland Electric also has a 44.81% ownership share (561 MW) of Perry Unit 1 located in Ohio, and 24.47% (201 MW) of Beaver Valley Unit No. 2 located in Pennsylvania, and leases, as co-lessee with Toledo Edison, another 19.88% (163 MW) of Beaver Valley Unit No. 2.

         Cleveland Electric owns the distribution facilities located in its service territory in northeastern Ohio for distributing electric energy to its customers. These distribution facilities consist primarily of distribution lines and distribution substations and related service facilities.

         (iv) Toledo Edison. Toledo Edison is engaged primarily in the generation, distribution and sale of electric energy to an area of approximately 2,500 square miles in northwestern Ohio, including the City of Toledo. Toledo Edison also has ownership interests in certain generating facilities located in Pennsylvania. Toledo Edison also engages in the sale, purchase and interchange of electric energy with other electric companies. During the 12 months ended December 31, 2000, the principal source of Toledo Edison's operating revenues was derived from the sale of electricity.

         Toledo Edison's generating facilities consist of: (i) a wholly owned fossil fuel electric generating station (631 MW), Bay Shore Power Plant, located in Lucas County, Ohio; (ii) a 429 MW share of Davis-Besse Nuclear Power Station located in Oak Harbor, Ohio; and (iii) internal combustion turbine generator units with an aggregate capability of 467 MW located in northwestern Ohio. These plants have a net capacity of 1,527 MW.

         Toledo Edison and Cleveland Electric, as co-lessees, have leasehold interests of 6.5% (51 MW), 47.56% (371 MW) and 44.38% (355 MW) of Units 1, 2 and
3, respectively, of the coal-fired Bruce Mansfield Plant located in Pennsylvania.

         Toledo Edison also has a 19.91% ownership share (248 MW) of Perry Unit
1. Toledo Edison has a tenant-in-common interest and leasehold interest (with Cleveland Electric as co-lessee with respect to 150 MW) in 19.91% (163 MW) of Beaver Valley Unit No. 2.

         Toledo Edison owns the distribution facilities located in its service territory in northwestern Ohio for distributing electric energy to its customers. These distribution facilities consist primarily of distribution lines and distribution substations and related service facilities.

         (b) Transmission System. The FirstEnergy system consists of approximately 12,515 MW of generation resources that are connected directly to certain transmission facilities that they transferred to ATSI on September 1, 2000. ATSI owns and operates transmission facilities which currently operate at voltages of generally 345 kV and 138 kV (the "Bulk Transmission System"), and 69 kV facilities (the "Area Transmission System," and together with the Bulk Transmission System, the "Transmission System"). The primary function of the Transmission System is to integrate FirstEnergy's generation resources with the FirstEnergy Operating Companies' native retail and wholesale loads. To perform this network function, the Bulk Transmission System and the Area Transmission System are integrated and operate in a parallel manner to each other. The FirstEnergy Operating Companies also operate low voltage 23, 33, 34.5 and 36 kV facilities.

         The Transmission System consists of over 7,100 circuit miles (5,752 "pole" miles) of transmission lines with nominal voltages of 345 kV, 138 kV and 69 kV. The Transmission System services over 2.2 million customers in a 13,200 square mile area in northern and central Ohio and western Pennsylvania. The Transmission System has 37 interconnections at voltages of 69 kV or higher with six neighboring control areas. The Transmission System is connected to other systems to the East via ties with PJM, Duquesne Light and Allegheny Energy. The Transmission System is connected to other systems to the North through ties with the MECS, and is connected to other systems to the South through ties with AEP and Dayton Power.

         The electric service areas of the GPU Energy Companies and the FirstEnergy Operating Companies are adjacent to, and directly interconnected with, one another. See Maps filed as Exhibits E-1 and E-2 hereto; see also Exhibit E-3 hereto. As discussed below, the Transmission System is interconnected with the GPU Transmission System (as defined below).

         (c) Gas Operations. NONGC provides gas distribution and transportation service to approximately 5,000 customers located in central and northeast Ohio. It operates approximately 420 miles of distribution and transportation pipeline and ancillary facilities. It receives its gas supplies from local gas producers as well as from interstate pipeline companies. Its principal source of operating revenues is derived from the distribution and transportation of natural gas.

         (d) Utility Regulation. Ohio Edison, Cleveland Electric and Toledo Edison are subject to broad regulation as to rates and other matters by the PUCO. Under Ohio law, municipalities may regulate rates, subject to appeal to the PUCO, if not acceptable to the utility. NONGC is also subject to PUCO regulation concerning rates and other matters.

         Penn Power is subject to broad regulation as to rates and other matters by the Pennsylvania Public Utility Commission (the "PPUC").

         ATSI, the FirstEnergy Operating Companies and FirstEnergy Solutions are also subject to the jurisdiction of the Federal Energy Regulatory Commission ("FERC") under the Federal Power Act ("FPA") with respect to wholesale electric rates, transmission service and other matters. Construction and operation of nuclear generating units are subject to the regulatory jurisdiction of the NRC.

         (e) Corporate Separation Plan.

         (i) Ohio Legislation Requiring Restructuring. On June 22, 1999, the Ohio General Assembly passed legislation requiring the restructuring of the electric utility industry in Ohio and providing for retail competition with regard to the generation component of electric service (Amended Substitute Senate Bill No. 3 ("SB 3") of the 123rd General Assembly). The Ohio governor signed SB 3 on July 6, 1999 and most provisions of SB 3 became effective in early October 1999.

         (ii) The Transition Plan. Section 4928.31, Ohio Revised Code, requires each electric utility to file with the PUCO a transition plan for the company's provision of retail electric service in Ohio. On December 22, 1999, FirstEnergy, on behalf of Ohio Edison, Cleveland Electric and Toledo Edison, filed its Transition Plan (the "Transition Plan"), as well as applications for tariff approval and accounting authority. The Transition Plan was approved on July 19, 2000.

         FirstEnergy cannot practically unwind all of the financial obligations and associated liens on its operating utility companies' property; thus, it was not able to provide competitive generation services through a fully separated affiliate on January 1, 2001. Therefore, FirstEnergy presented, and the PUCO approved, an interim Corporate Separation Plan, pursuant to Section 4928.17(C), Ohio Revised Code, and Rule 4901:1-20-16(G)(1)(d), O.A.C., that would functionally separate its utility and competitive retail operations (the "Corporate Separation Plan").

         FirstEnergy's Corporate Separation Plan, as set forth in the Transition Plan, was implemented January 1, 2001. The Corporate Separation Plan consists of a new organizational structure, a code of conduct and practices for affiliate transactions and cost allocation concepts. Under the Corporate Separation Plan, FirstEnergy divided its operations into three separate business units: a Competitive Services Unit, a Corporate Support Services Unit and a Utility Services Unit (hereinafter the "Competitive Unit," the "Support Unit" and the "Utility Unit," respectively). The Corporate Separation Plan provides that the Utility Unit owns, operates and controls all FirstEnergy transmission and distribution facilities. The Competitive Unit provides all competitive electric services, including generation related services. The Support Unit provides centralized and common services to the other units. Such services include, but are not limited to, accounting, legal, auditing, finance, human resources and industrial relations, communications, real estate, information services and other shared functions. Under the Corporate Separation Plan, the FirstEnergy Operating Companies transferred operating and functional control over all their competitive assets, including their generating plants, to the Competitive Unit, effective January 1, 2001.

         FirstEnergy received approval from FERC to transfer by operating lease to GenCo, which is an EWG, operating and functional control over FirstEnergy's owned fossil generating facilities, as well as the Seneca pumped storage facility. (See Order Authorizing Transfer of Jurisdictional Facilities, 94 FERC
P. 61,179 (2001).) FENOC operates the nuclear facilities owned and leased by the FirstEnergy Operating Companies under their supervision and direction.

         GenCo also owns and operates the gas-fired turbines acquired from Mid-Atlantic, as well as certain other combustion turbines currently under construction by GenCo. GenCo operates the leased fossil generating facilities of the FirstEnergy Operating Companies and sells the entire output to FirstEnergy Solutions at FERC-approved rates. FirstEnergy Solutions utilizes this power, plus the output purchased from the FirstEnergy Operating Companies' nuclear generation and third party suppliers, to satisfy the provider of last resort obligations of the FirstEnergy Operating Companies, as well as any regulatory requirements of the FirstEnergy Operating Companies under the Ohio Transition Plan or grandfathered wholesale agreements. This wholesale power arrangement (the "Requirements Contract") was approved by FERC under Section 205 of the FPA on February 22, 2001. See Order Accepting Agreement for Filing Without Suspension or Hearing and Granting Waivers, 94 FERC P. 61,182 (2001).

         In addition, FirstEnergy Solutions continues selling power to unaffiliated purchasers at market-based rates, at both wholesale and retail, utilizing its market-based tariff for wholesale transactions. Existing market-based sales made by the FirstEnergy Operating Companies were assigned to FirstEnergy Solutions. The market-based tariff of the FirstEnergy Operating Companies will remain in effect for the limited purpose of implementing the market support provisions of the Transition Plan order and affiliate sales from nuclear generation and Cleveland

Electric's and Toledo Edison's leasehold interests in the Bruce Mansfield Plant. After the final implementation of the Corporate Separation Plan, all generating facilities will be owned and operated by FirstEnergy Solutions or its subsidiaries, all of which will be EWGs.

         The FirstEnergy Operating Companies currently obtain network transmission service on behalf of their retail customers under the ATSI Open Access Transmission Tariff ("OATT"). FirstEnergy Solutions contracts for point-to-point transmission service under the ATSI OATT where necessary to make its wholesale sales. ATSI obtains generation-based ancillary services from FirstEnergy Solutions under a FERC-approved rate schedule. ATSI has generator interconnection agreements with GenCo and FENOC to ensure the reliable connection of FirstEnergy generators to the transmission system. ATSI will turn operational control of its transmission lines over to the Alliance upon commencement of operations by the Alliance as described in Item 3.S.

         3. General Description of GPU and Its Affiliates. GPU was organized under Pennsylvania law in 1969. Its principal executive offices are located in Morristown, New Jersey. GPU is a registered holding company under the 1935 Act.

         GPU's principal business is the holding of all of the outstanding shares of common stock of the GPU Energy Companies - JCP&L, Penelec and Met-Ed - and the stock of certain non-utility subsidiaries which own and operate foreign utility systems. The customer service function and transmission and distribution operations of these three electric utilities are conducting business under the name "GPU Energy." The GPU Energy Companies rely almost exclusively on purchased power agreements, principally short and intermediate term contracts and existing power purchase agreements with non-utility generators, to supply energy to their customers.

         GPU also owns directly all of the common stock of nine other active subsidiaries - GPU Capital, GPU Power, GPUAR, GPU Telcom, GPUDH, MYR, GPU Service, GPU EnerTech and GPU Nuclear.

         GPU's domestic electric utility operations serve approximately two million customers in New Jersey, Pennsylvania and New York. These companies service a mix of residential, commercial and diversified industrial customers. The transmission and distribution facilities of these subsidiaries are physically interconnected and are operated as a single integrated and coordinated system. Each of the GPU Energy Companies and the eight subsidiaries listed in the prior paragraph is described below.

         (a) JCP&L. JCP&L was organized under New Jersey law in 1925. JCP&L is engaged in the sale, purchase, transmission and distribution of electric power to 1,016,650 customers, as of May 31, 2001, located within 13 counties and 236 municipalities in northern, western and east central New Jersey. JCP&L has two subsidiaries: JCP&L Preferred Capital, Inc., which is the sole general partner of JCP&L Capital, L.P.; and JCP&L Transition Holdings, Inc. ("JCP&L Holdings"), which has one subsidiary, JCP&L Transition, Inc. ("JCP&L Transition"). JCP&L

Transition is the sole member of JCP&L Transition Funding LLC ("JCP&L Transition Funding").(12)

         JCP&L, Penelec and Met-Ed collectively own all of the common stock of Saxton Nuclear Experimental Corporation ("Saxton"), a Pennsylvania nonprofit corporation organized for nuclear experimental purposes. Saxton's activities are limited to the decommissioning of the Saxton Nuclear Experimental Station ("SNES").

         (b) Penelec. Penelec was organized under Pennsylvania law in 1919. Penelec is engaged in the sale, purchase, transmission and distribution of electric power to 576,091 customers, as of May 31, 2001, in approximately 31 counties in northern and central Pennsylvania. Penelec also provides retail electric service to approximately 3,741 customers, as of May 31, 2001, in Waverly, New York, served by Waverly Electric, a direct subsidiary of Penelec. Waverly Electric's revenues account for less than 1% of Penelec's total operating revenue.

         Penelec also has the following subsidiaries: Nineveh Water Company and Penelec Preferred Capital II, Inc., which is the sole general partner of Penelec Capital II, L.P. ("Penelec Capital II"), which, in turn, is the sponsor of Penelec Capital Trust ("PC Trust"). PC Trust was created in June 1999 as a statutory business trust under Delaware law solely for the purpose of issuing trust preferred securities each representing a 7.34% Cumulative Preferred Security of Penelec Capital II.

         (c) Met-Ed. Met-Ed was organized under Pennsylvania law in 1922. Met-Ed is engaged in the sale, purchase, transmission and distribution of electric power to 497,609 customers, as of May 31, 2001, in approximately 14 counties in central and eastern Pennsylvania. Together, Penelec and Met-Ed serve over one million customers in a service territory covering about one-half of the geographic area of Pennsylvania.

         Met-Ed has the following subsidiaries: York Haven and Met-Ed Preferred Capital II, Inc., which is the sole general partner of Met-Ed Capital II, L.P. ("Met-Ed Capital II") which, in turn, is the sponsor of Met-Ed Capital Trust ("MEC Trust"). MEC Trust was created in May 1999 as a statutory business trust under Delaware law solely for the purpose of issuing trust preferred securities each representing a 7.35% Cumulative Preferred Security of Met-Ed Capital II.

         (d) GPU Capital and GPU Electric. GPU Capital was organized under Delaware law in 1998 and owns all of the stock of GPU Electric, Inc. ("GPU Electric"), a Delaware corporation formed in 1994. GPU Capital and GPU Electric and their subsidiaries (collectively referred to as the "GPU Electric Group") own, operate and fund the acquisition of electric and gas transmission and distribution businesses in the United Kingdom, Australia and Argentina.


----------
(12) JCP&L is in the process of dissolving JCP&L Holdings and JCP&L Transition. Once these dissolutions have been completed, JCP&L will be the sole member of JCP&L Transition Funding.

         The GPU Electric Group indirectly owns 100% of Midlands Electricity plc ("Midlands"), an electric distribution company in the United Kingdom that serves approximately five million residents. Through its ownership in Midlands, the GPU Electric Group also has ownership interests in operating generating facilities located in foreign countries totaling 4,244 MW (of which the GPU Electric Group's equity interest represents 1,163 MW) of capacity. The GPU Electric Group also owns GPU GasNet Pty Ltd, which owns a high pressure gas transmission pipeline network serving approximately 1.3 million residential customers and 40,000 industrial and commercial users throughout Victoria, Australia. The GPU Electric Group also owns three electric distribution companies in Argentina which serve approximately 335,000 customers.

         (e) GPU Power. GPU Power was organized under Delaware law in 1994. GPU Power and its subsidiaries develop, own and operate generation facilities outside the United States. GPU Power has ownership interests in operating generating facilities located in foreign countries totaling 1,229 MW (of which GPU Power's equity interests represent 424 MW) of capacity.

         (f) GPUAR, GPU Telcom and GPUDH. GPUAR was organized under Delaware law in 1996. GPUAR is an energy-related company under Rule 58 under the 1935 Act. It engages in energy-related activities, including marketing electricity, gas and other energy commodities.

         GPU Telcom was organized under Delaware law in 1996. It is an ETC under
Section 34 of the 1935 Act and is engaged in telecommunications-related businesses.

         GPUDH was organized under Delaware law in 2000. It is an energy-related company under Rule 58 under the 1935 Act; it owns interests in several subsidiaries that engage in energy-related activities.

         (g) MYR. MYR was organized under Delaware law in 1982. MYR is an infrastructure service company which, together with its subsidiaries, builds and maintains power lines and electric systems for electric utilities, telecommunications companies and industrial and commercial facilities.

         (h) GPU Service. GPU Service was organized under Pennsylvania law in 1970. It is a subsidiary service company which provides accounting, administrative, legal, financial and other services to the GPU Subsidiaries.

         (i) GPU Nuclear. GPU Nuclear was organized under New Jersey law in 1980. It administers the maintenance of Three Mile Island Unit No. 2 and the decommissioning of the SNES, neither of which is operational.

         (j) GPU EnerTech. GPU EnerTech was organized under Delaware law in 2000 and holds a 1.82% limited partnership interest in EnerTech Capital Partners II, L.P., an energy-related investment vehicle.

         Information regarding additional non-utility businesses owned by GPU and its subsidiaries and GPU system investments in non-system securities may be found on the charts filed as Exhibits L-2 and L-3 hereto, respectively.

         4.       Description of GPU's Domestic Utility Operations.

         (a) Domestic Utility Operations of the GPU Energy Companies. The electric generation and transmission facilities of the GPU Energy Companies are physically interconnected and are operated as a single integrated and coordinated system serving a population of approximately five million in New Jersey and Pennsylvania and a small portion of New York. The area served by the GPU Energy Companies extends from the Atlantic Ocean to Lake Erie, is generally comprised of small communities, rural and suburban areas and includes a wide diversity of industrial enterprises and substantial farming areas.

         JCP&L provides retail electric service in northern, western and east central New Jersey, which has an estimated population of approximately 2.7 million. Met-Ed provides retail electric service in all or portions of 14 counties in the eastern and south central parts of Pennsylvania, which has an estimated population of approximately 1.3 million. Met-Ed also sells electricity at wholesale to four municipalities with an estimated population of over 11,400. Penelec provides retail and wholesale electric service within a territory located in eastern, northern and south central Pennsylvania, with a population of approximately 1.6 million. Penelec also provides wholesale service to six municipalities in Pennsylvania and five municipalities in New Jersey. Additionally, Penelec, as the lessee of the property of Waverly Electric, also serves a population of about 13,400 in Waverly, New York and vicinity. During the 12 months ended December 31, 2000, the principal source of the GPU Energy Companies' operating revenues was derived from the distribution and resale of electricity.

         In response to restructuring efforts in Pennsylvania and New Jersey, the GPU system has divested essentially all of its generation assets. Currently, the GPU Energy Companies have 285 MW of generating capacity remaining to meet customer needs. They also have contracts with non-utility generators totaling 1,606 MW, and JCP&L has agreements with other utilities to provide for up to 584 MW of capacity and related energy. The GPU Energy Companies have agreed to purchase all of the capacity and energy from Three Mile Island Unit No. 1 nuclear generating station through December 31, 2001, and from Oyster Creek nuclear generating station through March 31, 2003. In addition, the GPU Energy Companies have the right to call on the capacity of the Homer City Station (up to 942 MW) through May 31, 2001, and up to 3,970 MW of capacity from the generating stations originally sold to Sithe Energies, Inc. (and now owned by Reliant Energy, Incorporated) through May 31, 2002, to satisfy the GPU Energy Companies' capacity obligations. The GPU Energy Companies' remaining capacity and energy needs will be met by short- to intermediate-term commitments (one month to three years) during times of expected high energy price volatility and reliance on spot market purchases during other periods.

         (b) Transmission System. The GPU Energy Companies own transmission facilities which operate at voltages of 230 kV, 345 kV and 500 kV (known as the "GPU Bulk Transmission System"), and 69 kV and 115 kV (known as the "GPU Sub-Transmission System," and together with the GPU Bulk Transmission System, the "GPU Transmission System"). The GPU Transmission System is operated to integrate the power supply resources of both the GPU Energy Companies and their various energy marketers doing business within the GPU Energy system for native retail and wholesale loads. To perform its network function, the GPU Bulk Transmission System and the GPU Sub-Transmission System are integrated and operate in a parallel manner with each other. The GPU Bulk Transmission

System is operated at the direction of PJM under the PJM Open Access Transmission Tariff. The GPU Energy Companies also operate low voltage 46 kV and
34.5 kV facilities.

         The GPU Transmission System consists of over 6,700 circuit miles of transmission lines with nominal voltages of 500 kV, 345 kV, 230 kV, 115 kV and 69 kV facilities. The GPU Transmission System services a population of approximately five million in New Jersey and Pennsylvania in a 24,000 square mile area. The GPU Transmission System has 66 interconnections at voltages of 69 kV or higher with three neighboring control areas. The GPU Transmission System is connected to other delivery systems to the west via ties with Allegheny Energy and FirstEnergy, to the north via ties with Niagara Mohawk Power Corporation, Central Hudson Gas and Electric Corporation and Energy East Corporation, and to the south via ties with Allegheny Energy.

         JCP&L, Penelec and Met-Ed are members of PJM, an independent system operator in Pennsylvania, New Jersey, Maryland, Delaware, Virginia and the District of Columbia. PJM is the largest centrally dispatched electric system in North America and coordinates the transmission of electricity over the facilities of its members. PJM also operates a wholesale power market in the Mid-Atlantic region served by its members. PJM is the regional reliability coordinator and transmission expansion planner and has been approved by FERC as an Independent System Operator ("ISO") under the provisions of FERC Order No. 888.

         (c) Utility Regulation. Each of the GPU Energy Companies' retail rates, conditions of service, issuance of securities and other matters are subject to regulation in the state in which each operates - in New Jersey by the New Jersey Board of Public Utilities ("NJBPU") and in Pennsylvania by the PPUC. Additionally, Penelec, as lessee, operates the facilities serving the village of Waverly, New York. Penelec's retail rates for New York customers, as well as Penelec's New York operations and property, are subject to regulation by the New York Public Service Commission ("NYPSC"). Met-Ed's retail rates and certain other matters are subject to regulation by the PPUC.

         With respect to wholesale sales and rates, the transmission of electricity, accounting, the construction, maintenance, ownership and operation of hydroelectric projects and certain other matters, the GPU Energy Companies are subject to regulation by FERC under the FPA.

         B.       DESCRIPTION OF THE PROPOSED TRANSACTION

         By this Application/Declaration, FirstEnergy seeks, inter alia, an order approving the acquisition by FirstEnergy of all the issued and outstanding voting securities of the GPU Energy Companies, which will be accomplished through the Merger. Under the Merger Agreement, the separate existence of GPU will cease, and GPU will be merged with and into FirstEnergy, with FirstEnergy continuing as the surviving corporation. The GPU Energy Companies will become direct subsidiaries of FirstEnergy following the Merger. At special shareholder meetings held on November 21, 2000, the shareholders of each of FirstEnergy and GPU approved the Merger.

         1. Election Right. Shortly before the Merger is completed, FirstEnergy will give each GPU shareholder the opportunity to elect to receive, for each share of GPU common stock he or she owns, either: $36.50 in cash, without interest; or, a number of shares of

FirstEnergy common stock equal to an exchange ratio designed to provide GPU shareholders with FirstEnergy shares having a value of $36.50, except as noted below.

         FirstEnergy will determine the exact exchange ratio by dividing $36.50 by the average of the closing sale prices for a share of FirstEnergy common stock on the New York Stock Exchange as reported in The Wall Street Journal over the 20-day trading period ending on the seventh trading day before the Merger is completed. The exchange ratio, however, will be fixed at 1.2318 if the average closing price of the FirstEnergy shares over this period is equal to or greater than $29.6313, and at 1.5055, if the average closing price over this period is equal to or less than $24.2438. This means that the number of FirstEnergy shares a GPU shareholder will receive for each GPU share he or she owns will never be less than 1.2318 nor more than 1.5055, regardless of what happens to FirstEnergy's share price.

         FirstEnergy will issue a press release before 9:00 a.m. on the sixth trading day before the Merger occurs announcing the exchange ratio, the average closing price of the FirstEnergy shares over the 20-day trading period and the deadline for submitting elections to receive cash or FirstEnergy shares. Based on the closing share price of $29.46 per share of FirstEnergy common stock as of May 3, 2001 and the number of shares of GPU common stock outstanding on that date, the total value of the Merger consideration to be paid by FirstEnergy is approximately $4.5 billion.

         2. Consequences of Over- and Under-Election. If GPU shareholders elect to receive cash for more than 50% of the GPU shares, the amount of cash that GPU shareholders will receive for each GPU share for which they made a cash election will be reduced pro rata so that the total amount of cash that FirstEnergy will pay to all GPU shareholders in the Merger is the same as the amount that FirstEnergy would have had to pay if cash elections were made for only 50% of the GPU shares. If this reduction occurs, in addition to the reduced amount of cash, FirstEnergy will issue, in respect of each GPU share for which a cash election was made, FirstEnergy shares in lieu of the cash the GPU shareholder would have otherwise received. The number of shares FirstEnergy will issue for each GPU share subject to a cash election in this situation will be calculated by multiplying the exchange ratio by the percentage reduction in the cash consideration paid to GPU shareholders making cash elections.

         Similarly, if GPU shareholders elect to receive FirstEnergy shares for more than 50% of the GPU shares, the number of FirstEnergy shares GPU shareholders will receive for each GPU share for which they made a share election will be reduced pro rata so that the total number of shares that FirstEnergy will issue to all GPU shareholders in the Merger is the same as the number of shares that FirstEnergy would have had to issue if share elections had been made for only 50% of the GPU shares. If this reduction occurs, in addition to the reduced number of FirstEnergy shares, FirstEnergy will pay, in respect to each GPU share for which a share election was made, cash in lieu of the FirstEnergy shares the GPU shareholder would have otherwise received. The amount of cash to be paid for each GPU share subject to a share election in this situation will be calculated by multiplying $36.50 by the percentage reduction in FirstEnergy shares issued to GPU shareholders making share elections.

         In the case of an over-election for either cash or FirstEnergy shares, those GPU shareholders who fail to make a valid election with respect to their shares will receive the under-elected form of consideration for those shares. FirstEnergy, therefore, has encouraged GPU shareholders to make a valid election with respect to all of their shares.

         If all GPU shareholders together make valid cash elections for fewer than 50% of the outstanding GPU shares and valid share elections for fewer than 50% of the outstanding GPU shares, all of the remaining cash and FirstEnergy shares that will be paid and issued in the Merger will be allocated pro rata among the holders of non-electing shares. This means that non-electing shareholders would receive both cash and FirstEnergy shares for their GPU shares.

         3. No Fractional Shares. FirstEnergy will not issue fractional interests in its shares in connection with the Merger. Any GPU shareholder otherwise entitled to a fractional interest, including in connection with a tax adjustment, will instead receive cash in an amount equal to that fraction multiplied by the average of the closing prices of the shares of FirstEnergy common stock over the five-day trading period ending on the trading day before the Merger is completed.

         4. Tax Adjustment. Under certain circumstances it may be necessary for FirstEnergy to reduce the total amount of cash it pays in the Merger in order to ensure that the Merger qualifies as a "reorganization" for U.S. federal income tax purposes. In this event, all GPU shareholders who are entitled to receive cash, other than as a result of being a dissenting shareholder or being entitled to cash in lieu of a fractional share of FirstEnergy common stock, will receive a reduced amount of cash, as nearly pro rata as possible, and FirstEnergy shares with a value equal to the reduced cash amount. For these purposes, FirstEnergy will determine the value of those FirstEnergy shares based on the closing price of the FirstEnergy shares on the date the Merger is completed.

         C.       REASONS FOR AND ANTICIPATED EFFECTS OF THE PROPOSED
                  TRANSACTION

         Through the Merger, FirstEnergy will directly acquire all of the issued and outstanding voting securities of the GPU Energy Companies and indirectly acquire all of the issued and outstanding voting securities of York Haven and Waverly Electric. Set forth in Exhibit K-5 hereto is an analysis of FirstEnergy's, GPU's and the combined company's assets, revenues and electric customers as of December 31, 2000.

         1. Strategic Advantages. The Merger will combine companies that have adjoining service areas and interconnected transmission systems. By acquiring directly all of the issued and outstanding voting securities of the GPU Energy Companies and acquiring indirectly all of the issued and outstanding voting securities of York Haven and Waverly Electric, FirstEnergy will be able to realize opportunities to eliminate duplicative costs, maximize efficiencies and increase management and operational flexibility in order to enhance revenues, cash flow and earnings and be a more effective competitor.

         2. Competitive Prices and Services. FirstEnergy will naturally be larger as a result of the Merger. The increase in size will allow FirstEnergy to meet more effectively the demands of customers for reliable, low-cost power in the face of increased competition among suppliers and will create operating efficiencies, such as an increased capacity factor for

FirstEnergy's generating plants, that will allow FirstEnergy to be able to produce and deliver competitively priced power to customers.

         3. Service to More Customers. Following the Merger, the GPU Energy Companies will be direct subsidiaries of FirstEnergy (with York Haven and Waverly Electric being second tier subsidiaries), thereby increasing FirstEnergy's size, customer base and diversity. This will reduce FirstEnergy's exposure to adverse changes in any sector's economic and competitive conditions. After the Merger, FirstEnergy plans to expand relationships with customers in its service areas, using combined distribution channels to market innovative energy-related products throughout the region at competitive prices. FirstEnergy will be able to provide customers with a wider range of energy services and products and enhanced service capabilities, following the Merger, than it can at the present time.

         4. Cost Reduction. FirstEnergy anticipates that the Merger will result in cost reductions estimated to be approximately $1.5 billion over ten years (or an average of $150 million per year), net of implementation costs. FirstEnergy believes that these savings will result from a combination of improved operating efficiencies, elimination of duplicative activities and procurement efficiencies. FirstEnergy believes that labor reductions will be obtained through attrition, controlled hiring and voluntary and involuntary severance programs. In addition, FirstEnergy expects reductions in duplicative corporate and administrative expenses to come from such areas as insurance, facilities, professional services and advertising.

         The benefits are described in greater detail in the discussion of the efficiencies and economies resulting from the Merger in Item 3.B.2.

         D.       ADDITIONAL INFORMATION

         No associate company or affiliate of FirstEnergy or any affiliate of any such associate company has any direct or indirect material interest in the proposed transaction except as stated herein.

ITEM 2.  FEES, COMMISSIONS AND EXPENSES

         The fees, commissions and expenses to be paid or incurred, directly or indirectly, in connection with the transactions contemplated herein, including other related matters, are estimated as follows:(13)

Commission filing for the Registration Statement on Form S-4......     $426,702
Accountants' fees.................................................        *
Legal fees and expenses relating to the Act.......................        *
Other legal fees..................................................        *
Stockholder communication and proxy solicitation..................        *
Exchanging, printing and engraving of stock certificates..........        *
Investment bankers' fees and expenses
     Morgan Stanley & Co. Incorporated ...........................   $15,000,000
     Salomon Smith Barney Inc.....................................        *
NYSE listing fee .................................................        *
Miscellaneous.....................................................        *
TOTAL.............................................................        *

*        To be filed by amendment.

ITEM 3.  APPLICABLE STATUTORY PROVISIONS

         The GPU Energy Companies, York Haven and Waverly Electric are electric utility companies as defined in Section 2(a)(3) of the Act, as well as public utility companies as defined in Section 2(a)(5) of the Act. Accordingly, it is believed that Sections 9(a)(2), 10 and 11(b) of the Act are applicable to the direct acquisition by FirstEnergy of all of the issued and outstanding voting securities of the GPU Energy Companies and the indirect acquisition of all of the issued and outstanding voting securities of York Haven and Waverly Electric. Sections 6(a), 7, 9(a), 10, 12 and 13 of the Act and Rules 42, 43, 45, 46, 52,
53, 54 and 85 through 91 are considered applicable to the proposed financing transactions, matters related to financing transactions and service company matters. To the extent that the acquisition of such voting securities is considered by the Commission to require authorization, approval or exemption under any section of the Act or provision of the rules or regulations thereunder other than those specifically referred to herein, request for such authorization, approval or exemption is hereby made.

         Because FirstEnergy will be directly acquiring five percent or more of all the issued and outstanding voting securities, as defined in Section 2(a)(17) of the Act, of the GPU Energy Companies, and FirstEnergy will be indirectly acquiring five percent or more of all of the issued and outstanding voting securities, as defined in Section 2(a)(17) of the Act, of York Haven and Waverly Electric, the acquisition of such voting securities will be subject to Section 9(a)(2) of the Act. Thus, FirstEnergy believes that the acquisition of such voting securities cannot proceed without the Commission's approval pursuant to
Section 10 of the Act. The relevant statutory standards to be satisfied are set forth in Sections 10(b), 10(c), and 10(f) of the Act.

----------
(13) Fees and expenses relating to financing transactions for which approval is sought herein cannot be estimated at this time. Fees for the placement of securities will be limited as provided in Item 3.E.3.

         In addition, as discussed below, the standards of Section 11(b) of the Act are satisfied. Post-Merger, FirstEnergy should therefore be able to retain its gas utility, NONGC, and all of the non-utility businesses FirstEnergy currently owns, as well as those owned by GPU.

         A.       SECTION 10(b)

         Section 10(b) of the 1935 Act provides that, if the requirements of
Section 10(f) are satisfied, the Commission shall approve an acquisition under
Section 9(a) unless the Commission finds that:

                           (1) such acquisition will tend towards interlocking
                  relations or the concentration of control of public utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers;

                           (2) in case of the acquisition of securities or
                  utility assets, the consideration, including all fees, commissions, and other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with such acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or

                           (3) such acquisition will unduly complicate the
                  capital structure of the holding company system of the applicant or will be detrimental to the public interest of consumers or the proper functioning of such holding company system.

         The direct acquisition by FirstEnergy of all of the issued and outstanding voting securities of the GPU Energy Companies, and the indirect acquisition of all of the issued and outstanding voting securities of York Haven and Waverly Electric, and the requests contained in this Application/Declaration are well within the precedent of transactions approved by the Commission as consistent with the 1935 Act. As demonstrated below, such acquisition by FirstEnergy will benefit both consumers and stockholders of FirstEnergy, and the other federal regulatory authorities with jurisdiction over such acquisition will have approved it as in the public interest.

         1.       Section 10(b)(1).

         (a) Interlocking Relations. The acquisition by FirstEnergy of all of the issued and outstanding voting securities of the GPU Energy Companies, York Haven and Waverly Electric will not tend towards interlocking relations or the concentration of control of public utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers.

         Notwithstanding the above, as in the case of virtually every transaction subject to Section 9(a)(2), there may exist among FirstEnergy and its public utility subsidiaries interlocking directors and officers only of such nature and to such extent as normally exist in public utility holding company systems among affiliated and associated companies. See CIPSCO Incorporated, Holding Co. Act Release No. 25152 (Sept. 18, 1990).

         Under the Merger Agreement, the Board of Directors of FirstEnergy after the Merger will consist of 16 members, ten of whom will be designated by the current Board of Directors of FirstEnergy and six of whom will be designated by the current Board of Directors of GPU prior to the effective time of the Merger. Prior to the effective time, GPU will determine how the GPU designated directors will be allocated among the three classes of FirstEnergy's Board of Directors, so long as two of those directors are allocated to each class.

         If, during the two-year period following the effective time of the Merger, there are fewer than six directors on the FirstEnergy Board of Directors who were either initially designated to the FirstEnergy Board by GPU or subsequently appointed by the FirstEnergy Board to replace a director initially designated by GPU, the vacancy or vacancies will be filled by the appointment of a person or persons recommended by not less than 80% of the remaining members of the then existing FirstEnergy Board of Directors. In addition, at all times during this two-year period, the chairman of at least one of the standing committees of FirstEnergy's Board of Directors must be a director initially designated by GPU or a director who replaced such an individual.

         Fred D. Hafer, current Chairman, President and Chief Executive Officer of GPU, will serve as Chairman of FirstEnergy from the effective time until he reaches the age of 62 or is no longer willing or able to so serve. Mr. Hafer was 59, as of September 20, 2000. In addition, from the effective time until otherwise determined by the Board of Directors after the Merger, Mr. H. Peter Burg, currently Chairman and Chief Executive Officer of FirstEnergy, will serve as Vice Chairman and Chief Executive Officer of FirstEnergy and will assume the role of Chairman upon retirement of Mr. Hafer. All other officers of FirstEnergy will be designated by FirstEnergy's Board of Directors.

         (b) Concentration of Control. It is well settled that the public interest is to be judged primarily in the context of the problems with which the 1935 Act was designed to deal, as set forth in Section 1(b) thereof. Vermont Yankee Nuclear Power Corporation, Holding Co. Act Release No. 15958, (Feb. 6,
1968), rev'd on other grounds sub. nom., Municipal Electric Ass'n of Mass. v. S.E.C., 413 F.2d 1052 (D.C. Cir. 1969). Viewed from this perspective, the acquisition by FirstEnergy of all of the issued and outstanding voting securities of the GPU Energy Companies in no way contradicts the requirements of
Section 10(b)(1).

         Section 10(b)(1) is intended to avoid "an excess of concentration and bigness" while preserving the "opportunities for economies of scale, the elimination of duplicate facilities and activities, the sharing of production capacity and reserves and generally more efficient operations" afforded by the coordination of local utilities into an integrated system. American Electric Power Company, Inc., Holding Co. Act Release No. 20633 (July 21, 1978). In applying Section 10(b)(1) to utility acquisitions, the Commission must determine whether the acquisition will create "the type of structures and combinations at which the Act was specifically directed." Id. As discussed below, the acquisition by FirstEnergy of all of the issued and outstanding voting securities of the GPU Energy Companies, York Haven and Waverly Electric, in the context of the Merger, will not create a "huge, complex, and irrational system" of a type at which the 1935 Act is directed, but rather will afford the opportunity to achieve economies of scale and efficiencies which are expected to benefit investors and consumers. Id.

         The Merger will not lead to the type of concentration of control over utilities, unrelated to operating efficiencies, that Section 10(b)(1) was intended to prevent. In addition, the GPU Energy Companies have divested substantially all of their generation assets. No increased concentration of generation ownership will result from the Merger.

         SIZE: When considering the issue of concentration of control pursuant to Section 10(b)(1), the Commission "considers various factors, including the size of the resulting system and the competitive effects of the acquisition." Entergy Corporation, Holding Co. Act Release No. 25952 (Dec. 17, 1993), request for reconsideration denied, Holding Co. Act Release No. 26037 (April 28, 1994), remanded sub nom., Cajun Elec. Power Co-op., Inc. v. S.E.C., No. 94-1112, 1994 WL 704047 (D.C. Cir. Nov. 16, 1994).

         Size alone is not suspect. Rather, as the 1935 Act provides, the concern is an enlargement of the system that is "of a kind or to an extent detrimental to the public interest or the interest of investors or consumers" caused "by the growth and extension of holding companies [that] bears no relation to economy of management and operation or the integration and coordination of related operating properties." Sections 10(b)(1) and 1(b)(4) of the 1935 Act.

         For purposes of comparison, the Table filed as Exhibit K-4 hereto provides certain operating information derived from publicly available documents(14) for a selected group of public utility systems. These data identify and rank the largest public utility systems in the United States. Among the utilities presented, FirstEnergy ranges from the twelfth to the twentieth largest public utility system in the United States depending on the criterion of measurement used as of December 31, 2000. Giving effect to the Merger as of December 31, 2000, on a pro forma basis, post-Merger FirstEnergy would have ranged from the fourth largest to the twelfth largest public utility system in the United States, again depending on the criterion of measurement.

         The data show that four companies would have been larger than post-Merger FirstEnergy in terms of number of customers served; four companies would have been larger than post-Merger FirstEnergy in terms of regulated sales; and 11 companies would have been larger than post-Merger FirstEnergy in terms of capacity. In addition, post-Merger FirstEnergy would be the fourth largest in terms of assets and eighth largest in terms of operating revenues, giving effect to the Merger as of December 31, 2000, and the thirteenth largest in terms of market capitalization, giving effect to the Merger as of April 5, 2001. Thus, the data show that post-Merger FirstEnergy will be comparable in size to other large public utility systems.

         The pro forma combined assets of post-Merger FirstEnergy would have totaled approximately $39 billion as of December 31, 2000. The combined operating revenues of FirstEnergy and GPU, for the 12-month period ended December 31, 2000, would have totaled approximately $12 billion. By comparison, there are seven other companies that are larger than

----------
(14) In addition to filings made with the Commission and the FERC, Morgan Stanley & Co. Incorporated ("Morgan Stanley") relied upon data obtained from a subscription service, SNL Securities, which compiles information from filings with the Commission.

the post-Merger FirstEnergy system based on operating revenues, giving effect to the Merger as of December 31, 2000.

         Indeed, the Commission has approved a number of acquisitions that created utilities comparable in size to post-Merger FirstEnergy. For example, the Commission recently approved the merger of two registered holding companies, American Electric Power Company, Inc. and Central and Southwest Corporation (the "AEP and CSW Merger"), where the pro-forma financial information showed operating revenues of approximately $12.4 billion, net income of $975 million, customers numbering 4.8 million and assets totaling $35.7 billion. The Merger is comparable to the AEP and CSW Merger. See American Electric Power Company, Inc., Holding Co. Act Release No. 27186 (June 14, 2000), request for reconsideration denied, Holding Co. Act Release No. 27232 (Sept. 20, 2000); compare New Century Energies, Inc., Holding Co. Act Release No. 27212 (Aug. 16, 2000); Exelon Corporation, Holding Co. Act Release No. 27256 (Oct. 19, 2000), modified by, Holding Co. Act Release No. 27259 (Oct. 20, 2000); Dominion Resources, Inc., Holding Co. Act Release No. 27113 (Dec. 15, 1999).

         EFFICIENCIES AND ECONOMIES. The Commission has rejected a mechanical size analysis under Section 10(b)(1) in favor of assessing the size of the resulting system with reference to the efficiencies and economies that can be achieved through the integration and coordination of utility operations. American Electric Power Company, Inc., supra, Holding Co. Act. Release No. 20633. The Commission has repeatedly confirmed through its decisions that size alone is not determinative. Thus, in Centerior Energy Corporation, Holding Co. Act Release No. 24073 (April 29, 1986), the Commission stated that a "determination of whether to prohibit enlargement of a system by acquisition is to be made on the basis of all the circumstances, not on the basis of size alone." See also Entergy Corporation, supra, Holding Co. Act Release No. 25952.

         By virtue of the Merger, FirstEnergy will be in a position to realize the "opportunities for economies of scale, the elimination of duplicate facilities and activities, the sharing of production capacity and reserves and generally more efficient operations" described by the Commission in American Electric Power Company, Inc., supra, Holding Co. Act Release No. 20633. Among other things, the Merger is expected to make possible: the offering of a broader array of products and services; savings through reduction of operating expenses and cost of capital; savings through elimination or postponement of certain capital expenditures; and savings through greater purchasing power. These expected efficiencies and economies from the combined utility operations are described in greater detail in Item 3.B.2.

         COMPETITIVE EFFECTS. As the Commission noted in Northeast Utilities, Holding Co. Act Release No. 25221 (Dec. 21, 1990), aff'd as modified, Holding Co. Act Release No. 25273 (March 15, 1991), aff'd, City of Holyoke Gas & Elec. Dept. v. S.E.C., 972 F.2d 358 (D.C. Cir. 1992), the "antitrust ramifications of an acquisition must be considered in light of the fact that public utilities are regulated monopolies and that federal and state administrative agencies regulate the rates charged consumers." Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), the Merger may not be consummated until the applicable waiting periods have expired or been terminated. Filings were made by FirstEnergy and GPU on November 20, 2000 with the Department of Justice (the "DOJ") and the Federal

Trade Commission (the "FTC") under the HSR Act, and the waiting period expired on December 20, 2000.

         In addition, the competitive impact of the Merger was fully considered by FERC, which approved the Merger on March 15, 2001. See Order Authorizing Merger, 94 FERC 61, 291 (2001) ("FERC Merger Order"), a copy of which is filed as Exhibit D-2 hereto. The Commission may appropriately rely upon FERC with respect to such matters. Entergy Corporation, supra, Holding Co. Act Release No. 25952 (citing City of Holyoke Gas & Electric Dept. v. S.E.C., supra, 972 F.2d at 363-64).

         2.       Section 10(b)(2)--Fairness of Consideration and Fees.

         (a) Fairness of Consideration. Section 10(b)(2) of the 1935 Act requires the Commission to determine whether the consideration in connection with a proposed acquisition of securities is reasonable and whether it bears a fair relation to the investment in and the earning capacity of the utility assets underlying the securities being acquired. As noted earlier, shortly before the Merger is completed, FirstEnergy will give each GPU shareholder the opportunity to elect to receive, for each share of GPU common stock owned, either: $36.50 in cash, without interest; or, a number of shares of FirstEnergy common stock (the exchange ratio) designed to provide GPU shareholders with FirstEnergy shares having a value of $36.50, subject to adjustment.

         This price was reached through a process of vigorous arm's-length negotiations, accommodation and compromise. Such negotiations were preceded by extensive due diligence, analysis and evaluation of the assets, liabilities and business prospects of each of FirstEnergy and GPU. See "The Merger" beginning on page 25 of the Joint Proxy Statement/Prospectus filed as Exhibit C-2 hereto. Prices arrived at through arm's-length negotiations are particularly persuasive evidence that Section 10(b)(2) is satisfied. See American Electric Power Company, Inc., supra, Holding Co. Act Release No. 27186.

         Finally, nationally recognized investment bankers for each of GPU and FirstEnergy have reviewed extensive information concerning the companies and analyzed the exchange ratios employing a variety of valuation methodologies, and have opined that the exchange ratios are fair, from a financial point of view, to the respective shareholders of GPU and FirstEnergy. The investment bankers' opinions are filed as Appendix B and Appendix C to the Joint Proxy Statement/Prospectus, Exhibit C-2 hereto. The assistance of independent consultants in setting consideration has been recognized by the Commission as evidence that the requirements of Section 10(b)(2) have been met. See The National Grid Group plc, Holding Co. Act Release No. 27154 (March 15, 2000).

         (b) Reasonableness of Fees. An estimate of the fees and expenses to be paid in connection with the Merger is set forth in Item 2. The estimated amounts to be paid are fees for necessary professional services and other expenses incurred or to be incurred in connection with carrying out the Merger. FirstEnergy believes that such fees and expenses are reasonable and fair in light of the size and nature of the Merger and comparable transactions, and the standards of Section 10(b)(2) are thus satisfied.

         As set forth in Item 2 of this Application/Declaration, FirstEnergy and GPU, together, expect to incur a combined total of approximately $______ million (15) in fees, commissions and expenses in connection with the Merger, excluding expenses related to integrating the operations of the combined company Such fees will be paid on an arm's-length basis to third parties and are consistent with fees, commissions and expenses paid for similar transactions and approved by the Commission as reasonable. See, e.g., American Electric Power Company, Inc., supra, Holding Co. Act Release No. 27186 (fees and expenses estimated at $72.7 million); The National Grid Group plc, supra, Holding Co. Act Release No. 27154 (estimate of fees and expenses of approximately $54.2 million).

         Morgan Stanley has been retained by FirstEnergy to act as financial advisor to FirstEnergy with respect to the Merger. Pursuant to the letter agreement dated as of June 1, 2000 between FirstEnergy and Morgan Stanley, Morgan Stanley is entitled to (i) an advisory fee of approximately $50,000 to $75,000, which is payable in the event the transaction is not consummated, and
(ii) a transaction fee of approximately $15,000,000, which is payable as follows: one-third upon announcement of the transaction, one-third upon approval of the transaction by FirstEnergy's shareholders and one-third upon closing of the transaction. Any amount paid or payable to Morgan Stanley as advisory or announcement fees will be credited against the transaction fee. FirstEnergy has also agreed to reimburse Morgan Stanley for expenses incurred by Morgan Stanley in performing its services.

         In the past, Salomon Smith Barney Inc. ("Salomon") has provided investment banking services to GPU, FirstEnergy and/or their respective affiliates, for which it has received compensation. Pursuant to Salomon's engagement letter with GPU, dated August 6, 2000, GPU agreed to pay Salomon a fee for its services as financial advisor to GPU in connection with the Merger totaling 0.40% of the transaction value, a significant portion of which will be received upon the closing of the Merger. Additionally, GPU has agreed to reimburse Salomon for its reasonable out-of pocket expenses.

         The investment banking fees paid by FirstEnergy and GPU are lower than, or are comparable to, fees paid in other similar transactions and approved by the Commission as reasonable. The fees reflect the financial marketplace, in which investment banking firms actively compete with each other to act as financial advisors to merger partners.

         3. Section 10(b)(3). Section 10(b)(3) requires the Commission to determine whether the acquisition by FirstEnergy of all of the issued and outstanding voting securities of the GPU Energy Companies, York Haven and Waverly Electric, in the context of the Merger, will unduly complicate FirstEnergy's capital structure or will be detrimental to the public interest, the interests of investors or consumers or the proper functioning of FirstEnergy's system.

----------
(15)     To be filed by amendment.

         (a) Capital Structure. The Commission has previously determined that transactions similar to the Merger would not unduly complicate the applicant's corporate structure. See, e.g., American Electric Power Company, Inc., supra, Holding Co. Act Release No. 27186 (merger resulted in increased debt with decreased equity, but "well within the 60%/30% debt/common equity ratio that the Commission has generally viewed as adequate for registered holding companies"); compare Entergy Corporation, supra, Holding Co. Act Release No. 25952 (debt-equity figures were "well within the 65%/30% debt/common equity ratio generally prescribed by the Commission").

         The Commission has approved common equity to total capitalization ratios as low as 27.6%. See Northeast Utilities, supra, Holding Co. Act Release No. 25221 (common equity ratio within two years would be greater than 30%); Exelon Corporation, supra, Holding Co. Act Release No. 27256 (anticipated consolidated common equity of Exelon was 29.7% of total capitalization; Exelon would achieve a consolidated common equity ratio of at least 30% by December 31,
2002); compare The National Grid Group plc, supra, Holding Co. Act Release No. 27154 (28.5% common stock equity would be increased to 30% or above by March 31, 2002).

         The projected combined consolidated capital structures of post-Merger FirstEnergy as of September 30, 2001, December 31, 2001, June 30, 2002, December 31, 2002 and June 30, 2003 are set forth in the chart filed as Exhibit K-6 hereto.

         FirstEnergy's projected consolidated common equity to total capitalization ratio of 29.5% (including the effect of the proposed financing necessary to complete the Merger) is slightly below 30%, assuming the Merger is consummated on September 30, 2001, but is higher than Northeast Utilities' 27.6% common equity position, which was approved by the Commission upon a showing that the common equity ratio within two years would be greater than 30%. See Northeast Utilities, supra, Holding Co. Act Release No. 25221; compare Exelon Corporation, supra, Holding Co. Act Release No. 27256 (anticipated consolidated common equity of Exelon was 29.7% of total capitalization; Exelon would achieve a consolidated capitalization of at least 30% by December 31, 2002). Although initially FirstEnergy's common equity ratio will be below 30%, FirstEnergy expects to achieve a common equity ratio of greater than 30% by December 31, 2001 through a combination of debt reduction and an increase in retained earnings and commits to maintaining a 30% common equity ratio after December 31, 2002, as described in Item 3.E.5. The impact of future financing for which authority is requested herein is discussed in detail in Item 3.E.5, Item 3.F and
Item 3.G.

         FirstEnergy will incur debt in order to pay the cash portion of the Merger and will also issue additional common stock. Such debt will not affect the capitalization ratios of the Utility Subsidiaries. A chart showing the common equity ratios for the Utility Subsidiaries is filed as Exhibit K-7 hereto. Compare, e.g., Northeast Utilities, Holding Co. Act Release No. 27147 (March 7, 2000) (Northeast Utilities' pro forma common equity ratio would have been 29.1%; Northeast Utilities' common equity ratio was expected to be above 30% by December 31, 2001, although the utilities expected that their common stock equity ratios would be below 30% during the authorization period); The National Grid Group plc, supra, Holding Co. Act Release No. 27154 (restructuring parent-level debt not applicable; Commission analyzed under Section 7(d); although National Grid's common stock equity ratio was as low as 28.5%, that number did not reflect the company's financial strength where the company had high credit ratings).

         The corporate capital structure of FirstEnergy after the Merger will not be unduly complicated. In the Merger, FirstEnergy will acquire all of the issued and outstanding voting securities of the GPU Energy Companies, York Haven and Waverly Electric. Thus, there will be no minority interest in any such companies following the Merger. See Consolidated Natural Gas Company, Holding Co. Act Release No. 25040 (Feb. 14, 1990). There will not be any changes to the Utility Subsidiaries' securities. GPU, the current holding company of the GPU system, will disappear in the Merger. There will be no intermediate holding company between FirstEnergy and the Primary Operating Utilities and ATSI. There will only be four intermediate companies between FirstEnergy and the additional operating utilities - three of which are public-utility holding companies themselves - Ohio Edison with respect to Penn Power, Penelec with respect to Waverly Electric, Met-Ed with respect to York Haven, and MARBEL with respect to NONGC. These intermediate holding companies will not unduly complicate FirstEnergy's capital structure, and are consistent with other registered systems. See Exelon Corporation, Holding Co. Act Release No. 27256.

         (b) Public Interest, Interest of Investors and Consumers, and Proper Functioning of Holding Company System. Section 10(b)(3) also requires the Commission to determine whether the proposed acquisition by FirstEnergy will be detrimental to the interests of the general public, investors or consumers, or the proper functioning of the combined system.

         As set forth more fully in Item 3.B.2 and elsewhere herein, the acquisition by FirstEnergy of all of the issued and outstanding voting securities of the GPU Energy Companies, in the context of the Merger, is expected to result in substantial cost savings and synergies and will integrate and improve the efficiency of the operations of the post-Merger FirstEnergy system. FirstEnergy's acquisition of all of the issued and outstanding voting securities of the GPU Energy Companies, therefore, will be in the public interest and the interests of investors and consumers, and will not be detrimental to the proper functioning of the resulting holding company system.

         B.       SECTION 10(c)

         Section 10(c) of the 1935 Act provides that:

         Notwithstanding the provisions of subsection (b), the Commission shall not approve:

                  (1) an acquisition of securities or utility assets, or of any other interest, which is unlawful under the provisions of Section 8 or is detrimental to the carrying out of the provisions of Section 11; or

                  (2) the acquisition of securities or utility assets of a public utility or holding company unless the Commission finds that such acquisition will serve the public interest by tending towards the economical and the efficient development of an integrated public utility system . . . .

         1.       Section 10(c)(1). Consistent with the standards set forth in
Section 10(c)(1) of the Act, the proposed acquisition by FirstEnergy of all of the issued and outstanding voting securities of the GPU Energy Companies, in the context of the Merger, will not be unlawful under the provisions of Section 8 of the Act, or detrimental to the carrying out of the provisions of Section 11 of the 1935 Act. Following consummation of the Merger, FirstEnergy will register as a holding company.

         (a) Section 8 Analysis. Section 8 prohibits a registered holding company or any of its subsidiaries from acquiring, owning interests in or operating both a gas utility company and an electric utility company serving substantially the same area if prohibited by state law. FirstEnergy, through its wholly owned subsidiary, MARBEL, owns all of the issued and outstanding stock of NONGC, a gas utility company, as defined in Section 2(a)(4) of the 1935 Act. Ohio law does not prohibit such ownership.

         (b) Section 11 Analysis.

         (i) Integration. Section 10(c)(1) also requires that an acquisition not be detrimental to carrying out the provisions of Section 11 of the Act. Section 11(b)(1), in pertinent part, requires, with limited exceptions, a registered holding company and its subsidiaries to limit their operations to "a single integrated public-utility system."

         Section 2(a)(29)(A) of the Act defines an integrated public-utility system with respect to electric utility companies as:

         a system consisting of one or more units of generating plants and/or transmission lines and/or distribution facilities, whose utility assets, whether owned by one or more electric utility companies, are physically interconnected or capable of interconnection and which under normal circumstances may be economically operated as a single interconnected and coordinated system confined in its operations to a single area or region, in one or more states, not so large as to impair (considering the state of the art and area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation.

         On the basis of the statutory definition above, the Commission has established four standards that must be met before the Commission will find that an integrated public-utility system will result from a proposed acquisition of securities:

                  (1) the utility assets of the system are physically interconnected or capable of physical interconnection;

                  (2) the utility assets, under normal conditions, may be economically operated as a single interconnected and coordinated system;

                  (3) the system must be confined in its operations to a single area or region; and

                  (4) the system must not be so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation.

Environmental Action, Inc. v. S.E.C., 895 F.2d 1255, 1263 (9th Cir. 1990) (quoting In re Electric Energy, Inc., 38 S.E.C. 658, 668 (1958)). The acquisition by FirstEnergy of all of the issued and outstanding voting securities of the GPU Energy Companies satisfies each of these requirements.

         PHYSICAL INTERCONNECTION. Upon consummation of the Merger, FirstEnergy and the GPU Energy Companies will be "physically interconnected or capable of physical interconnection" within the meaning of Section 2(a)(29)(A). The electric service areas of the GPU Energy Companies and the FirstEnergy Operating Companies' service areas are adjacent to one another. (See Maps filed as Exhibits E-1, E-2 and E-3 hereto.) The Merger will unite a contiguous, geographically compact system across Ohio, Pennsylvania, New Jersey and into New York.

         ATSI and GPU have one direct connection in the form of a direct tie line (the "Existing Interconnection"). This 345 kV line has ratings corresponding to 1,643 MW in the Summer and 1,781 MW in the Winter.(16) This interconnection is referred to as the Ashtabula-Erie West transmission line. ATSI and the GPU Utility Subsidiaries each own the portion of the transmission line in their respective service territory. ATSI also has three ties to the east with Allegheny Energy: one at 345 kV, one at 138 kV, and a normally open tie at 69 kV. The combined Summer and Winter normal ratings of these 345 kV and 138 kV lines are 1,616 MW and 1,995 MW. Allegheny Energy in turn has numerous interconnections with PJM, including 15 direct interconnections to the GPU Utility Subsidiaries at voltages of 115 kV and above.

         GPU divested virtually all of its generation facilities and currently relies on contracts with Non-Utility Generators ("NUGs"), transition power purchase contracts with the new owners of its divested generation facilities and wholesale purchases to meet its provider of last resort obligations under Pennsylvania and New Jersey law. Energy under long term contract to GPU is less than 3,000 MW, a relatively small portion of GPU's peak load. Accordingly, GPU has increasingly relied upon the short term wholesale power markets to meet its energy requirements.

         FirstEnergy currently has a generation portfolio of about 12,515 MW, and has arranged for firm purchases of an additional 2,000 MW. Following consummation of the Merger, FirstEnergy will expand its existing portfolio of generating assets and purchases to meet the capacity and energy requirements of the combined companies. FirstEnergy will engage in single system resource planning on behalf of the Primary Operating Utilities and will use its existing generation resources to assist the GPU Energy Companies in meeting their load requirements and to reduce their reliance on short term wholesale purchases, to the extent feasible and where it


----------
(16) This interconnection capacity from 1,643 to 1,781 MW is greater than that found acceptable in the AEP and CSW Merger (250 MW) and in the recent Exelon Corporation merger (100 MW). See American Electric Power Company, Inc., supra, Holding Co. Act Release No. 27186; Exelon Corporation, supra, Holding Co. Act Release No. 27256.

is economic to do so. FirstEnergy expects to integrate generation resource procurement for the combined companies in the manner described below.

         In the near term, FirstEnergy intends to work with PJM to increase current interface capability so as to permit greater transfers of energy from the current FirstEnergy control area into PJM on the GPU Energy Companies' behalf. FirstEnergy has already reserved 1,100 MW of firm transmission capacity at the PJM border to facilitate off-peak energy transfers into PJM. FirstEnergy plans to increase the output of its lowest cost units at night, and to develop lower cost supplies of fuel, in order to increase its ability to supply off-peak energy to the GPU Energy Companies. Subject to these improvements, FirstEnergy expects to be able to supply up to four million MWHs annually to the GPU Energy Companies during off-peak periods from its existing generation. Because of weather patterns and customer load diversity between FirstEnergy and the GPU Energy Companies during peak periods, FirstEnergy believes that it can supply a portion of the GPU Energy Companies' peak load requirements with existing generation. FirstEnergy also plans to use existing supply arrangements within PJM to provide capacity and energy to the GPU Energy Companies' loads following consummation of the Merger.

         From a long term supply standpoint, FirstEnergy intends to build or acquire generation resources within PJM to supply the GPU Energy Companies' loads, to build or expand transmission capability between FirstEnergy and PJM, either directly or through Allegheny Energy, or Duquesne Light, and to pursue renewable energy and demand side responses to meeting the GPU Energy Companies' loads. Post-Merger FirstEnergy will integrate its resource supply planning, and dispatch its generating resources on a system basis to minimize overall production costs for the combined system. The siting and acquisition of new generating facilities will be planned on a single system basis with a view towards achieving locational efficiencies that will be possible with the combined system. Both the purchase and selling of power for the post-Merger FirstEnergy system will be coordinated within a single entity, FirstEnergy Solutions. See Exelon Corporation, supra, Holding Co. Act Release No. 27256 (all energy generation and purchasing conducted through a "genco"). Purchase of production inputs, operation and maintenance of generating facilities, billing and administration and acquisition of transmission services will also be consolidated. FirstEnergy expects that the consolidation of the resource procurement and sales function within a single entity will allocate resources more efficiently, thereby decreasing overall production costs for the post-Merger FirstEnergy system.

         The facts presented above clearly support a finding that FirstEnergy and the GPU Energy Companies are "physically interconnected or capable of physical interconnection" within the meaning of Section 2(a)(29)(A) of the Act.

         SINGLE INTERCONNECTED AND COORDINATED SYSTEM. The proposed operation of the post-Merger FirstEnergy system will differ from the traditionally vertically integrated monopoly utility model. As retail competition and corporate restructuring are implemented on the combined FirstEnergy system, FirstEnergy will be required to separate the competitive energy procurement and sales function, including the operation of their electric generating facilities, from the transmission and distribution functions. This competitive energy procurement and sales function will be located in FirstEnergy Solutions. The post-Merger transmission operations will be conducted through ATSI and the distribution function will continue to be conducted by the FirstEnergy Utility Subsidiaries and the GPU Utility

Subsidiaries. In accordance with the Corporate Separation Plan required under Ohio law (see Item 1.A.2), ownership of generation will ultimately be transferred to GenCo.

         Section 2(a)(29)(A) of the Act requires that the utility assets, under normal circumstances, may be "economically operated as a single interconnected and coordinated system." Until recently, the Commission had interpreted this language to refer to the physical operation of utility assets as a system in which, among other things, the generation and/or flow of current within the system may be centrally controlled and allocated as need or economy directs. See UNITIL Corporation, Holding Co. Act Release No. 25524 (April 24, 1992). Recent orders by the Commission have broadened this interpretation of Section 2(a)(29)(A).

         While the definition reflects an assumption that the holding company would coordinate the operations of the integrated system, the Commission has recognized that "Congress did not intend to impose rigid concepts but instead expressly included flexible considerations" to accommodate changes in the electric utility industry. Mississippi Valley Generating Co., 36 S.E.C. 159, 186
(1955), cited in Yankee Atomic Electric Co., 36 S.E.C. 552, 565 (1965). Thus, the Commission has considered advances in technology and the particular operating circumstances in applying the integration standards.

         The Commission has also recognized that FERC's initiative to create large, multi-company transmission organizations has created situations where the transmission systems of the merging entities may be located in whole or in part within different RTOs. Energy East Corp., Holding Co. Act Release No. 27224 (Aug. 31, 2000); American Electric Power Company, Inc., supra, Holding Co. Act Release No. 27186. Companies participating in an RTO are required to transfer ownership or operating control of their transmission facilities to the RTO. FERC has required in its Order No. 2000 that an approved RTO must ensure the integration of reliability between other RTOs, and should maintain an open architecture in its structure that permits the RTO to evolve and expand as is necessary to increase the efficiency of its operations.

         FirstEnergy is a charter member of the Alliance, and expects to transfer ownership or operational control of its transmission assets to the Alliance later this year. GPU's transmission assets are under the operational control of PJM, and will remain under PJM's operational control following consummation of the Merger. PJM filed with FERC for approval as an RTO on October 15, 2000. More recently, PJM and Allegheny Energy filed an application with FERC to create a PJM West RTO that would expand PJM to include Allegheny Energy's transmission facilities under somewhat different requirements than currently apply to existing PJM members. FERC is expected to act on PJM's filings later in 2001. Post-Merger, the transmission assets of ATSI and the GPU Energy Companies will be under the operational control of separate FERC-approved RTOs.

         FirstEnergy has submitted a filing to FERC, in conjunction with the other members of the Alliance, in which it states that it will meet the requirements of FERC's Order No. 2000 by transferring ownership or operational control of ATSI's transmission facilities to the Alliance.(17) On January 24, 2001, FERC conditionally approved the Alliance as an RTO subject to a May 15,

----------
(17) FirstEnergy and the other members of the Alliance are referred to herein as the "Alliance Companies".

2001 compliance filing and final action in the separate RTO compliance docket 95 FERC P. 61,070. FERC also appointed a settlement judge in an order issued that same date to negotiate the proposed withdrawal of certain members of the Midwest Independent System Operator, Inc. ("MISO") who proposed to join the Alliance. On March 21, 2001, a settlement agreement was filed with the FERC on behalf of MISO, certain MISO transmission owners, the Alliance Companies and other parties. This settlement permits Ameren Corporation, Commonwealth Edison Company and Illinois Power Company to leave MISO and join the Alliance. MISO and the Alliance Companies have signed an Inter-RTO Cooperation Agreement designed to resolve inter-RTO seams issues, including, but not limited to, transmission planning, security coordination, Available Transmission Capacity ("ATC") coordination, congestion management, independent system monitoring, creation of a real-time balancing market, generation interconnection standards and compatible business practices. This settlement agreement also provides for development of a "Super-Regional" transmission rate designed to permit a single transmission rate for transmission of power from a generator located within the Alliance/MISO region to any load within the Alliance/MISO region. Finally, the settlement provides for negotiations among the Alliance, MISO and PJM to develop a joint rate for transactions involving the three RTOs and associated revenue distribution. The settlement agreement was certified by the settlement judge to FERC on April 6, 2001.

         FirstEnergy believes that approval of both the Alliance and the related Alliance/MISO settlement will initiate a new era of inter-RTO cooperation and expedite the resolution of seams issues between existing transmission organizations. Because the post-Merger FirstEnergy system is located in both the Alliance and PJM, the steps taken to resolve inter-RTO seams issues will enhance FirstEnergy's efforts to integrate its facilities and operations. FirstEnergy is committed to working with PJM to resolve seams issues between the Alliance and PJM with the objective of executing an inter-RTO coordination agreement by the end of 2001.

         The GPU Energy Companies' participation in PJM and ATSI's participation in the Alliance is similar to the relationship approved in Energy East Corp., supra, Holding Co. Act Release No. 27224. There, New York State Electric & Gas Corporation and Central Maine Power Company had transferred scheduling and operational control over high-voltage transmission facilities to two separate ISOs, which combined the transmission and generation assets of the participants as a single electrical system, ensuring that transmission capacity was provided to enable the market to function. The Commission noted that these two separate ISOs coordinate their scheduling and operations so as to enable "cross-border" transactions to occur seamlessly. The Commission stated: "The high degree of integrated operations insures that the two systems are operated as a coordinated system in which the flow of energy is `centrally controlled and allocated, as need or economy directs,' and in which no generator, purchaser, or transmission owner operates in isolation." Compare American Electric Power Company, Inc., supra, Holding Co. Act Release No. 27186.

         SINGLE AREA OR REGION. The "single integrated system" of FirstEnergy and the FirstEnergy Operating Companies are currently confined in its operations to a single area or region, namely, the northeastern part of the United States. Exhibit E-3 shows the "single integrated system" of post-Merger FirstEnergy, which will be confined to Ohio, Pennsylvania, New Jersey and a small portion of New York. See American Electric Power Company, Inc., supra, Holding Co. Act Release No. 27186.

         LOCALIZED MANAGEMENT, EFFICIENT OPERATION AND EFFECTIVE REGULATION. The Commission's past decisions on "localized management" show that the acquisition by FirstEnergy of all of the issued and outstanding voting securities of the GPU Energy Companies, York Haven and Waverly Electric fully preserves the advantages of localized management. In such cases, the Commission has evaluated localized management in terms of: (i) responsiveness to local needs, see American Electric Power Company, Inc., supra, Holding Co. Act Release No. 20633 (advantages of localized management evaluated in terms of whether an enlarged system could be "responsive to local needs"); General Public Utilities Corp., Holding Co. Act Release No. 13116 (March 2, 1956) (localized management evaluated in terms of "local problems and matters involving relations with consumers"); (ii) whether management and directors were drawn from local utilities, see Centerior Energy Corporation, supra, Holding Co. Act Release No. 24073 (advantages of localized management would not be compromised by the affiliation of two electric utilities under a new holding company because the new holding company's "management [would be] drawn from the present management" of the two utilities); (iii) the preservation of corporate identities, see Northeast Utilities, supra, Holding Co. Act Release No. 25221 (utilities "will be maintained as separate New Hampshire corporations . . .[;] [t]herefore the advantages of localized management will be preserved"); Columbia Gas System, Inc., Holding Co. Act Release No. 24599 (March 15, 1988) (benefits of local management maintained where the utility to be added would be a separate subsidiary); and (iv) the ease of communications, see American Electric Power Company, Inc., supra, Holding Co. Act Release No. 20633 (distance of corporate headquarters from local management was a "less important factor in determining what is in the public interest" given the "present-day ease of communications and transportation"). The direct acquisition by FirstEnergy of all of the issued and outstanding voting securities of the GPU Energy Companies and the indirect acquisition of all of the issued and outstanding voting securities of York Haven and Waverly Electric satisfies all of these factors.

         FirstEnergy's management, following the Merger, will be drawn from the present management of FirstEnergy and that of GPU. As discussed in Item 3.A.1, under the Merger Agreement, the Board of Directors of FirstEnergy after the Merger will consist of 16 members, ten of whom will be designated by the current Board of Directors of FirstEnergy and six of whom will be designated by the current Board of Directors of GPU prior to the effective time of the Merger, with special provisions in the event of vacancies for the first two years following the effective time of the Merger. In addition, Fred D. Hafer, current Chairman, President and Chief Executive Officer of GPU, will serve as Chairman of FirstEnergy from the effective time until he reaches the age of 62 or is no longer willing or able to so serve.

         The proposed transaction will have no adverse impact on the GPU Energy Companies' continued ability to provide safe, adequate and proper utility service to its customers, nor will it in any way affect the state regulatory authority's continuing jurisdiction over the adequacy and reliability of customer service. As required by the Merger Agreement, post-Merger FirstEnergy will continue to use the "GPU Energy" name in connection with the provision of services to customers of JCP&L, Met-Ed and Penelec (until otherwise determined by post-Merger FirstEnergy), while reflecting its affiliation with FirstEnergy.

         Although the headquarters of the combined company will be located in Akron, Ohio, FirstEnergy has agreed that JCP&L will maintain its offices and a presence in Morristown, New

Jersey, and that Met-Ed and Penelec will maintain their offices and presence in Reading, Pennsylvania, subject to the authority of the Board of Directors of post-Merger FirstEnergy to manage the combined company's affairs. Local control over operations of the GPU Energy Companies will be preserved. The FirstEnergy Operating Companies have been organized in such a way as to delegate operating responsibility and authority to regional management, rather than to central control. The GPU Energy Companies are in the process of being reorganized on the basis of a regional model that is consistent with FirstEnergy's philosophy.

         Initially, the Pennsylvania and New Jersey service territories will each be segmented into two regions, each of which will have designated to it a Regional President. The Regional President and his or her staff will have the authority and the obligation to oversee the region's distribution operations and its relationships with the communities that it serves, as well as the responsibility for maintaining and improving local reliability and customer service quality.

         Post-Merger, the GPU Energy Companies will become direct subsidiaries of FirstEnergy. They will retain their separate corporate identities within the FirstEnergy system. Moreover, with modern-day telecommunications capabilities, there should be no difficulty in the ability of these companies to communicate with FirstEnergy's headquarters in nearby Ohio.

         (ii) Structure and Voting Power. Section 11(b)(2) of the Act directs the Commission "to ensure that the corporate structure or continued existence of any company in the holding-company system does not unduly or unnecessarily complicate the structure, or unfairly or inequitably distribute voting power among security holders, of such holding-company system." The acquisition by FirstEnergy of all of the issued and outstanding voting securities of the GPU Energy Companies, York Haven and Waverly Electric, in the context of the Merger, is consistent with Section 11(b)(2). The resulting capital structure is not unduly complicated, as discussed in Item 3.A.3. See Sierra Pacific Resources, Holding Co. Act Release No. 24566 (Jan. 28, 1988), aff'd sub nom, Environmental Action, Inc. v. S.E.C., 895 F.2d 1255 (9th Cir. 1990) (the Commission incorporates its Section 10(b)(3) capital structure analysis into its Section 11(b)(2) corporate structure analysis).

         Section 11(b)(2) also requires FirstEnergy to have a simple corporate structure. In particular, Section 11(b)(2) limits a registered holding company to no more than two tiers of holding companies and directs the Commission to evaluate the facts and circumstances "to ensure that the corporate structure or continued existence of any company in the holding-company system does not unduly or unnecessarily complicate the structure . . . of such holding-company system." Post-Merger FirstEnergy will be within the requirements of Section 11(b)(2).

         FirstEnergy, Ohio Edison, Met-Ed, Penelec and MARBEL will be the only public-utility holding companies within the FirstEnergy system. Only FirstEnergy will be a registered holding company and only Ohio Edison, Met-Ed, Penelec and MARBEL will have any utility company subsidiaries. In prior proceedings, the Commission has determined that the existence of a second tier holding company satisfies the Section 11(b)(2) test. See, e.g., Entergy Corporation, supra, Holding Co. Act Release No. 25952 (the Commission found that addition of an exempt sub-holding company to a registered holding company system did not create an undue or unnecessary corporate complexity).

         Second, the acquisition of all of the issued and outstanding voting securities of the GPU Energy Companies by FirstEnergy will not unduly or unnecessarily complicate the structure of the FirstEnergy system. Rather, these subsidiaries will join FirstEnergy's other direct subsidiaries as first-tier subsidiaries. This is a straightforward way to integrate the GPU Energy Companies into the FirstEnergy system and does not serve to complicate the system's structure. Moreover, GPU will not survive as a subholding company.

         (iii) Retention by FirstEnergy of Gas Utility. Although Section 11(b)(1) generally limits a registered holding company to ownership of a single integrated system, an exception to this requirement is provided in Section 11(b)(1)(A-C) ("ABC Clauses"). A registered holding company may own one or more additional systems, if each system meets the criteria of these clauses. Specifically, the Commission must find that: (A) the additional system "cannot be operated as an independent system without the loss of substantial economies which can be secured by the retention of control by such holding company of such system"; (B) the additional system is located in one state or adjoining states; and (C) the combination of systems under the control of a single holding company is "not so large ... as to impair the advantages of localized management, efficient operation, or the effectiveness of regulation."

         As applied to gas utility companies, the term "integrated public-utility system" is defined in Section 2(a)(29)(B) of the Act as:

         a system consisting of one or more gas utility companies which are so located and related that substantial economies may be effectuated by being operated as a single coordinated system confined in its operations to a single area or region, in one or more States, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation: Provided, that gas utility companies deriving natural gas from a common source of supply may be deemed to be included in a single area or region.

         NONGC's gas utility operations, which FirstEnergy acquired in 1998 when such operations were conducted by a larger company, which met the requirements of Rule 7(a), are located in a ten-county territory within the State of Ohio and are currently integrated. The properties of NONGC used for the distribution of gas are located solely within the State of Ohio.

         CLAUSE A. Clause A requires a showing that each additional integrated system cannot be operated as an independent system without the loss of substantial economies which can be secured by the retention of control by a holding company of such system. The Commission has repeatedly held that a registered holding company cannot own properties that are not part of its principal integrated system unless they satisfy the ABC Clauses. See Allegheny Energy, Inc., Holding Co. Act Release No. 27121 (Dec. 23, 1999); Dominion Resources, Inc., supra, Holding Co. Act Release No. 27113.

         The Commission has stated that the Act does not prohibit ownership of combination gas and electric systems, but rather specifies the showing that must be made by an applicant to justify ownership of such properties. The Commission has addressed, in many cases, the question of retainability by an electric registered holding company system of additional integrated gas systems and has reached its findings under Clause A on a case-by-case basis in light of the particular facts presented.

         The NONGC system is a relatively small system and could not operate effectively on a stand-alone basis. The Commission has found several much larger systems to be retainable. See, e.g., Dominion Resources, Inc., supra, Holding Co. Act Release No. 27113 (no divestiture of Consolidated Natural Gas Company required); Exelon Corporation, supra, Holding Co. Act Release No. 27256 (no divestiture of PECO Energy Company's gas operations required).

         The principal issue under Clause A is whether there would be a loss of substantial economies if the additional system were divested. There are significant economies of scale obtained by combination of NONGC with ATSI and the FirstEnergy Operating Companies. As part of the FirstEnergy system, NONGC has greater buying power with vendors and more credit resulting in more efficient operations and ultimately savings for the consumer. These economies, as well as those created by sharing management services referred to below, translate into lower rates for NONGC's customers and also allow further expansion of NONGC's pipeline system to serve new customers.

         In addition, the following are significant economies that would be lost if NONGC was divested:

         - More Customers Served. NONGC provides a competitive alternative to many large commercial and industrial customers that may be served by competing gas utilities. It also provides gas service to many rural residential customers which previously were not served by other gas utilities. This is possible due to the management and cost efficiencies realized as result of being part of FirstEnergy's larger infrastructure. Competitive financing and lower overhead are available to NONGC by being part of the FirstEnergy system. These efficiencies translate into lower rates to NONGC's customers and allow NONGC to provide service to many customers otherwise not served.

         - Shared Management. As a part of the FirstEnergy system with its large infrastructure, NONGC can provide its gas services at very competitive rates. NONGC has access to the expertise of FirstEnergy's senior management as well as all of FirstEnergy's corporate services including, but not limited to, Human Resources, Controller, Information Services, Business Planning and Legal. NONGC enjoys the economies of scale created by sharing these services with other FirstEnergy entities.

         - Skilled Product Development. FirstEnergy benefits from NONGC's expertise in gas management skills. For example, FirstEnergy recently utilized the expertise of NONGC in designing and constructing the natural gas pipeline and ancillary facilities needed to serve its gas-fired turbines located at its Richland and West Lorain, Ohio sites. NONGC was also involved in negotiations on FirstEnergy's behalf to secure long term gas transportation contracts with interstate pipelines to provide gas service to those facilities. In addition, NONGC often provides gas consulting services to FirstEnergy's electric customers, which enhances the portfolio of energy services offered by FirstEnergy.

         The ownership and operation by FirstEnergy of NONGC, in addition to the electric utilities, does not raise any issues under Clause A. If NONGC were required to operate independently of the FirstEnergy system, prices would have to be increased, possibly resulting in a loss of affordable gas services for a number of customers. Moreover, with only 5,000 customers, NONGC is not of sufficient size to enjoy the economies of scale required to effectively manage the legal, regulatory and financial burdens placed upon regulated gas companies. The Commission should consider this factor when determining whether NONGC may be retained by the FirstEnergy system. See New Century Energies, Inc., supra, Holding Co. Act Release No. 27212.

         FirstEnergy has conducted an in-house study to compare the annual costs incurred by NONGC for shared services within the FirstEnergy system with costs estimated to be incurred if NONGC were operating on a stand-alone basis.

           INCREMENTAL COSTS IF NONGC OPERATED AS STAND-ALONE COMPANY

SERVICE                             FIRSTENERGY*               STAND-ALONE
-------                            -------------              -------------
Management Services                $     162,591              $     300,000
Administrative Services                   82,800                    100,000
Business Planning                         23,597                     50,000
Communications                             3,629                      5,000
Controller                                60,596                    100,000
Environmental                             25,000                    100,000
Enterprise Risk Management                75,000                          0
Human Resources                           70,000                    100,000
Industrial Relations                      30,000                          0
Information Services                      10,307                    100,000
Legal                                     42,408                     75,000
                                   -------------              -------------
            Total                  $     520,536              $     930,000

*        Based on 2001 Operating Budget.

         While NONGC has its own local President and VP-Operations, the senior management positions, such as Chief Financial Officer, Treasurer, Corporate Secretary and legal counsel, are provided by FirstEnergy; these shared services are supplied by FirstEnergy's employees and are charged to NONGC accordingly. Additionally, NONGC does not have the expenses associated with public shareholders because of its affiliation with FirstEnergy.

         The cost for all of the above services is currently allocated to NONGC from FirstEnergy. The stand-alone costs represent an estimate of replacing these services, if NONGC were not affiliated with FirstEnergy. FirstEnergy estimates the incremental cost to be approximately $409,000 or 79% higher than NONGC's current costs.

         As the above chart demonstrates, NONGC could not effectively compete in the market if it were required to operate on a stand-alone basis, given that its budgeted revenues, expenses and net income for 2001 are approximately $7.8 million, $4.0 million (excluding cost of gas sold) and $340 thousand, respectively.

         CLAUSE B. The ownership and operation by FirstEnergy of both integrated electric and gas systems does not raise any issues under Clause B. With respect to Clause B, the retail electric operations are located only in Ohio, Pennsylvania and New Jersey, as well as a single community in Waverly, New York, and the retail gas operations are located only in the State of Ohio. See, e.g., CP&L Energy, Inc., Holding Co. Act Release No. 27284 (Nov. 27, 2000) (gas system exclusively in North Carolina).

         CLAUSE C. Further, retention of NONGC as an additional integrated system raises no issue under Clause C. The combination of systems under the ownership of FirstEnergy will not be "so large ... as to impair the advantages of localized management, efficient operation, or the effectiveness of regulation." As the Commission has recognized elsewhere, the determinative consideration is not size alone or size in an absolute sense, either big or small, but size in relation to its effect, if any, on localized management, efficient operation and effective regulation. From these perspectives, it is clear that the continued combination of the gas operations of NONGC under FirstEnergy is not too large. NONGC is a small gas utility company operated solely within the State of Ohio as an adjunct to an affiliated intrastate pipeline. Thus, all the benefits of localized management are maintained with respect to the addition of the gas utility.

         (iv) Retention by FirstEnergy of Non-Utility Businesses. As a result of the Merger, the non-utility businesses and interests of GPU will be acquired by FirstEnergy. The non-utility businesses and interests of GPU have been considered by the Commission and found to be within the standards of Section 11, see, e.g., GPU, Inc., Holding Co. Act Release No. 27165 (April 14, 2000) (MYR approved). Filed as Exhibits L-2 and L-3 hereto are lists of the non-utility businesses and interests of GPU with the applicable exemption or Commission Order showing the approval by the Commission of the acquisition or retention by GPU of such non-utility businesses, which will be acquired by FirstEnergy as part of the Merger.

         FirstEnergy is seeking authorization to retain the non-utility interests it currently holds, as well as the non-utility interests of GPU it will hold post-Merger, which have already been considered by the Commission and held to be retainable under the standards of Section 11. Set forth in Exhibit L-1 hereto are a list of the non-utility businesses and interests held by FirstEnergy. As set forth below and in Exhibit L-1 hereto, FirstEnergy may retain these non-utility interests currently held by FirstEnergy and the FirstEnergy Subsidiaries by virtue of existing Commission rule or precedent.

         FirstEnergy is currently a holding company exempt from registration under the Act. As an exempt holding company, FirstEnergy has been free to invest in a variety of non-utility businesses and activities without the need to obtain prior Commission approval under Section 9(a) of the Act. FirstEnergy's non-utility investments have been successful overall, have resulted in tangible benefits to the shareholders and have been undertaken in compliance with applicable state laws and regulations in a manner to minimize risks to the ratepayers of FirstEnergy's utilities.

         Section 11(b)(1) permits a registered holding company to retain non-utility businesses which are reasonably incidental, or economically necessary or appropriate, and not detrimental to the proper functioning of the holding company system. Although the Commission has traditionally interpreted this provision to require an operating or functional relationship between the non-utility activity and the system's core non-utility business, in its release promulgating Rule 58, the Commission stated that it "has sought to respond to developments in the industry by expanding its concept of a functional relationship." See Exemption of Acquisition by Registered Public-Utility Holding Companies of Securities of Nonutility Companies Engaged in Certain Energy-Related and Gas-Related Activities, Holding Co. Act Release No. 26667 (Feb. 14, 1997) ("Rule 58 Release"). The Commission concluded in the Rule 58 Release that various considerations, including developments in the industry, the Commission's familiarity with the particular non-utility activities at issue, the absence of significant risks inherent in the particular venture, the specific protections provided for consumers and the absence of objections by the relevant state regulators, made it unnecessary to adhere rigidly to the types of administrative measures used in the past.

         The Commission has taken into account industry trends and competitive pressures that make it important for a registered holding company to be able to compete with other utilities which are not subject to the Act. In the report issued by the Division of Investment Management (the "Division") in June 1995 entitled "The Regulation of Public Utility Holding Companies" (the "1995 Report"), the Staff recommended that the Commission replace the use of the bright-line limitations with a more flexible standard that would take into account the risks inherent in the particular venture and the specific protections provided for consumers. 1995 Report at 81-87, 91-92. With respect to diversified activities that fall outside the scope of Rule 58, the Staff recommended a more flexible interpretation of the provisions of the Act concerning diversification. Specifically the Division contemplates an interpretation of the language of Section 11(b)(1) that would allow registered holding companies to engage in non-utility businesses that are economically appropriate and in the public interest, regardless of whether such activities are ancillary to the utility business. See 1995 Report at 91. Indeed, the Commission has recognized the importance of diversification of utilities in the competitive marketplace and has permitted registered holding companies to retain or acquire a wider range of non-utility businesses because many customers will choose their utilities based on the other products and services offered. See GPU, Inc., supra, Holding Co. Act Release No. 27165.

         The non-utility business interests that FirstEnergy will hold, directly or indirectly, after the consummation of the Merger meet the Commission's standards for retention.(18) As discussed more fully below and in Exhibit L-1 hereto, these companies are engaged in substantially the same types of activities that the Commission has previously allowed registered holding companies to acquire, or newly registered holding companies to retain, because they meet the Commission's increasingly more flexible interpretation of the
Section 11(b)(1) standard.

         FirstEnergy requests that, should the Commission reserve jurisdiction over the retention of any of the non-utility businesses listed below pursuant to
Section 11(b)(1) of the Act, FirstEnergy be permitted to file a post-effective amendment by one year following the order in this proceeding, seeking to justify its retention of such subsidiaries pursuant to Section 11(b)(1); and if the Commission should subsequently order the divestiture of all, or any part of, any of the FirstEnergy Non-Utility Subsidiaries or of such non-utilities' assets or activities, FirstEnergy


----------
(18) All percentages of ownership interests are as of March 1, 2001, unless otherwise specified.

requests that it be allowed to take appropriate actions to effect such sale within three years after such order.

         FINANCING SUBSIDIARIES. The Commission has approved special purpose financing subsidiaries,(19) subsidiaries involved in factoring(20) and subsidiaries acting as transfer agents.(21) The following companies engage in such approved financing activities:

         - OES Capital. OES Capital is a wholly owned subsidiary of Ohio Edison. OES Capital is a financing company for the FirstEnergy Operating Companies, which may borrow up to $170 million under a receivables financing arrangement expiring in 2002, with loans at rates based on certain bank and commercial paper, and is required to pay an annual fee of 0.20% of the amount of the entire finance limit. OES Capital also makes loans to customers (currently representing less than 10% of its loan portfolio) to finance certain energy efficiency projects undertaken by such customers.

         - OES Finance. OES Finance is a wholly owned subsidiary of Ohio Edison. OES Finance maintains deposits pledged as collateral to secure certain reimbursement obligations relating to certain letters of credit supporting Ohio Edison's obligations to lessors under certain Beaver Valley Unit No. 2 sale and lease-back arrangements.

         - Ohio Edison Financing Trust. Ohio Edison Financing Trust is a wholly owned subsidiary of Ohio Edison. Ohio Edison Financing Trust provides financing to Ohio Edison through the issuance of preferred securities.

         - Centerior Funding. Centerior Funding is a wholly owned subsidiary of Cleveland Electric. Centerior Funding factors accounts receivable for Cleveland Electric and Toledo Edison.

----------
(19) See, e.g., The Southern Company, Holding Co. Act Release No. 27134 (Feb. 9, 2000) (financing subsidiary to issue preferred securities or notes); Dominion Resources, Inc., Holding Co. Act Release No. 27112 (Dec. 15, 1999) (authorized financing through Dominion Capital, Inc.); Conectiv, Inc., Holding Co. Act Release No. 26833 (Feb. 26, 1998) (authorizing retention of Delmarva Power Financing I, a wholly owned trust that issued trust preferred securities and loaned the proceeds to Delmarva).

(20) See, e.g., Alliant Energy Corporation, Holding Co. Act Release No. 27368 (March 30, 2001) (the Commission approved new receivables financing program whereby special purpose subsidiaries would acquire receivables from operating companies and sell them to certain third parties); Central and South West Corporation, Holding Co. Act Release No. 23767 (July 19, 1985) (initial purpose of subsidiary was to purchase accounts receivable of CSW's operating companies at a discount and finance these purchases with debt).

(21) See, e.g., Central and South West Corporation, Holding Co. Act Release No. 26797 (Dec. 19, 1997) (applicants' request for authorization to implement the Rights Plan included a request for CSW Services, "which is the transfer agent for the Common Stock," to serve as Rights Agent. As Rights Agent, CSW Services would have "practically no active duties [with respect to the transaction] unless the Rights become, if ever, exercisable, at which time it will perform or cause to be performed services similar to a stock transfer agent....").

         - OES Nuclear. OES Nuclear is a wholly owned subsidiary of Ohio Edison. OES Nuclear owns and leases to Ohio Edison 17.42% of the improvements, fixtures, equipment and other tangible property constituting Perry located in Lake County, Ohio.

         - FirstEnergy Transfer. FirstEnergy Transfer is a wholly owned subsidiary of FirstEnergy. FirstEnergy Transfer acts as a transfer agent and registrar for the securities of FirstEnergy and its direct and indirect subsidiaries. It does not act as a transfer agent or registrar for nonaffiliated companies.

         - PNBV Capital Trust (PNBV). OES Ventures is a wholly owned subsidiary of Ohio Edison. OES Ventures has a 49% beneficial interest in PNBV, a Delaware corporation which was formed to acquire the publicly held bond indebtedness for the acquisition of lease obligation bonds relating to Ohio Edison's sale and leaseback of individual interests in Beaver Valley Unit No. 2 and Perry Unit No. 1 and the resultant reduction in effective cost to Ohio Edison under those leases.

         - TECC. Toledo Edison holds a 90% interest, together with Cleveland Electric's 10% interest, in TECC. TECC makes equity investments in Delaware business trusts that hold lessor debt instruments issued in connection with Cleveland Electric's and Toledo Edison's sale and leaseback of interests in the Bruce Mansfield Plant.

         REAL ESTATE. In prior orders, the Commission has approved the purchase of real estate, which is incidentally related to the operations of the registered holding company. See, e.g., Conectiv, Inc., Holding Co. Act Release No. 26832 (Feb. 25, 1998) (office building and warehouse); WPL Holdings, Inc., Holding Co. Act Release No. 26856 (April 14, 1998) (subsidiary of holding company purchases and holds real property primarily for use in public utility operations or "that may be used in the future for the development of utility related assets"). The following companies engage in such approved real estate activities:

         - FirstEnergy Properties. FirstEnergy Properties is a wholly owned subsidiary of FirstEnergy. FirstEnergy Properties owns non-utility land and coal rights held for sale, investment or potential development, office buildings rented to affiliated companies and third parties, and also holds former Centerior Energy Corporation's partnership share of investments in economic development investments. In 2000, 98.1% of FirstEnergy Properties' rental income was received from intercompany rentals; the remaining 1.9% was received from third party rentals. In 2001, 92.3% of FirstEnergy Properties rental income is projected to be received from intercompany rentals; the remaining 7.7% is scheduled to be received from third party rentals. FirstEnergy Properties has one subsidiary, BSG Properties.

         - BSG Properties. BSG Properties is a wholly owned subsidiary of FirstEnergy Properties. BSG Properties owned a commercial building, which it sold, and is engaged in post-closing matters. BSG owns a parcel of approximately eleven acres of vacant land, which is currently for sale in Seven Hills, Ohio. The book value of the parcel is $1,692,336.

         LOCAL ECONOMIC DEVELOPMENT. The Commission has authorized registered holding companies to retain passive and/or de minimis interests in industrial and other non-utility enterprises located in the service territory of the registered holding company that were formed to promote local economic development by creating new job opportunities, expanding the local tax base, attracting new industries and retaining existing industries. See WPL Holdings, Inc., supra, Holding Co. Act Release No. 26856 (retention of 54.55% interest in company organized to promote economic development in downtown Cedar Rapids, Iowa); The Potomac Edison Company, Holding Co. Act Release No. 25312 (May 14, 1991) (for-profit, economic development corporation created to stimulate and promote growth and retain jobs). The following companies engage in such approved investment activities promoting local economic development:

         - Cleveland Development Partnership I. FirstEnergy Properties owns a 1.47% limited partnership interest in Cleveland Development Partnership I ("Cleveland Development"). Cleveland Development is a partnership created to provide a source of private sector funding for real estate development in the City of Cleveland.

         - Cleveland Civic Vision Housing Fund, L.L.C. FirstEnergy owns a 5.5% limited partnership interest in the Cleveland Civic Vision Housing Fund, L.L.C. ("Cleveland Civic"). Cleveland Civic is an investment fund serving as a source of private sector financing for real estate development in the City of Cleveland.

         - CID Ohio Equity Capital, Limited Partnership Fund IV. Ohio Edison owns a 10% limited partnership interest in CID Ohio Equity Capital, Limited Partnership Fund IV ("CID"), and FirstEnergy Properties owns a 5% interest in CID. CID was initiated in 1994 to invest in a portfolio of private equity and equity-related securities of start-up and early-stage growth companies operating principally in Ohio. The partnership, which currently has three remaining portfolio companies, is winding down and is scheduled to dissolve in March 2004.

         TAX PLANNING. As part of their tax planning strategy, companies within the FirstEnergy system have made investments in low-income housing and rehabilitation of old buildings. A tax credit is available for low-income housing that is constructed, rehabilitated or acquired after 1986 under ss.42 of the Internal Revenue Code of 1986. The credit may be claimed over a 10-year period in a maximum amount that depends on whether the low-income units are newly constructed, rehabilitated or acquired, and whether the cost was partially financed by federal subsidies. The Internal Revenue Service issues monthly credit rate tables that are based on the applicable federal rate. The credit is available on a per-unit basis and a single building will not be disqualified for the credit on the basis that some units do not qualify for the credit. However, a project must meet specified requirements for qualification for the credit. The investments are important for FirstEnergy's shareholders, as well as FirstEnergy's consumers, in that they reduce the tax expense of the FirstEnergy system. The Commission has permitted other newly registered holding companies to retain similar passive interests in tax-credit affordable housing. See Ameren Corporation, Holding Co. Act Release No. 26809 (Dec. 30, 1997) (permitting retention of tax credit properties located in the states in which those systems operate as utilities); Alliant Energy Corporation, Holding Co. Act Release No. 27198 (July 10, 2000) (approved applicants' proposal to modify existing limitation on investments in limited partnerships investing in properties outside the service territory); Exelon Corporation, supra, Holding Co. Act Release No. 27256 (permitting retention of passive interests in funds holding national portfolios of tax-credit properties). The following are investments made by FirstEnergy and/or its subsidiaries that are eligible for credit under ss.42 of the Internal Revenue Code of 1986:

         - McDonald Corporate Tax Credit Fund Limited Partnership. Ohio Edison owns a 12.37% limited partnership interest in McDonald Corporate Tax Credit Fund Limited Partnership. This investment is a low income housing tax credit limited partnership investing in primarily residential real estate targeted for lower income occupants, as qualified under ss.42 of the Internal Revenue Code of 1986; 94% of the investment activity is in Ohio; and 6% is in Illinois.

         - McDonald Corporate Tax Credit Fund - 1995 Limited Partnership. Ohio Edison owns a 9.0% limited partnership interest in McDonald Corporate Tax Credit Fund - 1995 Limited Partnership. This investment is a low income housing tax credit limited partnership investing in primarily residential real estate targeted for lower income occupants as qualified under ss.42 of the Internal Revenue Code of 1986; 42% of the investment activity in Ohio; 25% is in Illinois; 5% is in Iowa; and 29% is in Texas.

         - McDonald Ohio Tax Credit Fund - 1996 Limited Partnership. Ohio Edison owns a 42.13% limited partnership interest in McDonald Ohio Tax Credit Fund - 1996 Limited Partnership. This investment is a low income housing tax credit limited partnership investing in primarily residential real estate targeted for lower income occupants as qualified under ss.42 of the Internal Revenue Code of 1986; 91% of the investment activity is in Ohio; and 9% is in Indiana.

         - McDonald Ohio Tax Credit Fund - 1998 Limited Partnership. Ohio Edison owns a 30.94% limited partnership interest in McDonald Ohio Tax Credit Fund - 1998 Limited Partnership. This investment is a low income housing tax credit limited partnership investing in primarily residential real estate targeted for lower income occupants, as qualified under ss.42 of the Internal Revenue Code of 1986; 53% of the investment activity is in Ohio; 18% is in Illinois; and 29% is in Texas.

         - Ohio Equity Fund For Housing Limited Partnership II. Ohio Edison owns a 7.62% limited partnership interest in Ohio Equity Fund For Housing Limited Partnership II. This investment is a low income housing tax credit limited partnership investing in primarily residential real estate targeted for lower income occupants, as qualified under ss.42 of the Internal Revenue Code of 1986, in Ohio.

         - USA Institutional Tax Credit Fund VII, L.P. Ohio Edison owns an 8.11% limited partnership interest in USA Institutional Tax Credit Fund VII, L.P. ("USA ITCF"). USA ITCF is a low income housing tax credit limited partnership investing primarily in residential real estate targeted for lower income occupants, as qualified under ss.42 of the Internal Revenue Code of 1986; 8% of the investment activity is in California; 14% is in Illinois; 7% is in Maryland; 6% is in Massachusetts; 7% is in Michigan; 2% is in Mississippi; 14% is in New Jersey; 12% is in New York; 3% is in Puerto Rico; 1% is in Tennessee; 22% is in Texas; and 4% is in Virginia.

         - Boston Financial Institutional Tax Credits III, a Limited Partnership. Ohio Edison owns a 5.38% limited partnership interest in Boston Financial Institutional Tax Credits III, a Limited Partnership. This investment is a low income housing tax credit limited partnership investing in primarily residential real estate targeted for lower income occupants, as qualified under ss.42 of the Internal Revenue Code of 1986; 8% of the investment activity is in Ohio; 5% is in Alabama; 6% is in Arkansas; 8% is in California; 8% is in Connecticut; 19% is in Florida; 7% is in Kentucky; 6% is in Maryland; 4% is in Michigan; 2% is in Minnesota; 2% is in Mississippi; 2% is in New York; 1% is in North Carolina; 5% is in Oregon; 4% is in Pennsylvania; 2% is in Puerto Rico; 2% is in Utah; 6% is in Virginia; and 3% is in West Virginia.

         - Boston Financial Institutional Tax Credits V, a Limited Partnership. Ohio Edison owns a 3.24% limited partnership interest in Boston Financial Institutional Tax Credits V, a Limited Partnership. This investment is a low income housing tax credit limited partnership investing in primarily residential real estate targeted for lower income occupants, as qualified under ss.42 of the Internal Revenue Code of 1986; 6% of the investment activity is in Ohio; 18% is in California; 33% is in Florida; 5% is in Illinois; 4% is in Nevada; 8% is in New Mexico; 7% is in Puerto Rico; 1% is in South Carolina; 7% is in Tennessee; and 11% is in Virginia.

         - Boston Financial Institutional Tax Credits XVI, a Limited Partnership. Ohio Edison owns a 5.83% limited partnership interest in Boston Financial Institutional Tax Credits XVI, a Limited Partnership. This investment is a low income housing tax credit limited partnership investing in primarily residential real estate targeted for lower income occupants as qualified under ss.42 of the Internal Revenue Code of 1986; 29% of the investment activity is in California; 27% is in Florida; 2% is in Iowa; 5% is in Maryland; 6% is in Massachusetts; 1% is in Minnesota; 1% is in Missouri; 4% is in Nevada; 3% is in New York; 3% is in Pennsylvania; 2% is Utah; 11% is in Virginia; 1% is in Washington; and 5% is in Wisconsin.

         - Apollo Tax Credit Fund III, L.P. Ohio Edison owns a 33.33% limited partnership interest in Apollo Tax Credit Fund III, L.P. This investment is a low income housing tax credit limited partnership investing in primarily residential real estate targeted for lower income occupants, as qualified under ss.42 of the Internal Revenue Code of 1986; 69% of the investment activity is in Ohio; 9% is in Iowa; 7% is in Kentucky; and 15% is in Wisconsin.

         - Apollo Tax Credit Fund - IX, Limited Partnership. Ohio Edison owns a 99.99% limited partnership interest in Apollo Tax Credit Fund - IX, Limited Partnership. The general partner is Apollo Housing II LLC which owns the remaining .01%. This investment is a low income housing tax credit limited partnership investing in primarily residential real estate targeted for lower income occupants, as qualified under ss.42 of the Internal Revenue Code of 1986; 44% of the investment activity is in Ohio; 12% is in Indiana; 4% is in Iowa; 11% is in Kansas; 9% is in New York; 7% is in Virginia; and 13% is in Wisconsin.

         - Boston Capital Corporate Tax Credit Fund IV, a Limited Partnership. Ohio Edison owns a 2.95% limited partnership interest in Boston Capital Corporate Tax Credit Fund IV, a Limited Partnership. This investment is a low income housing tax credit limited partnership investing in primarily residential real estate targeted for lower income occupants as qualified under ss.42 of the Internal Revenue Code of 1986; 9% of the investment activity is in Arkansas; 3% is in California; 2% is in Colorado; 5% is in Delaware; 14% is in Florida; 7% is in

Georgia; 7% is in Illinois; 5% is in Iowa; 4% is in Kansas; 6% is in Louisiana; 4% is in Maine; 3% is in Maryland; 11% is in Michigan; 2% is in Mississippi; 9% is in Missouri; 2% is in Nebraska; and 7% is in New York.

         - Boston Capital Corporate Tax Credit Fund X, a Limited Partnership. Ohio Edison owns a 10.93% limited partnership interest in Boston Capital Corporate Tax Credit Fund X, a Limited Partnership. This investment is a low income housing tax credit limited partnership investing in primarily residential real estate targeted for lower income occupants as qualified under ss.42 of the Internal Revenue Code of 1986; 2% of the investment activity is in Arkansas; 16% is in Georgia; 8% is in Indiana; 2% is in Maryland; 24% is in New York; 9% is in North Carolina; 16% is in Ohio; 3% is in Oklahoma; 7% is in Texas; 10% is in Virginia; and 3% is in West Virginia.

         - Boston Capital Corporate Tax Credit Fund XIV, a Limited Partnership. Ohio Edison owns a 20.00% limited partnership interest in Boston Capital Corporate Tax Credit Fund XIV, a Limited Partnership. This investment is a low income housing tax credit limited partnership investing in primarily residential real estate targeted for lower income occupants as qualified under ss.42 of the Internal Revenue Code of 1986; 1% of the investment activity is in Alabama; 2% is in Arkansas; 6% is in Florida; 7% is in Georgia; 6% is in Indiana; 3% is in Kansas; 5% is in Kentucky; 5% is in Louisiana; 8% is in Massachusetts; 11% is in Michigan; 1% is in Mississippi; 2% is in New Hampshire; 15% is in New Jersey; 3% is in Oklahoma; 7% is in Pennsylvania; 2% is in Tennessee; 7% is in Texas; 1% is in Vermont; 3% is in Virginia; and 5% is in West Virginia.

         - Marion Senior Housing Limited Partnership. FirstEnergy owns a 29.21% interest in Marion Senior Housing Limited Partnership ("Marion"). Marion is a low income housing tax credit limited partnership investing in primarily residential real estate targeted for lower income occupants, as qualified under ss.42 of the Internal Revenue Code of 1986, in Ohio.

         TELECOMMUNICATIONS. The Commission has allowed registered holding companies to own subsidiaries engaged in telecommunication activities which provide services to both affiliated and non-affiliated companies. In addition,
Section 34(e) expressly states that a registered holding company's ownership of an ETC shall be considered "reasonably incidental, or economically necessary or appropriate, to the operations of an integrated public utility system." The following non-utility investments should be retainable by FirstEnergy pursuant to Section 34 of the Act:

         - Advanced Technologies. Advanced Technologies is a wholly owned subsidiary of FirstEnergy Ventures. Advanced Technologies owns fiber optic cables, communications towers and electronics for cell siting operations, as well as some proprietary software for telecommunications services. On October 20, 2000, Advanced Technologies applied for approval from the FCC as an ETC; ETC status is deemed effective as of the date of the filing.

         - FirstEnergy Telecommunications. FirstEnergy Telecommunications is a wholly owned subsidiary of FirstEnergy Ventures. FirstEnergy Telecommunications is a competitive telecommunications services provider offering services only in the regulated activities area. FirstEnergy Telecommunications applied to the PUCO on October 18, 2000, for approval to operate as a public utility within the definition of "utilities" in the State of Ohio. Approval from the PUCO and the FCC was received on December 24, 2000. On October 20, 2000, FirstEnergy Telecommunications applied for ETC approval from the FCC; ETC status is deemed effective as of the date of the filing.

         - Fiber Venture. Centerior Communications owns 100% of Fiber Venture. Fiber Venture owns a 6.5% interest in AFN. AFN applied for ETC approval on October 25, 2000; ETC status is deemed effective as of the date of the filing.

         - FELHC. FELHC is a wholly owned subsidiary of FirstEnergy. FELHC serves as a licensee on all FCC radio licenses for the FirstEnergy Operating Companies. An application was made by FELHC on January 18, 2001 for FCC approval as an ETC; ETC status is deemed effective as of the date of the filing.

         - First Communications. FirstEnergy owns a 31.08% interest in First Communications (with options to acquire up to a 50% interest). First Communications provides telecommunications services utilizing a nationwide fiber optic network. First Communications offers a full plan of services including long distance, toll free services, advanced data solutions (including DSL, private line service and network applications) and PCS wireless. An application was made by First Communications to the FCC on November 29, 2000 for FCC approval as an ETC; ETC status is deemed effective as of the date of the filing.

         - Pantellos. FirstEnergy owns a 5.38% interest in Pantellos. Pantellos operates and manages an open, independent Internet e-marketplace for the purchase of goods and services between the energy industry and its suppliers. An application was made by Pantellos on June 1, 2000 for FCC approval as an ETC; ETC status is deemed effective as of the date of the filing.

         - AFN Finance Company No. 3, LLC. AFN Finance Company No. 3, LLC ("AFN No. 3") is a wholly owned subsidiary of Fiber Venture. AFN No. 3 was created for the exclusive purpose of seeking financing for the provision of radio communications, telecommunications services and information services. An application was made by AFN No. 3 on July 25, 2001 for FCC approval as an ETC; ETC status is deemed effective as of the date of the filing.

         GAS RELATED ENTITIES. In prior orders, the Commission has approved the investments by registered holding companies in certain gas-related entities. See, e.g., CP&L Energy, Inc., Holding Co. Act Release No. 27284 (Nov. 27, 2000) (North Carolina Natural Gas Corporation had nonutility subsidiaries investing in an intrastate pipeline in North Carolina). The following companies engage in such approved gas-related activities:

         - MARBEL. MARBEL is a wholly owned subsidiary of FirstEnergy. MARBEL is the parent company of a natural gas pipeline company, NONGC, and a holding company, Marbel Holdco. In addition, MARBEL is the contracting party to two large gas supply agreements.

         - Great Lakes. Marbel Holdco owns a 50% interest in Great Lakes. Great Lakes is an oil and gas exploration and production company in a joint venture with Range Resources Corporation and holds a majority of its assets in the Appalachian Basin, including more than 7,700 oil and natural gas wells, drilling rights on nearly one million acres, proven resources of 450 billion cubic feet equivalent of natural gas and oil, and 5,000 miles of pipeline. Great Lakes also owns intrastate gas pipelines and a small interstate pipeline between Ohio and West Virginia.

         EXEMPT WHOLESALE GENERATORS. Registered holding companies are permitted to acquire and own, without obtaining prior Commission approval, EWGs pursuant to Section 32 of the Act. Pursuant to the Act, EWGs are deemed to be functionally related to a registered holding company system's business. Section 32(h) expressly states that a registered holding company's ownership of an EWG shall be considered "reasonably incidental, or economically necessary or appropriate, to the operations of an integrated public utility system." Accordingly, FirstEnergy can retain its ownership interests in the following
EWG:

         - GenCo. GenCo is a wholly owned subsidiary of FirstEnergy Solutions. GenCo operates fossil fuel plants and the Seneca pumped storage plant (most of which it leases from the FirstEnergy Operating Companies, pursuant to the reorganization described under the "Corporate Separation Plan" herein). GenCo is an EWG that sells all of its output at wholesale prices to FirstEnergy Solutions. GenCo was approved by FERC as an EWG on April 6, 2001. See 95 FERC P. 62,018 (2001).

         RULE 58 SUBSIDIARIES - GENERAL. Registered holding companies and their subsidiaries are permitted to invest in energy related companies, as defined under the Commission's Rule 58(b)(1), without prior Commission approval under the Act, if the aggregate investment in all such energy related companies ("Rule 58 Subsidiaries") does not exceed the greater of $50 million or 15% of the consolidated capitalization of the registered holding company. However, the Commission has disregarded existing investments in these types of activities for purposes of calculating the dollar limitation upon investments in energy related companies which were made by a holding company prior to its registration under the Act. See Exelon Corporation, supra, Holding Co. Act Release No. 27256. The Commission reached this conclusion in previous orders because the companies involved in the mergers were not previously subject to the Section 11(b)(1) restrictions on non-utility investments which apply only to registered holding companies. FirstEnergy requests that the Commission grant the same treatment to the FirstEnergy Non-Utility Subsidiaries, which may fall within the meaning of Rule 58(b) energy related companies.

         RULE 58(b)(1)(i). A Rule 58(b)(1)(i) company is defined as an entity which engages in the rendering of energy management services and demand-side management services. The following companies engage in such activities within the meaning of Rule 58(b)(1)(i) and are retainable by FirstEnergy:

         - Centerior Energy Services. Centerior Energy Services is a wholly owned subsidiary of FirstEnergy Ventures. Centerior Energy Services provides various consulting services related to energy management and procurement under the registered trade name "The E Group."

         - OES Fuel. OES Fuel is a wholly owned subsidiary of Ohio Edison. OES Fuel finances and manages fuel inventories for Ohio Edison and Penn Power.

         RULE 58(b)(1)(ii). A Rule 58(b)(1)(ii) company is defined as an entity which engages in the development and commercialization of electrotechnologies related to energy conservation, storage and conversion, energy efficiency, waste treatment, greenhouse gas reduction and similar innovations. The following companies engage in such activities within the meaning of Rule 58(b)(1)(ii) and are retainable by FirstEnergy:

         - Nth Power Technologies II, LLC. FirstEnergy owns an 8.2% membership interest in Nth Power Technologies II, LLC ("Nth Power"), a venture capital fund. Nth Power invests in the energy industry with a focus on emerging technologies in the global energy industry. Nth Power was initially capitalized at $10,000,000. FirstEnergy's commitment for the fund is approximately $1,250,000.

         - Kinetic Ventures I, LLC. FirstEnergy owns an 11.10% membership interest in Kinetic Ventures I, LLC ("KVI"), a venture capital fund, formerly known as Utility Competitive Advantage Fund I, LLC. KVI's focus is on early stage companies involved in energy related fields and technology as well as communications technologies. KVI was initially capitalized at $90,000,000; FirstEnergy's commitment for the fund is approximately $10,000,000.

         - Kinetic Ventures II, LLC. FirstEnergy owns a 17.63% membership interest in Kinetic Ventures II, LLC ("KVII"), a venture capital fund, formerly known as Utility Competitive Advantage Fund II, LLC. KVII's focus is on energy related fields and energy related technology in early stage companies involved in energy related fields and technology as well as communications technologies. KVII was initially capitalized at $95,000,000; FirstEnergy's commitment is approximately $15,000,000.

         - Active Power, Inc. FirstEnergy owns less than one hundredth of a percent interest - 0.006% - in Active Power, Inc. ("Active Power"), represented by 92,378 shares of common stock of 39 million shares outstanding.(22) This investment represented a distribution by Envirotech Investment Fund I, L.P. ("Envirotech"). Active Power is a developer of flywheel energy storage system for use in uninterruptible power supply and other power quality applications.

         - PowerSpan Corp. FirstEnergy owns an 18.63% interest in PowerSpan Corp. ("PowerSpan") - formerly Zero Emissions Technology, Inc. - on an as-converted, fully diluted basis.(23) PowerSpan utilizes advanced technology to reduce emissions of NOx , SO2 and particulate matter from utility generation facilities. PowerSpan's technologies are applied in

----------
(22)  The market value of this stock, as of June 30, 2001, was $1,540,865.

(23) FirstEnergy owns 2,000,000 shares of Series B Convertible Preferred Stock. FirstEnergy also has 100,000 warrants to acquire common stock at $4.74 per share and 150,000 warrants to acquire common stock at $7.50 per share.

coal, oil and gas-fired power generation facilities. The products reduce particulate emissions for a low cost and can provide a return on investment for the entity using the products.

         RULE 58(b)(1)(v). A Rule 58(b)(1)(v) company is defined as an entity which engages in the brokering and marketing of energy commodities, including, but not limited to, electricity, natural or manufactured gas and other combustible fuels. The following companies engage in such activities within the meaning of Rule 58(b)(1)(v) and are retainable by FirstEnergy:

         - FirstEnergy Solutions. FirstEnergy Solutions is a wholly owned subsidiary of FirstEnergy. FirstEnergy Solutions is an unregulated natural gas and power marketer in both wholesale and retail markets. FirstEnergy Solutions has two wholly owned subsidiaries, Penn Power Energy and GenCo. A filing was made with FERC and approval received on or about December 15, 2000 to merge FirstEnergy's wholesale trading function done through FirstEnergy Trading Services, Inc. ("FirstEnergy Trading") into FirstEnergy Solutions. The merger of FirstEnergy Trading and FirstEnergy Solutions was consummated on December 31, 2000.

         - FirstEnergy Fuel Marketing. FirstEnergy Fuel Marketing is a wholly owned subsidiary of FirstEnergy Ventures. FirstEnergy Fuel Marketing provides products and services to electricity generators and industrial fuel suppliers, including logistics services, contract administration, inventory management and fuel blending.

         - Utility.com, Inc. FirstEnergy owns a 5.0% interest in Utility.com, Inc. ("Utility.com"), represented by 192,308 shares owned and warrants for 23,077 shares of Series E preferred stock. Utility.com is currently registered to provide electricity in 10 states. Utility.com sells electricity to customers using the same lines and poles that are in place now with no interruption in service, but seeks to provide customers with savings over their existing electricity provider.

         - Penn Power Energy. Penn Power Energy is a wholly owned subsidiary of FirstEnergy Solutions. Penn Power Energy is an energy marketing company, which provides service to Pennsylvania customers under Pennsylvania's Electric Choice Program. Penn Power Energy is a licensed competitive electric supplier providing competitive retail electricity service in Pennsylvania.

         - Automated Power Exchange, Inc. FirstEnergy owns a 1.16% interest in Automated Power Exchange, Inc. ("APX"), represented by 1,000,000 shares of Series B-2 Preferred Stock and 218,975 shares of Series C Preferred Stock held through KVI. APX develops, owns and operates integrated low cost efficient internet-based electronic power exchanges and automated clearinghouses for the electric power industry.

         RULE 58(b)(1)(vi). A Rule 58(b)(1)(vi) company is defined as an entity which engages in the production, conversion, sale and distribution of thermal energy products, such as process steam, heat, hot water, chilled water, air conditioning, compressed air and similar; alternate fuels; renewable energy resources; and the servicing of thermal energy facilities. The following company engages in such activities within the meaning of Rule 58(b)(1)(vi) and is retainable by FirstEnergy:

         - Bay Shore. Bay Shore is a wholly owned subsidiary of FirstEnergy Ventures. Bay Shore is undergoing start-up operations and will own and operate a petroleum coke disposal facility that will supply steam for Bay Shore's turbines as fuel for the operation of the Bay Shore Power Plant and to BP.

         RULE 58(b)(1)(vii). A Rule 58(b)(1)(vii) company is defined as an entity which engages in the sale of technical, operational, management, and other similar kinds of services and expertise, developed in the course of utility operations in such areas as power plant and transmission system engineering, development, design and rehabilitation; construction; maintenance and operation; fuel procurement, delivery and management; and environmental licensing, testing and remediation. The following companies engage in such activities within the meaning of Rule 58(b)(1)(vii) and are retainable by
FirstEnergy:

         - Ancoma. Ancoma is a wholly owned subsidiary of FirstEnergy Facilities. Ancoma provides HVAC equipment installation and service, process piping, plumbing, fire protection, refrigeration and energy management systems to the Rochester, New York area.

         - Colonial Mechanical. Colonial Mechanical is a wholly owned subsidiary of FirstEnergy Facilities. Colonial Mechanical provides HVAC equipment installation and service, sheet metal fabrication, plumbing installation and service, process piping and electrical and pre-construction services to the Richmond, Virginia area.

         - Webb Technologies. Webb Technologies is a wholly owned subsidiary of FirstEnergy Facilities. Webb Technologies provides installation and service of low-temperature refrigeration systems and HVAC equipment installation and service in the greater Norfolk, Virginia area.

         - Dunbar Mechanical. Dunbar Mechanical is a wholly owned subsidiary of FirstEnergy Facilities. Dunbar Mechanical provides HVAC equipment and plumbing installation and service, process and utility piping, equipment moving, rigging and setting, material handling, equipment installation and mechanical system maintenance to the greater Toledo, Ohio market.

         - Edwards E&M. Edwards E&M is a wholly owned subsidiary of FirstEnergy Facilities. Edwards E&M provides HVAC equipment installation and service, refrigeration, electrical service, sheet metal fabrication, process piping, automation controls, plumbing and certified welding to customers in Indianapolis, Indiana and the surrounding areas.

         - Elliott-Lewis. Elliott-Lewis is a wholly owned subsidiary of FirstEnergy Facilities. Elliott Lewis provides HVAC equipment installation and service, energy management, facilities management and plumbing services to the greater Philadelphia, Pennsylvania markets. In addition, Elliot-Lewis owns all of the issued and outstanding shares of the following companies providing such services: Duckett, Sautter Crane and E-L Enterprises.

         - Cranston and Sons. Cranston and Sons is a wholly owned subsidiary of FirstEnergy Facilities. Cranston and Sons installs and maintains HVAC equipment and electrical, plumbing and refrigeration systems in the Timonium, Maryland area.

         - Roth Bros. Roth Bros. is a wholly owned subsidiary of FirstEnergy Facilities. Roth Bros. provides HVAC equipment installation and service, building automation control systems and monitoring services, roofing installation and maintenance, sheet metal and industrial metal fabrication and lighting retrofits in the Youngstown, Ohio area.

         - Hattenbach. Hattenbach is a wholly owned subsidiary of FirstEnergy Facilities. Hattenback provides refrigeration sales and service to commercial entities in the Cleveland, Ohio market.

         - R. P. C. Mechanical. R. P. C. Mechanical is a wholly owned subsidiary of FirstEnergy Facilities. R. P. C. Mechanical provides HVAC equipment installation and service, process piping and energy management and control systems in the greater Cincinnati, Ohio area.

         - Spectrum. Spectrum is a wholly owned subsidiary of FirstEnergy Facilities. Spectrum provides installation and service of HVAC control systems to customers in the Cincinnati, Ohio area.

         - FirstEnergy Engineering. Ohio Edison holds a 49% interest in FirstEnergy Engineering, which provides engineering services at cost as a subcontractor on construction projects undertaken by the FirstEnergy Subsidiaries. The engineering services provided include, but are not limited to, mechanical, HVAC, electrical, and civil engineering applications. Substantially all of the services are provided to the FirstEnergy Subsidiaries in support of FirstEnergy Solutions, GenCo and FirstEnergy Nuclear Operating Company.

         - Duckett. Duckett is a wholly owned subsidiary of Elliot-Lewis. Duckett provides commercial HVAC installation and ancillary services to third parties and affiliated companies in the New Jersey area.

         - Sautter Crane. Sautter Crane is a wholly owned subsidiary of Elliot-Lewis and provides crane rental services to affiliated companies and third parties, including other utilities and mechanical contractors.

         - Modern AC. Modern AC is a wholly owned subsidiary of E-L Enterprises and provides HVAC equipment installation and service, energy management, facilities management and plumbing services.

         - Airdex AC. Airdex AC is a wholly owned subsidiary of Modern AC and provides HVAC equipment installation and service, energy management, facilities management and plumbing services.

         - R.L. Anderson. R.L. Anderson is a wholly owned subsidiary of E-L Enterprises and provides HVAC equipment installation and service, energy management, facilities management and plumbing services.

         - BridgeCo. FirstEnergy owns a 10% interest in BridgeCo. BridgeCo is an entity created to manage the financial and other affairs of the ten members of the Alliance only until that company begins operations, anticipated to be late 2001, when BridgeCo will be dissolved.

         RULE 58(b)(1)(ix). A Rule 58(b)(1)(ix) company is defined as an entity which engages in the ownership, operation and servicing of fuel procurement, transportation, handling and storage facilities, scrubbers, and resource recovery and waste water treatment facilities. The following company engages in such activities within the meaning of Rule 58(b)(1)(ix) and is retainable by
FirstEnergy:

         - Warrenton River. Warrenton River is a wholly owned subsidiary of FirstEnergy Ventures. Warrenton River owns facilities for the transloading of bulk materials on the Ohio River - primarily coal. The coal unloaded at Warrenton River is in part used by the FirstEnergy Operating Companies at various generation facilities, but not all transloaded materials handled at Warrenton River are for the use and benefit of FirstEnergy or any of the FirstEnergy Subsidiaries; about two-thirds of these materials are for the use and benefit of third parties.

         RULE 58(b)(1)(x). A Rule 58(b)(1)(x) company is defined as an entity which engages in the development and commercialization of technologies or processes that utilize coal waste by-products as an integral component of such technology or process. The following companies engage in energy management activities within the meaning of Rule 58(b)(1)(x) and are retainable by
FirstEnergy:

         - Engineered Processes. FirstEnergy Ventures has a 50% interest in Engineered Processes. Engineered Processes holds the patent on beta plaster, which is primarily used in wallboard applications. Beta plaster is manufactured using the by-products of coal-fired generating facilities to create wallboard material. FirstEnergy has a 20-year royalty agreement with Engineered Processes.

         - Eastroc Technologies. FirstEnergy Ventures has a 50% interest in Eastroc Technologies. Eastroc Technologies holds the patent for alpha plaster, which is typically used in plaster of paris applications. Alpha plaster is manufactured using the by-products of coal-fired generation facilities to create plaster of paris materials.

         INACTIVE NON-UTILITY SUBSIDIARIES. FirstEnergy has several inactive non-utility subsidiaries:

         - Centerior Service. Centerior Service is a direct inactive subsidiary of FirstEnergy.

         - FE Holdings. FE Holdings is a direct inactive subsidiary of FirstEnergy.

         - Ohio Edison Financing Trust II. Ohio Edison Financing Trust II is a direct inactive subsidiary of Ohio Edison.

         - CIT. CIT is a wholly owned subsidiary of FirstEnergy. CIT is the remnant of an executive compensation program that required the creation of a trust if the rating on Centerior Energy Corporation dropped below investment grade. That event did occur, and the trust was funded using short term debt instruments, but it is expected that the trust will cease to exist between December 2001 and June 2002.

         - Centerior Power. Centerior Power is a wholly owned subsidiary of FirstEnergy Ventures. Centerior Power is to be dissolved upon the planned cancellation of a contract, which required Centerior Power, together with CPICOR, a non-affiliate, to implement the DOE clean coal project. FirstEnergy plans to dispose of these interests.

         - Mid-Atlantic. FE Acquisition holds all of the outstanding shares of Mid-Atlantic. Mid-Atlantic is an inactive subsidiary of FE Acquisition. Mid-Atlantic owned three 130 MW gas-fired peaking turbines at Richland, Ohio. Mid-Atlantic sold those turbines to GenCo effective January 1, 2001, prior to their going into service.

         - Cleveland Electric Financing Trust I. Cleveland Electric Financing Trust I ("CEI Financing Trust I") is a wholly owned subsidiary of Cleveland Electric, which was formed to issue and sell up to $245 million liquidation amount of its preferred trust securities, the proceeds of which will be used, along with the proceeds of the concurrent issuance to Cleveland Electric of up to $7.6 million liquidation amount of CEI Financing Trust I's common trust securities, to purchase subordinated debentures of Cleveland Electric having an interest rate identical to the "coupon" on the preferred securities. CEI Financing Trust I's sole purpose will be to hold the Cleveland Electric subordinated debentures and to use the debt service thereon to pay distributions on its preferred trust securities. Although CEI Financing Trust I and Cleveland Electric jointly filed a Registration Statement on Form S-2 with the Commission on July 9, 2001 to register the preferred securities, the timing of the issuance and sale of the preferred trust securities is subject to, among other things, the Commission's review, if any, of the Form S-2 and general market conditions, and, therefore, is uncertain. Other than such registration and other ministerial activities in preparation for the offering of its preferred trust securities, CEI Financing Trust I is not currently engaged in any activities.

         - ServeCo. ServeCo is a wholly owned subsidiary of FirstEnergy, which will act as a new service company for the post-Merger FirstEnergy system.

         DE MINIMIS OR PASSIVE FINANCIAL INVESTMENTS RECEIVED IN CUSTOMERS' BANKRUPTCIES. The following de minimis and passive investments are held by FirstEnergy and/or the FirstEnergy Subsidiaries pursuant to the bankruptcies of customers of FirstEnergy and/or the FirstEnergy Subsidiaries. Such interests were acquired in lieu of payment for services rendered. Where available, percentages of the investments held, relative to the total amount of investments by others in the companies, are provided.

         There is no market for the interests listed below held by FirstEnergy and/or the FirstEnergy Subsidiaries. These companies are bankrupt, and the interests, unless otherwise noted, are worthless. FirstEnergy plans to dispose of the interests when, and if, the interests become marketable.

                                                            AMOUNT OF SHARES OR
NAME OF COMPANY IN               COMPANY WITHIN             OTHER INTEREST WITH
WHICH INTEREST IS              FIRSTENERGY SYSTEM              PERCENTAGE OF
HELD (24)                        HOLDING INTEREST                OWNERSHIP (25)
-------------------            -------------------          --------------------

Smarthouse, Inc.               Cleveland Electric           860 shares of common stock

Silas Creek Retail, Inc.       Ohio Edison                  104 shares of common stock

Smith International, Inc.      Ohio Edison                  17 warrants to acquire 17 shares
                                                            of common stock

Steel City Products, Inc.      FirstEnergy                  27 shares of common stock
                                                            (0.001%)

Madisons of Columbus, Inc.     Cleveland Electric           41 shares of common stock

The Mason And Dixon            Cleveland Electric           640 shares of Class B
Lines, Inc.                                                 preferred stock(26)

Luckey Farmers, Inc.           Toledo Edison                74 shares of Class C
                                                            preferred stock

The Lionel Corp.               Toledo Edison                72 shares of common stock

Jewel Recovery L.P.            Ohio Edison                  26.44 non-transferable limited
                                                            partnership units (less than 0.001%)
                                                            (d/b/a Zales Corp.)

Hermans Sporting               Ohio Edison                  51 shares of common stock
Goods, Inc.
                               Cleveland Electric           460 shares of common stock

                               Toledo Edison                69 shares of common stock

                                                            (Total less than 0.001%)

----------
(24) The interest was received by FirstEnergy or one of its subsidiaries when a customer went bankrupt, unless otherwise specified. The value of the interest is zero, and the interest is unmarketable, unless otherwise specified.

(25) The total number of shares, or the total amount of any other type of interest, is unknown unless otherwise specified.

(26)  The stock will be surrendered for $640.00 in 2006.

                                                            AMOUNT OF SHARES OR
NAME OF COMPANY IN               COMPANY WITHIN             OTHER INTEREST WITH
WHICH INTEREST IS              FIRSTENERGY SYSTEM              PERCENTAGE OF
HELD (24)                       HOLDING INTEREST                OWNERSHIP (25)
-------------------            -------------------          --------------------

Homeplace of America, Inc.     Cleveland Electric           5,312 shares of common stock

                               Ohio Edison                  623 shares of common stock

                               Penn Power                   610 shares of common stock

                                                            (Total less than 0.001%)

House of Fabrics, Inc.         Toledo Edison                356 shares of common stock

Federals, Inc.                 FirstEnergy                  920 shares of common stock

Country Spring Farms           Toledo Edison                Memoranda of Capital Credit
Co-Op, Inc.                                                 in the amount of $174.00

Cook United, Inc.              Toledo Edison                16,373 shares of common stock

County Seat Stores, Inc.       Toledo Edison                58 shares of common stock

                               Cleveland Electric           1,102 shares of common stock

                               Ohio Edison                  793 shares of common stock

Busy Beavers Building          Ohio Edison                  102 shares of common stock
Centers, Inc.

Bulk Materials, Inc.           Cleveland Electric           38 shares of cumulative
                                                            preferred stock

                               Toledo Edison                20 shares of cumulative
                                                            preferred stock

                               Ohio Edison                  10 shares of cumulative
                                                            preferred stock

Best Products Co., Inc.        FirstEnergy                  1,699 shares of common stock

Value Merchants Inc.           FirstEnergy                  176 shares of common stock

COLOROCS Corp.                 FirstEnergy                  25 shares of common stock

                                                            AMOUNT OF SHARES OR
NAME OF COMPANY IN               COMPANY WITHIN             OTHER INTEREST WITH
WHICH INTEREST IS              FIRSTENERGY SYSTEM              PERCENTAGE OF
HELD (24)                       HOLDING INTEREST                OWNERSHIP (25)
-------------------            -------------------          --------------------

United Merchants and           Ohio Edison                  39 shares of common stock
Manufacturers, Inc.                                         2 shares of Series 1
                                                            preferred stock

Edison Brothers Stores, Inc.   Ohio Edison                  69 shares of common stock

EBS Pension, L.L.C.            Ohio Edison                  71 membership units

EBS Building, L.L.C.           Ohio Edison                  71 membership units

EBS Litigation, L.L.C.         Ohio Edison                  69 membership units

EnviroSource, Inc.             Ohio Edison                  66 shares of non-assignable
                                                            Class B preferred stock

Oakhurst Capital, Inc.         Ohio Edison                  27 shares of common stock


         NON-UTILITY HOLDING COMPANIES. In addition to the companies discussed above, FirstEnergy has several other subsidiaries whose functions are to be the non-utility holding companies of certain of FirstEnergy's Non-Utility Subsidiaries described above. Through their subsidiaries, they are engaged in a variety of businesses and are retainable because all of their investments are in companies described above, which have been demonstrated to be retainable under the Act.

         - FirstEnergy Facilities. FirstEnergy Facilities is a wholly owned subsidiary of FirstEnergy. FirstEnergy Facilities acts as the parent company for 11 direct subsidiaries engaged in mechanical contracting, facilities management and energy management services: (i) Ancoma; (ii) Colonial Mechanical; (iii) Webb Technologies; (iv) Dunbar Mechanical; (v) Edwards E & M; (vi) Elliott-Lewis;
(vii) Cranston and Sons; (viii) Roth Bros.; (ix) Hattenbach; (x) R. P. C. Mechanical; and (xi) Spectrum.

         - FirstEnergy Ventures. FirstEnergy Ventures is a wholly owned subsidiary of FirstEnergy. FirstEnergy Ventures owns equity investments in certain unregulated enterprises and business ventures, and has eight wholly owned subsidiaries: (i) Centerior Power; (ii) Centerior Energy Services; (iii) Advanced Technologies; (iv) Centerior Communications; (v) Bay Shore; (vi) FirstEnergy Fuel Marketing; (vii) FirstEnergy Telecommunications; and (viii) Warrenton River. FirstEnergy Ventures is part owner of two other companies:
Eastroc Technologies and Engineered Processes.

         - FE Acquisition. FE Acquisition is a wholly owned subsidiary of FirstEnergy. FE Acquisition holds all of the outstanding shares in Mid-Atlantic, an inactive holding company.

         - Marbel Holdco. Marbel Holdco is a wholly owned subsidiary of MARBEL. It holds FirstEnergy's 50% ownership in Great Lakes.

         - OES Ventures. OES Ventures is a wholly owned subsidiary of Ohio Edison. It holds PNBV.

         - Centerior Communications. Centerior Communications is a wholly owned subsidiary of FirstEnergy Ventures. Centerior Communications was granted ETC status by the FCC in July 1997. Centerior Communications holds an interest in Fiber Venture.

         - E-L Enterprises. E-L Enterprises is a wholly owned subsidiary of Elliot-Lewis. E-L Enterprises holds all of the issued and outstanding stock of Modern AC and R.L. Anderson and, indirectly, Airdex AC.

         OTHER RETAINABLE INVESTMENTS. The following investments are also retainable:

         - FirstEnergy Nuclear Operating Company. FirstEnergy Nuclear Operating Company is a wholly owned subsidiary of FirstEnergy. FirstEnergy Nuclear Operating Company is not an electric utility company within the meaning of the 1935 Act pursuant to the Commission's series of no-action letters following Ebasco Services, Incorporated, SEC No-Action Letter (Sept. 16, 1982). FirstEnergy Nuclear Operating Company operates the Davis-Besse Nuclear Power Station, Perry and the Beaver Valley under the supervision and direction of the owners of those facilities. Such company is retainable under existing Commission precedent. See, e.g., Entergy Corporation, Holding Co. Act Release No. 27039 (June 22, 1999) (Entergy Operations, Inc. "operates the systems' nuclear-fueled generating facilities"); compare, e.g., New Century Energies, Inc., supra, Holding Co. Act Release No. 27212 (Northern States Power Company's non-utility subsidiaries included Nuclear Management Company, which provides "services to the nuclear operations of its members," and NSP Nuclear Corporation, formed to hold NSP's interest in Nuclear Management Company).

         - Envirotech. FirstEnergy owns a 6.36% partnership interest in Envirotech. Envirotech is a venture capital fund that invests assets in energy-related technologies relating to environmental issues. Envirotech was initially capitalized at $32,000,000, of which FirstEnergy's commitment is approximately $2,000,000. Interests held in Envirotech have been approved by the Commission. See, e.g., General Public Utilities Corporation, Holding Co. Act Release No. 26230 (Feb. 8, 1995) (order issued requiring that certificate be filed annually within 180 days of the end of each calendar year containing, among other things, a description of each of Envirotech's portfolio company investments, the costs incurred by Envirotech for such investments and their current valuation.)

         - Republic Technologies International, Inc. FirstEnergy owns 30,000 shares of Series C Convertible Preferred Stock (the "Series C Shares") in Republic Technologies

International, Inc. ("Republic"). These shares are convertible at FirstEnergy's discretion. The Series C Shares would be converted to 429,478 shares of Common Stock representing a 5.3% equity ownership in Republic. At the present time, FirstEnergy has no intention to convert the shares to common stock. Republic is a large steel manufacturer combining the resources and expertise of Canadian Drawn Republic Steel Company, Inc., Bliss & Laughlin Steel, Republic Engineered Steels, Bar Technologies, and USS/KOBE. FirstEnergy's interest in Republic arises from FirstEnergy's subscription to purchase shares in Bar Technologies, Inc. ("Bar Tech"), a Delaware corporation renamed "Republic Technologies International, Inc." FirstEnergy's purchase of that stock, along with the investments of others, was used to finance certain debt of Bar Tech concerning a restructuring of Bar Tech. Republic, BarTech and the above mentioned affiliated companies filed a consolidated Chapter 11 bankruptcy petition on April 2, 2001 in the Northern District of Ohio. Such case is pending and FirstEnergy's interest in the Series C Shares is uncertain at this time. At the present time, FirstEnergy has no intention of converting its ownership interest into common stock assuming such action is permitted under the bankruptcy code.

         - Cranberry Square Associates, L.P. Penn Power owns a 50% limited partnership interest in Cranberry Square Associates, L.P. ("Cranberry Square"). Cranberry Square is a limited partnership with the purpose of acquiring, developing, constructing, owning, operating, improving, leasing or otherwise managing a strip shopping center containing approximately 215,000 square feet of rentable space and other incidental improvements on approximately 24 acres located in Cranberry Township, Butler County, Pennsylvania.

         - Corvis Corporation. FirstEnergy owns less than one hundredth of a percentage interest - 0.007% - in Corvis Corporation ("Corvis") represented by 535,761 shares of common stock out of 94,311,463 authorized shares as of March 1, 2001.(27) This investment represented a distribution of Kinetic Ventures I, LLC ("KVI"). Corvis is a developer of new technology for transmitting signals across fiber optic cables for optical switching equipment.

         - Cisco Systems Inc. FirstEnergy owns a de minimis interest in Cisco Systems Inc. ("Cisco"). Cisco is a world leader in networking solutions for the Internet providing end-to-end networking solutions to customers used to build a unified information infrastructure of their own or to connect to someone else's network. The market value of this stock as of June 30, 2001 was $244,808. FirstEnergy plans to sell this interest within three years of the date of the order in this proceeding.

         - S1 Corporation. FirstEnergy owns a de minimis interest in S1 Corporation ("S1"). This investment represented a distribution by KVI. S1 acquired the portfolio company, VerticalOne, an internet personal information aggregator. The market value of this stock as of June 30, 2001 was $323,316. FirstEnergy plans to sell this interest within three years of the date of the order in this proceeding.

         2. Section 10(c)(2); Efficiencies and Economies. As the following discussion will demonstrate, the Merger will serve the public interest by tending towards the

----------
(27)  The market value of this stock, as of June 30, 2001, was $2,351,991.

efficient and economical development of an integrated public-utility system, as required by Section 10(c)(2) of the Act.

         The acquisition by FirstEnergy of all of the issued and outstanding voting securities of the GPU Energy Companies, York Haven and Waverly Electric will produce efficiencies and economies more than sufficient to satisfy the standards of Section 10(c)(2) of the Act. FirstEnergy anticipates that its acquisition of all of the issued and outstanding voting securities of the GPU Energy Companies, York Haven and Waverly Electric will result in cost reductions. The savings for all of FirstEnergy following the Merger are estimated to be approximately $1.5 billion over ten years (or an average of $150 million per year), net of implementation costs. This estimate is based upon an assumed five percent reduction in nongenerating operating and maintenance costs which has been typical of other mergers of public utility companies. It is not possible at this time to make a specific allocation of such projected savings among the FirstEnergy Operating Companies, ATSI and the GPU Energy Companies.

         Generally, these estimated net cost savings result from a combination of improved operating efficiencies, elimination of duplicative activities and procurement efficiencies. In addition, other benefits will be realized by post-Merger FirstEnergy system. While difficult to quantify, FirstEnergy believes that these benefits are substantial and include operating efficiencies and administrative savings. These additional benefits are described below.

         OPERATING EFFICIENCIES. FirstEnergy expects that the Merger will create operating efficiencies, such as enhanced system flexibility in the delivery of energy and a potentially increased capacity factor for its generating plants as a result of off-peak power being available for use by the GPU Energy Companies.

         ADMINISTRATIVE SAVINGS. FirstEnergy believes that labor reductions will be obtained through attrition, controlled hiring and voluntary and involuntary severance programs. FirstEnergy anticipates that, over time, the Merger will permit the elimination of certain duplicative activities and will allow for the more efficient use of combined staffing, particularly with respect to corporate and administrative positions at the service company and holding company levels. FirstEnergy also expects reductions in duplicative corporate and administrative expenses to come from such areas as insurance, facilities, professional services and advertising.

         From a reliability perspective, the Merger is expected to facilitate synergies between FirstEnergy and GPU and build upon areas of expertise and common experience. One major component of customer service reliability will be fostered by making additional resources available when needed to meet emergencies, such as storms and other related matters.

         As of December 31, 2000, FirstEnergy, based on assets of approximately $39 billion on a pro forma basis, would have been the fourth largest investor-owned electric utility system in the United States. The scale of post-Merger FirstEnergy will enable it to compete more effectively in the increasingly competitive electric utility industry. Post-Merger FirstEnergy will possess the management, employee experience, technical expertise, retail customer base, energy and related services platform and financial resources to grow and succeed in the rapidly changing energy marketplace.

         It has become apparent over the last few years that the evolving competitive electricity market requires participants to seek and create economies of scale, reduce duplicative activities and practices and enhance operating and procurement efficiencies in an effort to be competitive. By combining their resources, their years of utility experience and considerable expertise, GPU and FirstEnergy will significantly enhance each other's overall capabilities. The sum of these companies will be better than their individual components. The Merger will create a stronger parent company that is better positioned to compete and to attract capital on reasonable terms for its public utility subsidiaries.

         C.   REQUEST REGARDING FINANCING
              AND RELATED MATTERS - GENERAL

         This Application/Declaration seeks the authorization and approval of the Commission with respect to the ongoing financing activities, the provision of intra-system services and guarantees, certain investments and other matters pertaining to FirstEnergy and its Subsidiaries after giving effect to the Merger and registration of FirstEnergy as a holding company. Specifically, this Application/Declaration seeks the following authorizations and approvals of the
Commission:

         - In order to ensure that the FirstEnergy system is able to meet its capital requirements immediately following registration and plan its future financing, FirstEnergy and the Subsidiaries identified below hereby request authorization for financing transactions resulting in additions to its capitalization for the period beginning with the effective date of an order issued pursuant to this filing and continuing to and including June 30, 2003 (the "Authorization Period").

         - FirstEnergy requests that the Commission approve the issuance of 30 million shares of common stock under dividend reinvestment and stock-based management incentive and employee benefit plans pursuant to Sections 6(a) and 7 of the Act, all as more specifically described below.

         - FirstEnergy requests that the Commission approve the issuance of one purchase right (a "Right") together with each share of common stock issued in accordance with the authority requested herein and related matters.

         - FirstEnergy requests that the Commission approve the aggregate financing request in the amount of $8.0 billion, representing additions to capital, additional equity securities, preferred securities and debt (which amount includes debt required to finance the cash portion of the Merger), in each case including refinancings which do not alter outstanding capital but which will not count against the limits, as more fully described in this Application/Declaration for FirstEnergy and its Subsidiaries.

         - FirstEnergy and the Subsidiaries referred to below request that the Commission approve the issuance by FirstEnergy and the Subsidiaries of guarantees in an aggregate amount not to exceed
              $4.0 billion outstanding at any time in exposure as more fully described below.

         - FirstEnergy requests the authorization and approval of the Commission under other sections of the Act and applicable rules and regulations of the Commission promulgated thereunder with respect to intra-system guarantees, the formation and operation of a utility money pool (the "Utility Money Pool") and a non-utility money pool (the "Non-Utility Money Pool") as more fully described in this Application/Declaration.

         - FirstEnergy requests the authorization and approval of the Commission to make future investments in EWGs, foreign utility companies ("FUCOs") or ETCs (collectively, "Exempt Subsidiaries"), Rule 58 Subsidiaries, energy related companies ("Energy Related Companies"),(28) and certain other types of Non-Utility Subsidiaries.

         - FirstEnergy requests the authorization and approval of the Commission to consolidate the direct and indirect ownership interests in certain existing non-utility businesses and former subsidiaries of GPU under FirstEnergy Facilities, MYR and certain other first-tier non-utility holding companies (collectively, the "Non-Utility Holding Company").

         - FirstEnergy and the Subsidiaries request the authorization and approval of the Commission to organize and acquire the securities of one or more additional Subsidiaries to act as a holding company for non-utility investments if, in FirstEnergy's judgment, there are organizational, functional, tax or other benefits to be derived in separating non-utility businesses at the first-tier level. Accordingly, unless otherwise indicated, references to the Non-Utility Holding Company in this Application/Declaration shall include such other first-tier Subsidiaries as FirstEnergy may choose to organize to serve a similar purpose.

         - FirstEnergy requests that the Commission approve an exemption from Rule 45 with respect to FirstEnergy's agreement for the allocation of consolidated tax among FirstEnergy and the Subsidiaries (the "Tax Allocation Agreement").

         - FirstEnergy and the Subsidiaries identified below request that the Commission approve the payment of dividends out of capital or unearned surplus as described herein.

         - FirstEnergy requests that the Commission grant FirstEnergy approvals substantially similar to outstanding approvals granted to GPU in matters that

----------
(28) An Energy Related Company is any investment that would qualify to be a Rule 58 Subsidiary but for the fact that a substantial portion of its revenues are derived from activities outside the United States provided that the Commission has approved such investment. FirstEnergy seeks approval to invest in certain Energy Related Companies in Item 3.N herein.

              will have continuing applicability following the Merger as more specifically identified herein.

         D.   OVERVIEW OF THE FINANCING REQUEST

         FirstEnergy hereby requests authorization to engage in the Acquisition Financing and other financing transactions set forth herein during the Authorization Period. The approval by the Commission of this Application/Declaration will give FirstEnergy the flexibility that will allow it to respond quickly and efficiently to its financing needs and to changes in market conditions, allowing it to efficiently and effectively carry on competitive business activities designed to provide benefits to customers and shareholders. Approval of this Application/Declaration is consistent with existing Commission precedent, both for newly registered holding company systems(29) and holding company systems that have been registered for a longer period of time.(30)

         The total consideration to be paid in the Merger is approximately $4.5 billion, which will be paid 50% through the issuance by FirstEnergy of additional common stock and 50% with cash. FirstEnergy will issue between 74 million and 95 million shares of common stock in connection with the Merger (including any shares issued in connection with employee stock options of GPU or FirstEnergy or other employee benefit plans where awards are payable as a result of the Merger.)(31) Approximately $2.2 billion of cash will be used at closing to fund the cash portion of the Merger consideration. In addition to this Merger consideration, FirstEnergy plans to refinance at or about the effective time of the Merger certain then outstanding GPU-related short-term debt (expected to be approximately $1.8 billion). This GPU-related short-term debt as of March 31, 2001 was as follows:


COMPANY                                     AMOUNT
---------                               ---------------
                                        ($ IN MILLIONS)
GPU and GPU Utility Subsidiaries            $433

GPU Capital                                  798

EIUK Holdings                                357


----------
(29) See, e.g., Exelon Corporation, supra, Holding Co. Act Release No. 27266; supplemented by Holding Co. Act Release No. 27296 (Dec. 8, 2000); New Century Energies, Inc., Holding Co. Act Release No. 26750 (Aug. 1, 1997); Ameren Corporation, supra, Holding Co. Act Release No. 26809; Conectiv, Inc., supra, Holding Co. Act Release No. 26833; Dominion Resources, Inc., supra, Holding Co. Act Release No. 27112; SCANA Corporation, Holding Co. Act Release No. 27137 (Feb. 14, 2000).

(30) See, e.g., The Columbia Gas System, Inc., Holding Co. Act Release No. 26634 (Dec. 23, 1996); Gulf States Utilities Company, Holding Co. Act Release No. 264451 (Jan. 16, 1996).

(31) See Item 1.B.


COMPANY                                     AMOUNT
---------                               ---------------
                                        ($ IN MILLIONS)

GPU Australia Holdings                       176
                                            ------
Total                                       $1,764
                                            ------

         FirstEnergy plans to meet the Acquisition Financing requirements through a short-term bank bridge loan, but may use any form of long-term or short-term financing described herein, including preferred stock and preferred stock equivalent securities (collectively, "Preferred Securities") or securities convertible into common stock. The bridge loan will ultimately be repaid with proceeds from permanent debt financing by FirstEnergy or other entities in the FirstEnergy system as approved by the Commission pursuant to the general financing request herein or in subsequent dockets.

         The financing authorizations requested herein relate to:

              (1) (a) external issuances by FirstEnergy of common stock, Preferred Securities, long-term debt, short-term debt and other securities, (b) guarantees of obligations of affiliated or unaffiliated persons in favor of other unaffiliated persons and (c) the entering into by FirstEnergy of transactions to manage interest rate risk ("Hedging Transactions");(32)

              (2) the entering into of hedging transactions by the Utility Subsidiaries to the extent not exempt pursuant to Rule 52;

              (3) lending to non-wholly owned Non-Utility Subsidiaries at a rate not less than the cost of capital of the lending associate company;

              (4) the establishment of the Utility Money Pool and the Non-Utility Money Pool and the issuance of intra-system guarantees by FirstEnergy and the Non-Utility Subsidiaries on behalf of the Subsidiaries;

              (5) the continuation of existing intra-system debt, guarantees and other financing arrangements;

              (6) the ability of 50% or more owned Subsidiaries to alter their capital stock in order to engage in financing transactions with their parent company;

              (7) the ability of FirstEnergy and those Subsidiaries identified below to pay dividends out of capital or unearned surplus; and


----------
(32) "Hedging Transactions" include only those transactions related to financing activities. Engaging in futures and other commodity-related risk management by FirstEnergy and its subsidiaries constitute part of their normal business activities and as such do not require Commission approval. See Southern Energy, Inc., Holding Co. Act Release No. 27020 (May 13,
     1999); Entergy Corporation, Holding Co. Act Release No. 26812 (Jan. 6,
     1998); New Century Energies, Holding Co. Act Release No. 26748; National Fuel Gas Company, Holding Co. Act Release No. 26666 (Feb. 12, 1997).

              (8) the formation of financing entities ("Financing Subsidiaries") and the issuance by such entities of securities otherwise authorized to be issued and sold pursuant to this Application/Declaration or pursuant to applicable exemptions under the Act, including intra-system guarantees of such securities and the retention of existing Financing Subsidiaries.

         E. PARAMETERS FOR FINANCING AUTHORIZATION

         Authorization is requested herein to engage in certain financing transactions during the Authorization Period for which the specific terms and conditions are not at this time known, and which may not be covered by Rule 52, without further prior approval by the Commission. The following general terms will be applicable where appropriate to the financing transactions requested to be authorized hereby:

         1. Effective Cost of Money; Security. The effective cost of money on long-term debt borrowings occurring pursuant to the authorizations granted under this Application/Declaration will not exceed the greater of (a) 350 basis points over the comparable term U.S. Treasury securities or (b) a gross spread over U.S. Treasuries that is consistent with similar securities of comparable credit quality and maturities (or perpetual preferred) issued by other companies. The effective cost of money on short-term debt borrowings pursuant to authorizations granted under this Application/Declaration will not exceed the greater of (i) 350 basis points over the comparable term London Interbank Offered Rate ("LIBOR") or (ii) a gross spread over LIBOR that is consistent with similar securities of comparable credit quality and maturities issued by other companies.(33) The dividend rate on any series of Preferred Securities will not exceed the greater of (x) 500 basis points over the yield to maturity of a U.S. Treasury security having a remaining term equal to the term of such series of Preferred Securities or (y) a rate that is consistent with similar securities of comparable credit quality and maturities (or perpetual preferred) issued by other companies.

         Any securities issued under these approvals may be secured by property of the issuer or unsecured.

         2. Maturity of Debt and Final Redemption on Preferred Securities. The maturity of indebtedness will not exceed 50 years. All Preferred Securities (other than perpetual preferred) will be redeemed no later than 50 years after the issuance thereof.

         3. Issuance Expenses. The underwriting fees, commissions or other similar remuneration paid in connection with the non-competitive issue, sale or distribution of a security pursuant to this Application/Declaration (not including any original issue discount) will not exceed 5% of the principal or total amount of the security being issued.

         4. Use of Proceeds. The proceeds from the sale of securities in external financing transactions will be used for general corporate purposes, including:

----------
(33) See Exelon Corporation, supra, Holding Company Act Release No. 27266; The Southern Company, supra, Holding Company Act Release No. 27134.

         - financing the cash and stock portion of the Merger consideration under the Merger Agreement;

         - the financing, in part, of the capital expenditures of FirstEnergy and its Subsidiaries;

         - the financing of working capital requirements of FirstEnergy and its Subsidiaries;

         - the acquisition, retirement or redemption pursuant to Rule 42 of securities previously issued by FirstEnergy or its Subsidiaries; and

         - other lawful purposes, including direct or indirect investment in EWGs, FUCOs, ETCs, Rule 58 Subsidiaries, Energy Related Companies or other businesses approved by the Commission.(34) The Applicants represent that no such financing proceeds will be used to acquire or form a new subsidiary unless such financing is consummated in accordance with an order of the Commission or an available exemption under the Act.

         5. Financial Condition. FirstEnergy and each of the Primary Operating Utilities are financially sound and each have investment grade ratings from major national rating agencies, except as noted below.(35) Information regarding the pro forma capital structure of FirstEnergy is included in Item 3.A.3(a). Further financial information is included in Item 3.F and Item 3.G.

         As described in Item 3.A.3, FirstEnergy's pro forma common equity ratio at the assumed closing date of the Merger will be 29.5%. For this purpose, consolidated capitalization includes common equity, preferred stock, including preferred stock subject to mandatory redemption within one year, and long-term and short-term debt, including current maturities of long-term debt.

         FirstEnergy commits that it will achieve consolidated common equity (as reflected on the balance sheets contained in its most recent 10-K or 10-Q filed with the Commission pursuant to the Securities Exchange Act of 1934 ("1934 Act")) of at least 30% of consolidated capitalization by December 31, 2002 and, at all times thereafter during the Authorization Period, its common equity so determined will be at least 30% of its consolidated capitalization.

         FirstEnergy does not currently have any securities ratings. FirstEnergy will seek ratings to be in effect at or near the time of the Merger. FirstEnergy commits that within nine months following the date of the order in this matter, throughout the Authorization Period it will


----------
(34) FirstEnergy will make additional investments in EWGs and FUCOs during the Authorization Period. Accordingly, Rules 53 and 54 apply to this Application/Declaration. Compliance with these rules is addressed below.

(35) The ratings for FirstEnergy and each of the Primary Operating Utilities is included in Item 3.H.2 below.

maintain at least an investment grade corporate or senior secured debt rating by at least one nationally recognized rating agency.

         Further, each Primary Operating Utility, except Cleveland Electric, currently has a common equity component of total capitalization in excess of 30%. FirstEnergy commits that each Primary Operating Utility, other than Cleveland Electric, will maintain common equity of at least 30% of its capitalization (calculated in the same manner as described above) and at least an investment grade senior secured debt rating by at least one nationally recognized rating agency. Cleveland Electric's common equity ratio was adversely affected by accounting adjustments in the merger with Ohio Edison in 1997. Further, rate making activities led to higher debt levels in the period 1990 to 1996. FirstEnergy commits that Cleveland Electric will achieve a 30% common equity ratio and an investment grade senior secured debt rating by June 30, 2003.

         The consequence of failing to maintain an investment grade rating or common equity of at least 30% of consolidated capitalization when required is that FirstEnergy and its Subsidiaries (or if such failure were only by a Primary Operating Utility, such company) would not be authorized to issue securities in a transaction subject to Commission approval except for securities which would result in an increase in such common equity percentage or restoration of such rating.(36)

         Notwithstanding the commitments described in the next preceding paragraph regarding investment grade ratings and the 30% common equity criteria, FirstEnergy requests that the Commission authorize the continued issuance of securities as described herein through the Authorization Period in circumstances where FirstEnergy is not in compliance with one or more of such requirements. FirstEnergy requests that the Commission reserve jurisdiction over the issuance of securities in those circumstances where FirstEnergy does not comply with either the investment grade ratings or the 30% common equity criteria, pending completion of the record.

         Except as otherwise approved by the Commission pursuant to the request contained in Item 3.H.2, FirstEnergy represents that it also will be in compliance with Commission Rule 53.

         F. DESCRIPTION OF SPECIFIC TYPES OF FINANCING

         1. FirstEnergy External Financing. FirstEnergy requests authorization to obtain funds externally through sales of common stock, Preferred Securities, long-term debt and short-term debt securities. With respect to common stock, FirstEnergy also requests authority to issue common stock to third parties in consideration for the acquisition by FirstEnergy or a Non-Utility Subsidiary of equity or debt securities of a company being acquired pursuant to Rule 58 or Sections 32, 33 or 34 of the Act. In addition, FirstEnergy seeks the flexibility to enter into certain hedging transactions to manage rate risk and for other lawful purposes. Existing outstanding securities and financing arrangements of FirstEnergy are summarized on Exhibit N-1

----------
(36) Securities issuances not subject to Commission approval such as state commission approved utility financing or financings for ETCs would be unaffected. Such issuance would have to otherwise satisfy the conditions of the Commission's order in this case, such as being within the maximum amount of additional financing approved, if applicable.

hereto. FirstEnergy seeks approval to the extent required for these securities and arrangements to remain in place following consummation of the Merger.

         (a) Common Stock. FirstEnergy is authorized under its restated articles of incorporation to issue 300 million shares of common stock ($.10 par value).(37) FirstEnergy will issue not more than 95 million shares of common stock in connection with the Merger.(38) The aggregate amount of additional capitalization obtained by FirstEnergy during the Authorization Period from issuance and sale of common stock (other than for employee benefit plans or stock purchase and dividend reinvestment plans as discussed below and other than shares issued in the Merger), when combined with the long-term debt, short-term debt and Preferred Securities issued and then outstanding, as described in this section, shall not exceed $8.0 billion for the uses set forth in Item 3.E.4. FirstEnergy common stock issued in any of the circumstances described in Item 3.F.1(a)(ii) relating to future acquisitions shall be valued, for purposes of determining compliance with the aggregate financing limitation set out herein, at its market value as of the date of issuance (or if appropriate at the date of a binding contract providing for the issuance thereof).

         (i) General. Subject to the foregoing, FirstEnergy may issue and sell common stock or options, warrants or other stock purchase rights exercisable for common stock. FirstEnergy may also buy back shares of such stock or such options during the Authorization Period in accordance with Rule 42.

         Common stock financings may be effected pursuant to underwriting agreements of a type generally standard in the industry. Public distributions may be pursuant to private negotiation with underwriters, dealers or agents as discussed below or effected through competitive bidding among underwriters. In addition, sales may be made through private placements or other non-public offerings to one or more persons. All such common stock sales will be at rates or prices and under conditions negotiated or based upon, or otherwise determined by, competitive capital markets.

         FirstEnergy may sell common stock covered by this Application/Declaration in any one of the following ways: (i) through underwriters or dealers; (ii) through agents; (iii) directly to a limited number of purchasers or a single purchaser; or (iv) directly to employees (or to trusts established for their benefit), shareholders and others through its employee benefit plans or stock purchase and dividend reinvestment plans. If underwriters are used in the sale of the securities, such securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be offered


----------
(37) Under its articles of incorporation, FirstEnergy is authorized to issue 305 million shares consisting of 300 million shares of common stock and 5 million shares of preferred stock. As of December 31, 2000, FirstEnergy had 224,531,580 shares of common stock outstanding and no shares of preferred stock outstanding. Upon consummation of the Merger, FirstEnergy will be authorized to issue up to 375 million shares of common stock and 5 million shares of preferred stock.

(38) The exact number of shares issued depends on the exact proration of the cash and stock portion of the amount payable in the Merger and assumes all options and restricted stock will be exercised for outstanding shares of GPU and converted to FirstEnergy shares in the Merger. See Item 1.B for a description of the adjustment.

to the public either through underwriting syndicates (which may be represented by a managing underwriter or underwriters designated by FirstEnergy) or directly by one or more underwriters acting alone. The securities may be sold directly by FirstEnergy or through agents designated by FirstEnergy from time to time. If dealers are utilized in the sale of any of the securities, FirstEnergy will sell such securities to the dealers as principals. Any dealer may then resell such securities to the public at varying prices to be determined by such dealer at the time of resale. If common stock is being sold in an underwritten offering, FirstEnergy may grant the underwriters thereof a "green shoe" option permitting the purchase from FirstEnergy at the same price of additional shares then being offered solely for the purpose of covering over-allotments.

         (ii) Future Acquisitions. Under Rule 58 and Sections 32, 33 and 34 of the Act, FirstEnergy is or will be authorized to acquire securities of companies engaged in functionally related businesses, Rule 58 Subsidiaries, EWGs, FUCOs, ETCs and, to the extent approved herein, Energy Related Companies. FirstEnergy may also issue common stock or options, warrants or other stock purchase rights exercisable for common stock in public or privately-negotiated transactions as consideration for the equity securities or assets of other companies, provided that the acquisition of any such equity securities or assets has been authorized in this proceeding or in a separate proceeding or is exempt under the Act or the rules thereunder.(39)

         (b) Rights. Each Right entitles the registered holder of the associated common stock to purchase from FirstEnergy one share of common stock at a price of $70 per share when the Rights become exercisable. The Rights are issued pursuant to the Rights Agreement (the "Rights Agreement") between FirstEnergy and The Bank of New York, as rights agent. The provisions relating to the Rights are described in FirstEnergy's Form 8-K dated December 1, 1997, which is incorporated herein by reference. FirstEnergy seeks approval to implement the Rights Agreement in accordance with its terms. The Commission has approved shareholder rights plans adopted for the purpose of preserving for shareholders the value of their shares in the event of an attempted takeover that the board of directors of its subject company determines is not in the best interests of shareholders.(40)

         (c) Preferred Securities. FirstEnergy seeks to have the flexibility to issue its authorized preferred stock or other types of Preferred Securities (including, without limitation, trust Preferred Securities or monthly income Preferred Securities) directly or indirectly through one or more special-purpose Financing Subsidiaries organized by FirstEnergy specifically for such purpose as described herein. The aggregate amount of additional capitalization obtained by FirstEnergy during the Authorization Period from issuance and sale of Preferred Securities, when combined with the amount of common stock (other than for benefit plans or stock purchase and dividend reinvestment plans and other than shares issued in the


----------
(39) The Commission has previously approved the issuance of common stock as consideration for the acquisition of a new business in an exempt transaction or transaction that has been approved in a separate proceeding. See, e.g., SCANA Corporation, supra, Holding Co. Act Release No. 27137.

(40)  See, e.g., Xcel Energy, Inc., Holding Co. Act Release No. 27413
      (June 5, 2001); NiSource, Inc., Holding Co. Act Release No. 27265
      (Nov. 1, 2000) (existing rights plan of company becoming registered as a result of a merger); GPU, Inc., Holding Co. Act Release No. 26937
      (Nov. 4, 1998).

Merger), short-term debt and long-term debt issued and then outstanding, as described in this section, shall not exceed $8.0 billion for the uses set forth in Item 3.E.4. The proceeds of Preferred Securities would provide an important source of future financing for the operations of and investments in non-utility businesses, which are exempt under the Act or have been approved by the Commission.(41) Preferred stock or other types of Preferred Securities may be issued in one or more series with such rights, preferences and priorities as may be designated in the instrument creating each such series, as determined by FirstEnergy's Board of Directors. Dividends or distributions on Preferred Securities will be made periodically and to the extent funds are legally available for such purpose, but may be made subject to terms which allow the issuer to defer dividend payments for specified periods. Preferred Securities may be convertible or exchangeable into shares of FirstEnergy common stock or indebtedness.

         Preferred Securities may be sold directly through underwriters or dealers in connection with an acquisition in a manner similar to that described for common stock in Item 3.F.1(a).

         (d) Long-Term Debt. The aggregate amount of additional capitalization obtained by FirstEnergy during the Authorization Period from issuance and sale of long-term debt securities, when combined with the common stock (other than for benefit plans or stock purchase and dividend reinvestment plans and other than shares issued in the Merger), short-term debt and Preferred Securities issued and then outstanding, as described in this section, shall not exceed $8.0 billion for the uses set forth in Item 3.E.4. This request includes the debt portion of the Acquisition Financing. Such long-term debt securities would be comprised of bonds, notes, medium-term notes or debentures under one or more indentures (each, the "FirstEnergy Indenture") or long-term indebtedness under agreements with banks or other institutional lenders.

         Any long-term debt security would have such designation, aggregate principal amount, maturity, interest rate(s) or methods of determining the same, terms of payment of interest, redemption provisions, sinking fund terms and other terms and conditions as FirstEnergy may determine at the time of issuance. Any long-term debt (a) may be convertible into any other securities of FirstEnergy, (b) will have maturities ranging from one to 50 years, (c) may be subject to optional and/or mandatory redemption, in whole or in part, at par or at various premiums above the principal amount thereof, (d) may be entitled to mandatory or optional sinking fund provisions, (e) may provide for reset of the coupon pursuant to a remarketing arrangement, (f) may be subject to tender or the obligation of the issuer to repurchase at the election of the holder or upon the occurrence of a specified event, (g) may be called from

----------
(41) Recently, the Commission approved a similar financing application filed by Southern Company in which Southern Company requested approval to issue preferred securities and long-term debt, directly or indirectly through special-purpose financing entities. See The Southern Company, supra, Holding Co. Act Release No. 27134. In that case, the Commission took account of the changing needs of registered holding companies for sources of capital other than common equity and short-term debt brought about primarily by the elimination of restrictions under the Act on investments in various types of non-core businesses (e.g., EWGs, FUCOs, ETCs and businesses allowed by Rule 58). The Commission noted that, without the ability to raise capital in external markets that is appropriate for such investments, registered holding companies would be at a competitive disadvantage to other energy companies that are not subject to regulation under the Act.

existing investors by a third party and (h) may be entitled to the benefit of positive or negative financial or other covenants.

         The maturity dates, interest rates, redemption and sinking fund provisions, tender or repurchase and conversion features, if any, with respect to the long-term securities of a particular series, as well as any associated placement, underwriting or selling agent fees, commissions and discounts, if any, will be established by negotiation or competitive bidding.

         Borrowings from the banks and other financial institutions may be unsecured and pari passu with debt securities issued under the FirstEnergy Indenture and the short-term credit facilities (as described below). Long-term debt may be secured by property of FirstEnergy. Specific terms of any borrowings will be determined by FirstEnergy at the time of issuance and will comply in all regards with the parameters on financing authorization set forth in Item 3.E.

         The request for authorization for FirstEnergy to issue long-term debt securities is consistent with authorization that the Commission has granted to other holding companies.(42)

         In addition to the long-term debt noted above, FirstEnergy expects to assume $300 million of GPU debentures (7.7% Series A, due December 1, 2005) upon consummation of the Merger.

         (e) Short-Term Debt. FirstEnergy requests approval for any short-term debt outstanding or credit facility of GPU existing at the time of the Merger to be assumed by FirstEnergy.

         FirstEnergy seeks authority to issue short-term debt to provide for the reissuance of pre-Merger letters or lines of credit or commercial paper and to provide financing for general corporate purposes, working capital requirements and temporary financing of Subsidiary capital expenditures. The aggregate amount of additional capitalization obtained by FirstEnergy during the Authorization Period from issuance and sale of short-term debt, when combined with common stock (other than for employee benefit plans or stock purchase and dividend reinvestment plans as discussed below and other than shares issued in the Merger), long-term debt, and Preferred Securities issued then outstanding, as described in this section, shall not exceed $8.0 billion for the uses set forth in Item 3.E.4. However, FirstEnergy will limit the amount of short-term debt issued and outstanding at any time pursuant to the authority sought herein plus any short-term debt outstanding at the date of the Merger to $5.0 billion.

         FirstEnergy may also sell commercial paper, from time to time, in established domestic or European commercial paper markets. Such commercial paper would be sold to dealers at the discount rate or the coupon rate per annum prevailing at the date of issuance for commercial


----------
(42)  See Cinergy Corp., Holding Co. Act Release No. 27190 (June 23, 2000);
      The National Grid Group plc, supra, Holding Co. Act Release No. 27154; SCANA Corporation, supra, Holding Co. Act Release No. 27137; The Southern Company, supra, Holding Co. Act Release No. 27134; Dominion Resources, Inc., supra, Holding Co. Act Release No. 27112; Cinergy Corp., Holding Co. Act Release No. 26909 (Aug. 21, 1998) (authorizing the issuance of up to $400 million of unsecured debt securities); Conectiv, Inc., Holding Co. Act Release No. 26921 (Sept. 28, 1998) (authorizing issuance of up to
      $250 million of debentures).

paper of comparable quality and maturities sold to commercial paper dealers generally. It is expected that the dealers acquiring commercial paper from FirstEnergy will reoffer such paper at a discount to corporate, institutional and, with respect to European commercial paper, individual investors. Institutional investors are expected to include commercial banks, insurance companies, pension funds, investment trusts, foundations, colleges and universities and finance companies.

         FirstEnergy may, without counting against the limit set forth above, maintain back-up lines of credit in connection with a commercial paper program in an aggregate amount not to exceed the amount of authorized commercial paper.

         Credit lines may be set up for use by FirstEnergy for general corporate purposes in addition to credit lines to support commercial paper as described in this subsection. FirstEnergy will borrow and repay under such lines of credit, from time to time, as it is deemed appropriate or necessary.

         (f) Total Financing Sought. The aggregate amount of new equity, Preferred Securities, long-term debt and short-term debt financing to be obtained by FirstEnergy during the Authorization Period shall be not more than $8.0 billion, which includes the common stock and debt portions of the Acquisition Financing. FirstEnergy seeks authority to refinance or refund existing securities for the purpose of lowering interest cost, changing from fixed rate to variable rate, refunding short-term debt with long-term debt (including any refinancing of the Acquisition Financing), extending the maturity, altering covenants, changing capitalization ratios or for other proper financial purposes.(43) Such refinancing or refunding of outstanding securities whether such securities were issued before or after the Merger shall not count against the $8.0 billion total new capitalization sought herein. In addition, FirstEnergy shall have the authority to issue guarantees up to $4.0 billion.

         (g) Financing Risk Management Devices.

         (i) Interest Rate Risk. FirstEnergy requests authority to enter into, perform, purchase and sell financial instruments intended to reduce or manage the volatility of interest rates, including but not limited to interest rate swaps, caps, floors, collars and forward agreements or any other similar agreements. Hedges may also include issuance of structured notes (i.e., a debt instrument in which the principal and/or interest payments are indirectly linked to the value of an underlying asset or index), or transactions involving the purchase or sale, including short sales, of U.S. Treasury or Agency (e.g., FNMA) obligations or LIBOR based swap instruments (collectively referred to as "Hedge Instruments"). The transactions would be for fixed periods and stated notional amounts. FirstEnergy would employ interest rate derivatives as a means of prudently managing the risk associated with any of its outstanding debt issued pursuant to this authorization or an applicable exemption by, in effect, synthetically (i) converting variable rate debt to fixed rate debt, (ii) converting fixed rate debt to variable rate debt and (iii) limiting the impact of changes in interest rates resulting from variable rate debt. In


----------
(43) Refunding or refinancing will be subject to the Applicants' commitments regarding the 30% common equity ratio.

no case will the notional principal amount of any interest rate swap exceed the greater of the value of the underlying debt instrument or the present market value of the underlying debt instrument and related interest rate exposure. Transactions will be entered into for a fixed or determinable period. Thus, FirstEnergy will not engage in speculative transactions unassociated with its financing needs and activities. FirstEnergy will only enter into agreements with counterparties ("Approved Counterparties") whose senior debt ratings, as published by a national recognized rating agency, are greater than or equal to "BBB," or an equivalent rating.

         (ii) Anticipatory Hedges. In addition, FirstEnergy requests authorization to enter into interest rate hedging transactions with respect to anticipated debt offerings (the "Anticipatory Hedges"), subject to certain limitations and restrictions. Such Anticipatory Hedges would only be entered into with Approved Counterparties, and would be utilized to fix and/or limit the interest rate risk associated with any new issuance through (i) a forward sale of exchange-traded Hedge Instruments (a "Forward Sale"), (ii) the purchase of put options on Hedge Instruments (a "Put Options Purchase"), (iii) a Put Options Purchase in combination with the sale of call options Hedge Instruments (a "Zero Cost Collar"), (iv) transactions involving the purchase or sale, including short sales, of Hedge Instruments, or (v) some combination of a Forward Sale, Put Options Purchase, Zero Cost Collar and/or other derivative or cash transactions, including, but not limited to, structured notes, caps and collars, appropriate for the Anticipatory Hedges. Anticipatory Hedges may be executed on-exchange ("On-Exchange Trades") with brokers through the opening of futures and/or options positions traded on the Chicago Board of Trade ("CBOT"), the opening of over-the-counter positions with one or more counterparties ("Off-Exchange Trades"), or a combination of On-Exchange Trades and Off-Exchange Trades. FirstEnergy or the appropriate Subsidiary will determine the optimal structure of each Anticipatory Hedge transaction at the time of execution. FirstEnergy or the appropriate Subsidiary may decide to lock in interest rates and/or limit its exposure to interest rate increases.(44)

         (iii) Accounting Standards. FirstEnergy will comply with Statement of Financial Accounting Standards ("SFAS") 80 ("Accounting for Futures Contracts"), SFAS 133 ("Accounting for Derivative Instruments and Hedging Activities"), SFAS 138 ("Accounting for Certain Derivative Instruments and Certain Hedging Activities") or such other standards relating to accounting for derivative transactions as are adopted and implemented by the Financial Accounting Standards Board ("FASB"). The Hedge Instruments and Anticipatory Hedges approved hereunder will qualify for hedge accounting treatment under the current FASB standards in effect and as determined at the date such Hedge Instruments or Anticipatory Hedges are entered into. FirstEnergy also requests authority to enter into Hedge Instruments and Anticipatory Hedges which do not qualify for hedge accounting treatment by the

----------
(44) The proposed terms and conditions of the Hedge Instruments and Anticipatory Hedges are substantially the same as the Commission has approved in other cases. See SCANA Corporation, supra, Holding Co. Act Release No. 27137; New Century Energies, Inc., Holding Co. Act Release No. 27000 (April 7, 1999); Ameren Corp., Holding Co. Act Release No. 27053 (July 23, 1999). FirstEnergy has engaged in Hedge Instruments and Anticipatory Hedges in the past and certain positions may remain unsettled at the consummation of the Merger.

FASB, and requests that the Commission reserve jurisdiction on this request until the record is complete.


         2. Financing Subsidiaries. FirstEnergy and the Subsidiaries request authority to acquire, directly or indirectly, the equity securities of one or more Financing Subsidiaries. Financing Subsidiaries may be corporations, trusts, partnerships or other entities created specifically for the purpose of facilitating the financing of the authorized and exempt activities (including exempt and authorized acquisitions) of FirstEnergy and the Subsidiaries through the issuance of long-term debt, Preferred Securities or equity securities, to third parties and the transfer of the proceeds of such financings to FirstEnergy or such Subsidiaries.(45) FirstEnergy or a Subsidiary may, if required, guarantee or enter into support or expense agreements in respect of the obligations of any such Financing Subsidiaries. Subsidiaries may also provide guarantees and enter into support or expense agreements, if required, on behalf of such entities pursuant to Rules 45(b)(7) and 52, as applicable. Each of the Subsidiaries also requests authorization to enter into an expense agreement with its respective financing entity, pursuant to which it would agree to pay all expenses of such entity. Any amounts issued by such financing entities to third parties pursuant to this authorization will be included in the overall external financing limitation authorized herein for the immediate parent of such financing entity. However, the underlying intra-system mirror debt and parent guarantee shall not be so included.(46)

         3. Assignments, Assumptions or Transfers of Indebtedness. In connection with the corporate restructuring of its Utility Subsidiaries described in this Application/Declaration, FirstEnergy may find it desirable from time to time during the Authorization Period to have one Subsidiary assume the indebtedness of another Subsidiary so as to accurately match liabilities with associated assets. For example, the Utility Subsidiaries may have outstanding obligations relating to pollution control and solid waste disposal facilities which are closely related to the generating facilities which have been or will be transferred to GenCo. Details regarding this request are contained in Item 3.S which discusses other approvals in connection with such restructuring. The Commission has approved the transfer of liabilities from one entity to another in the holding company system to facilitate such corporate restructurings.(47)

----------
(45) One of the special purpose subsidiaries already in existence, such as OES Capital or Centerior Funding, may be used for these purposes as well.

(46) The authorization sought herein with respect to financing entities is substantially the same as that given to: New Century Energies, Inc., supra, Holding Co. Act Release No. 26750; Conectiv, Inc., supra, Holding Co. Act Release No. 26833; Cinergy Corp., Holding Co. Act Release No. 26984 (March 1, 1999); Dominion Resources, Inc., supra, Holding Co. Act Release No. 27112, SCANA Corporation, supra, Holding Co. Act Release No. 27137.

(47)  See Exelon Corporation, supra, Holding Co. Act Release No. 27266.

         4. Utility Subsidiary Financing. Existing outstanding securities and financing arrangements of the existing FirstEnergy Utility Subsidiaries are summarized on Exhibit N-1 hereto.(48) FirstEnergy seeks approval to the extent required for these securities and arrangements to stay in place following the Merger.

         (a) Rule 52 Securities Issuances. Rule 52 provides an exemption from the prior authorization requirements of the Act for most of the issuances and sales of securities by the Utility Subsidiaries because they must be approved by the relevant state public utility commission. In general, all securities issuances of the Utility Subsidiaries must be approved by the applicable state commission except as noted below. Because of the approvals in place or which will be required, none of the Utility Subsidiaries is seeking any further approval from the Commission hereunder for the issuance of securities (except as noted in Item 3.F.4.(b) and (c) below).

         The PUCO regulates the issuance of all securities by public utility companies except for securities with a maturity of less than 12 months in an amount not greater than five percent of the par value of the other stocks, bonds, notes or other evidences of indebtedness of such companies and securities subject to an order of approval under the Act. Ohio Rev. Code ss. 4905.401.

         Ohio Edison, Toledo Edison and Cleveland Electric each have approval from the PUCO to issue short term indebtedness in excess of the five percent basket. Accordingly, Ohio Edison, Toledo Edison and Cleveland Electric will rely on Rule 52(a) for any securities issuance in the future (except as noted in Item 3.F.4(c) below).

         The PPUC regulates all securities issuances other than securities with a maturity of one year or less or having no fixed maturity but payable on demand. 66 Pa. C.S. ss.ss.1901(b)(4) and (5). Penn Power has approval from the PPUC to make short term borrowings from its parent company, Ohio Edison. Accordingly, Penn Power will rely on Rule 52(a) for any securities issuance in the future (except as noted in Item 3.F.4(c) below).

         The NJBPU has jurisdiction over the issuance and sale of securities by public utilities except with respect to indebtedness having a maturity of less than 12 months from the date of issuance. N.J. Stat. Ann.ss.ss.48:3-9.

         The GPU Energy Companies will rely on Rule 52 for all securities issuances except for the issuance of short-term debt which is exempt from approval in the applicable states and therefore is subject to Commission approval under the Act. Each of the GPU Energy Companies has in place approval from the Commission for the issuance of short term debt.(49) FirstEnergy and the GPU Energy Companies request confirmation by the Commission that such approvals

----------
(48) All GPU Subsidiaries' financings have been approved by the Commission or were exempt from Commission approval.

(49) Holding Co. Act Release No. 26544 (June 22, 1999), supplemented by, Holding Co. Act Release No. 27302 (Dec. 15, 2000), Holding Co. Act Release No. 26544 (July 17, 1996) and Holding Co. Act Release No. 26801 (Dec. 22, 1997); Docket 70-7926. York Haven and Waverly Electric will obtain financing through intercompany borrowings from their parent corporations or otherwise through the Utility Money Pool and likely will not engage in third-party financing.

will remain in place following the Merger and to the extent any such approval contemplated a transaction between GPU and a GPU Energy Company, FirstEnergy will succeed to the rights and duties of GPU thereunder.

         Financings obtained by the Utility Subsidiaries pursuant to Rule 52 (or hereunder as requested in Item 3.F.4(b) and (c)) will be used for general corporate purposes and working capital requirements, including contributions to the Utility Money Pool. These financings may be made under instruments in place at the time of the Merger or new agreements. The Utility Subsidiaries may sell commercial paper, from time to time, in established domestic commercial paper markets in a manner similar to FirstEnergy as discussed above also pursuant to Rule 52(a). Such Utility Subsidiaries may maintain back up lines of credit in connection with a commercial paper program in an aggregate amount not to exceed the amount of authorized commercial paper pursuant to state authority.

         Credit lines may be set up for use by the Utility Subsidiaries for general corporate purposes in addition to credit lines to support commercial paper as described in this subsection. The Utility Subsidiaries will borrow and repay under such lines of credit, from time to time, as it is deemed appropriate or necessary. Subject to the limitations described herein, each such Utility Subsidiary may engage in other types of short-term financings as it may deem appropriate in light of its needs and market conditions at the time of issuance.

         (b) Other Financing for ATSI and NONGC. ATSI and NONGC seek approval to issue debt or Preferred Securities on the same terms and conditions as FirstEnergy as described above; provided that the maximum amount of new financing obtained by ATSI and NONGC during the Authorization Period shall not exceed $500 million for ATSI and $200 million for NONGC. Furthermore, any such securities shall be included in determining compliance with the overall financing limitation of $8.0 billion for FirstEnergy.

         (c) Financing Risk Management Devices. To the extent not exempt under Rule 52, the Utility Subsidiaries request authority to enter into, perform, purchase and sell interest rate management devices and Anticipatory Hedges subject to the limitations and requirements applicable to FirstEnergy described in Item 3.F.1(g).

         5. Non-Utility Subsidiary Financings. Existing outstanding securities and financing arrangements of the existing FirstEnergy Non-Utility Subsidiaries are summarized on Exhibit N-1 hereto. FirstEnergy seeks approval to the extent required for these arrangements to remain in place following consummation of the Merger. Certain guarantees in favor of a direct or indirect Non-Utility Subsidiary issued by another Subsidiary may be replaced by FirstEnergy guarantees as described below. In addition, other approvals of the Commission may or will contemplate the formation or retention of other Non-Utility Subsidiaries named therein which do not currently have outstanding debt. It is expected that future financing by all such Non-Utility Subsidiaries will be made pursuant to the terms of Rule 52.

         The Non-Utility Subsidiaries are engaged in and expect to continue to be active in the development and expansion of their existing energy-related or otherwise functionally-related, non-utility businesses. They will be competing with large, well-capitalized companies in different sectors of the energy industry and other industries. In order to quickly and effectively


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



invest in such competitive arenas, it will be necessary for the Non-Utility Subsidiaries to have the ability to engage in financing transactions which are commonly accepted for such types of investments. These financings will include issuance by Non-Utility Subsidiaries of common stock or other equity, Preferred Securities or debt in capital raising transactions and to be used to acquire stock or assets in then existing unaffiliated companies which will become "affiliates" (within the meaning of the Act) or Subsidiaries so long as such acquisitions are consistent with the Non-Utility Subsidiaries' then existing businesses in accordance with Rule 52(b) and Rule 58. The majority of such financings will be exempt from prior Commission authorization pursuant to Rule 52(b).

         In order to be exempt under Rule 52(b), any loans by FirstEnergy to a Non-Utility Subsidiary or by one Non-Utility Subsidiary to another must have interest rates and maturities that are designed to parallel the lending company's effective cost of capital. However, in the limited circumstances where the Non-Utility Subsidiary making the borrowing is not wholly owned by FirstEnergy, directly or indirectly, authority is requested under the Act for FirstEnergy or a Non-Utility Subsidiary, as the case may be, to make such loans to such Subsidiaries at interest rates and maturities designed to provide a return to the lending company of not less than its effective cost of capital.(50) If such loans are made to a Non-Utility Subsidiary, such company will not sell any services to any associate Non-Utility Subsidiary unless such company falls within one of the categories of companies to which goods and services may be sold on a basis other than "at cost" as described in this Application/Declaration. Furthermore, in the event any such loans are made, FirstEnergy will include in the next certificate filed pursuant to Rule 24 in this proceeding substantially the same information as that required on Form U-6B-2 with respect to such transaction.

         6.       Guarantees, Intra-System Advances and Intra-System Money Pool.

         (a) Guarantee and Intra-System Advances. FirstEnergy requests authorization to enter into guarantees, obtain letters of credit, enter into support or expense agreements or otherwise provide credit support with respect to the obligations of its Subsidiaries as may be appropriate or necessary to enable such Subsidiaries to carry on in the ordinary course of their respective businesses in an aggregate principal amount, and to enter into guarantees of non-affiliated third parties(51) obligations in the ordinary course of FirstEnergy's business ("FirstEnergy Guarantees") in an amount, together with Non-Utility Subsidiary Guarantees (defined below), not to exceed $4.0 billion outstanding at any one time (not taking into account obligations exempt pursuant to Rule 45). Excluded from this amount are guarantees and other credit support mechanisms by FirstEnergy and GPU in favor of their respective Subsidiaries which were previously issued as described below. The existing intra-system guarantees and support provided by FirstEnergy and GPU, which are expected to remain in place following the Merger, are as follows:

----------
(50) The Commission has granted similar authority to another registered holding company. See Entergy Corporation, et al., supra, Holding Co. Act Release No. 27039.

(51) Guaranties of third parties' obligations were approved in Exelon Corporation, supra, Holding Co. Act Release No. 27266.

                               EXISTING GUARANTEES

                                                                AMOUNT
FIRST ENERGY                                           (IN MILLIONS OF DOLLARS)
------------                                           ------------------------
FES - Electric Trading                                          214
FES - Gas Trading                                               218
FES - Retail                                                     24
Fuel Marketing                                                   20
Long-Term Supply Contracts                                       40
Facilities Service Group                                         20
FE Ventures                                                       1
Other Credit Enhancements Issued                                 24
AFN Financing Facility (30% Equity Participation)                60
Richland/West Lorain (Lease Obligation for Turbines)            225
      First Energy Total                                        846

GPU                                                               AMOUNT
                                                       (IN MILLIONS OF DOLLARS)
                                                       ------------------------

Tebsa Project                                                    21
GPUI Columbia, Ltd. & International Power Advisors                5
GPU Advance Resources (Energy/Capacity Purchases)                19
Workers Compensation Claims (NJ, PA)                             13
      GPU Total                                                  58
Combined FirstEnergy and GPU Total                              904

         Any such guarantees shall also be subject to the limitations of Rule 53(a)(1) or Rule 58(a)(1), as applicable. FirstEnergy may charge each Subsidiary a fee for each guarantee



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



provided on its behalf that is not more than that obtainable by the beneficiary of the guarantee from third parties.

         Certain of the guarantees referred to above may be in support of the obligations of Subsidiaries which are not capable of exact quantification. In such cases, FirstEnergy will determine the exposure under such guarantee for purposes of measuring compliance with the $4.0 billion limitation by appropriate means including estimation of exposure based on loss experience or projected potential payment amounts. If appropriate, such estimates will be made in accordance with GAAP. Such estimation will be reevaluated periodically.

         FirstEnergy requests that this guarantee authority include the ability to guarantee debt. The debt guaranteed will comply with the parameters for financing authorization set forth in Item 3.E. Any guarantees or other credit support arrangements outstanding at the end of the Authorization Period will continue until expiration or termination in accordance with their terms.

         (b) Non-Utility Subsidiary Guarantees. In addition to guarantees that may be provided by FirstEnergy, the Non-Utility Subsidiaries request authority to provide to other Non-Utility Subsidiaries guarantees and other forms of credit support ("Non-Utility Subsidiary Guarantees"). The Non-Utility Subsidiary Guaranties, together with FirstEnergy Guaranties, will not exceed $4.0 billion outstanding at any one time in an aggregate principal amount, exclusive of any guarantees and other forms of credit support that are exempt pursuant to Rule 45(b) and Rule 52(b), provided, however, that the amount of Non-Utility Guarantees in respect of obligations of any Rule 58 Subsidiaries and Energy Related Companies shall remain subject to the limitations of Rule 58(a)(1). The Non-Utility Subsidiary providing any such credit support may charge its associate company a fee for each guarantee provided on its behalf determined in the same manner as specified above.

         (c) Authorization and Operation of the Money Pools. FirstEnergy and the Utility Subsidiaries hereby request authorization to establish the Utility Money Pool, and the Utility Subsidiaries, to the extent not exempted by Rule 52, also request authorization to make unsecured short-term borrowings from the Utility Money Pool and to contribute surplus funds to the Utility Money Pool and to lend and extend credit to (and acquire promissory notes from) one another through the Utility Money Pool.

         In addition, FirstEnergy and the remaining Subsidiaries, all of which are Non-Utility Subsidiaries, hereby request authorization to establish the Non-Utility Money Pool.(52) The Non-Utility Money Pool activities of all of the Non-Utility Subsidiaries are exempt from the prior approval requirements of the Act under Rule 52. FirstEnergy is requesting authorization to contribute surplus funds and to lend and extend credit to (i) the Utility Subsidiaries through the Utility Money Pool and (ii) the Non-Utility Subsidiaries through the Non-Utility Money Pool.

----------
(52) Initial participants in the Non-Utility Money Pool will be FE Acquisition, FirstEnergy Properties, FirstEnergy Facilities, FE Holdings, FELHC, FirstEnergy Transfer, FENOC, FirstEnergy Solutions, GenCo, FirstEnergy Ventures, MARBEL, CIT, Centerior Service, GPU Capital, GPU Electric, GPUDH, GPU EnerTech, GPU Power, GPUAR, GPU Service, GPU Telcom, GPU Nuclear and MYR.


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



         The Applicants believe that the cost of the proposed borrowings through the two Money Pools will generally be more favorable to the borrowing participants than the comparable cost of external short-term borrowings, and the yield to the participants contributing available funds to the two Money Pools will generally be higher than the typical yield on short-term investments.

         (i) Utility Money Pool. Under the proposed terms of the Utility Money Pool, short-term funds would be available from the following sources for short-term loans to the Utility Subsidiaries from time to time: (1) surplus funds in the treasuries of Utility Money Pool participants other than FirstEnergy; (2) surplus funds in the treasury of FirstEnergy (such funds in clauses (1) and (2) being referred to as "Internal Funds"); and (3) proceeds from bank borrowings by Utility Money Pool participants or the sale of commercial paper by FirstEnergy or the Utility Subsidiaries for loan to the Utility Money Pool (such funds being referred to as "External Funds"). Funds would be made available from such sources in such order as the administrator of the Utility Money Pool (likely ServeCo) may determine would result in a lower cost of borrowing, consistent with the individual borrowing needs and financial standing of the companies providing funds to the pool. The determination of whether a Utility Money Pool participant at any time has surplus funds to lend to the Utility Money Pool or shall lend funds to the Utility Money Pool would be made by such participant's chief financial officer or treasurer, or by a designee thereof, on the basis of cash flow projections and other relevant factors, in such participant's sole discretion. See Exhibit N-2 for a copy of the Form of Utility Money Pool Agreement.

         As discussed in more detail below, a separate Non-Utility Money Pool will be established by FirstEnergy with certain Non-Utility Subsidiary companies of FirstEnergy.(53)

         Utility Money Pool participants that borrow would borrow pro rata from each company that lends, in the proportion that the total amount loaned by each such lending company bears to the total amount then loaned through the Utility Money Pool. On any day when more than one fund source (e.g., if there are External Funds as well as Internal Funds), with different rates of interest, is used to fund loans through the Utility Money Pool, each borrower would borrow pro rata from each such fund source in the Utility Money Pool in the same proportion that the amount of funds provided by that fund source bears to the total amount of short-term funds available to the Utility Money Pool. Amounts borrowed by each Utility Subsidiary from the Utility Money Pool would be limited to amounts authorized by each applicable state commission and exempt pursuant to Rule 52(a) as referred to in Item 3.F.4(a).

         Borrowings from the Utility Money Pool would require authorization by the borrower's chief financial officer or treasurer, or by a designee thereof. No party would be required to effect a borrowing through the Utility Money Pool if it is determined that it could (and had authority to) effect a borrowing at lower cost directly from banks or through the sale of its own commercial paper. No loans through the Utility Money Pool would be made to, and no borrowings through the Utility Money Pool would be made by, FirstEnergy.

----------
(53) Such other subsidiaries consist of each of the Non-Utility Subsidiaries including ServeCo.

         The cost of compensating balances, if any, and fees paid to banks to maintain credit lines and accounts by Utility Money Pool participants lending External Funds to the Utility Money Pool would initially be paid by the participant maintaining such line. A portion of such costs - or all of such costs in the event a Utility Money Pool participant establishes a line of credit solely for purposes of lending any External Funds obtained thereby into the Utility Money Pool - would be retroactively allocated every month to the companies borrowing such External Funds through the Utility Money Pool in proportion to their respective daily outstanding borrowings of such External Funds.

         If only Internal Funds make up the funds available in the Utility Money Pool, the interest rate applicable and payable to or by Subsidiaries for all loans of such Internal Funds will be the greater of the 30-day LIBOR rate as quoted in The Wall Street Journal or the money market rate that a lending Subsidiary could have obtained if it placed its excess cash in such an investment.

         If only External Funds comprise the funds available in the Utility Money Pool, the interest rate applicable to loans of such External Funds would be equal to the lending company's cost for such External Funds (or, if more than one Utility Money Pool participant had made available External Funds on such day, the applicable interest rate would be a composite rate equal to the weighted average of the cost incurred by the respective Utility Money Pool participants for such External Funds).

         In cases where both Internal Funds and External Funds are concurrently borrowed through the Utility Money Pool, the rate applicable to all loans comprised of such "blended" funds would be a composite rate equal to the weighted average of (a) the cost of all Internal Funds contributed by Utility Money Pool participants (as determined pursuant to the second-preceding paragraph above) and (b) the cost of all such External Funds (as determined pursuant to the immediately preceding paragraph above). In circumstances where Internal Funds and External Funds are available for loans through the Utility Money Pool, loans may be made exclusively from Internal Funds or External Funds, rather than from a "blend" of such funds, to the extent it is expected that such loans would result in a lower cost of borrowings.

         Funds not required by the Utility Money Pool to make loans (with the exception of funds required to satisfy the Utility Money Pool's liquidity requirements) would ordinarily be invested in one or more short-term investments, including: (i) interest-bearing accounts with banks; (ii) obligations issued or guaranteed by the U.S. government and/or its agencies and instrumentalities, including obligations under repurchase agreements; (iii) obligations issued or guaranteed by any state or political subdivision thereof, provided that such obligations are rated not less than "A" by a nationally recognized rating agency; (iv) commercial paper rated not less than "A-1" or "P-1" or their equivalent by a nationally recognized rating agency; (v) money market funds; (vi) bank certificates of deposit; (vii) Eurodollar funds; and
(viii) such other investments as are permitted by Section 9(c) of the Act and Rule 40 thereunder.

         The interest income and investment income earned on loans and investments of surplus funds would be allocated among the participants in the Utility Money Pool in accordance with the proportion each participant's contribution of funds bears to the total amount of funds in the Utility Money Pool and the cost of funds provided to the Utility Money Pool by such participant.

         Each applicant receiving a loan through the Utility Money Pool would be required to repay the principal amount of such loan, together with all interest accrued thereon, on demand and in any event not later than one year after the date of such loan. All loans made through the Utility Money Pool may be prepaid by the borrower without premium or penalty.

         (ii) Non-Utility Money Pool. The Non-Utility Money Pool will be operated on the same terms and conditions as the Utility Money Pool, except that FirstEnergy funds made available to the two money pools will be made available to the Utility Money Pool first and thereafter to the Non-Utility Money Pool. No loans through the Non-Utility Money Pool would be made to, and no borrowings through the Non-Utility Money Pool would be made by, FirstEnergy. See Exhibit N-3 for a copy of the form of Non-Utility Money Pool Agreement. All contributions to, and borrowings from, the Non-Utility Money Pool are exempt pursuant to the terms of Rule 52 under the Act, except contributions and extensions of credit by FirstEnergy, authorization for which is hereby requested. Because all borrowings by Non-Utility Subsidiaries and other participation in the Non-Utility Money Pool would be exempt, any future "Subsidiary" not a subsidiary on the date of this Application/Declaration will also be eligible to join the Non-Utility Money Pool.(54)

         (iii) Other Contributions to Money Pool. FirstEnergy and the Utility Subsidiaries may contribute funds to the Utility Money Pool from the issuance of short-term debt as authorized above or pursuant to an exemption under the Act. FirstEnergy may contribute funds from the issuance of short-term debt to the Non-Utility Money Pool and the Non-Utility Subsidiaries may contribute funds from the issuance of short-term debt to the Non-Utility Money Pool.

         (iv) Operation of the Money Pools and Administrative Matters. Operation of the Utility and Non-Utility Money Pools, including record keeping and coordination of loans, will be handled by ServeCo under the authority of the appropriate officers of the participating companies. ServeCo will administer the Utility and Non-Utility Money Pools on an "at cost" basis and will maintain separate records for each money pool. Surplus funds of the Utility Money Pool and the Non-Utility Money Pool may be combined in common short-term investments, but separate records of such funds shall be maintained by ServeCo as administrator of the pools, and interest thereon shall be separately allocated, on a daily basis, to each money pool in accordance with the proportion that the amount of each money pool's surplus funds bears to the total amount of surplus funds available for investment from both money pools.

         (v) Use of Proceeds. Proceeds of any short term borrowings by the Non-Utility Subsidiaries may be used by each such Non-Utility Subsidiary: (i) for the interim financing of its construction and capital expenditure programs;
(ii) for its working capital needs; (iii) for the repayment, redemption or refinancing of its debt and preferred stock; (iv) to meet unexpected contingencies, payment and timing differences, and cash requirements; and (v) to otherwise finance its own business and for other lawful general corporate purposes. The use of

----------
(54)     See footnote 52 supra.

proceeds from the financings would be limited to use in the operations of the respective businesses in which such Non-Utility Subsidiaries are already authorized to engage.(55)

         (d) Intra-System Financing. Generally, FirstEnergy or the lending Subsidiary's loans to, and purchase of capital stock from, such borrowing Subsidiaries will be exempt under Rule 52, and capital contributions and open account advances without interest will be exempt under Rule 45(b). Loans by FirstEnergy or a Non-Utility Subsidiary to a Non-Utility Subsidiary generally will have interest rates and maturity dates that are designed to parallel the lending company's effective cost of capital, in accordance with Rule 52(b). To the extent that any intra-system loans or extensions of credit are not exempt under Rule 45(b) or Rule 52, as applicable, the company making such loan or extending such credit may charge interest at the same effective rate of interest as the daily weighted average effective rate of commercial paper, revolving credit and/or other short-term borrowings of such company, including an allocated share of commitment fees and related expenses. If no such borrowings are outstanding, then the interest rate shall be predicated on the Federal Funds' effective rate of interest as quoted daily by the Federal Reserve Bank of New York. In the limited circumstances where the Non-Utility Subsidiary effecting the borrowing is not wholly owned by FirstEnergy, directly or indirectly, authority is requested under the Act for FirstEnergy or a Non-Utility Subsidiary to make such loans to such Subsidiaries at interest rates and maturities designed to provide a return to the lending company of not less than its effective cost of capital. If such loans are made to a Non-Utility Subsidiary, such Non-Utility Subsidiary will not provide any services to any associate Non-Utility Subsidiary except a company which meets one of the conditions for rendering of services on a basis other than at cost approved by the Commission as requested herein or in any subsequent filing with the Commission. In the event any such loans are made, FirstEnergy will include in the next certificate filed pursuant to Rule 24 substantially the same information as that required on Form U-6B-2 with respect to such transaction.(56)

         (e) Tax Allocation Agreement. FirstEnergy will comply with the requirements of Rule 45(c) regarding tax allocations except that FirstEnergy seeks a variation from Rule 45(c) as described in Item 3K.

         7. Changes in Capital Stock of Majority Owned Subsidiaries. The portion of an individual Subsidiary's aggregate financing to be effected through the sale of stock to FirstEnergy or other immediate parent company during the Authorization Period pursuant to Rule 52 and/or pursuant to an order issued pursuant to this filing cannot be ascertained at this time. It may happen that the proposed sale of capital securities (i.e., common stock or Preferred Stock) may in some cases exceed the then authorized capital stock of such Subsidiary. In addition, the Subsidiary may choose to use capital stock with no par value.

         As needed to accommodate such proposed transactions and to provide for future issues, request is made for authority to change the terms of any 50% or more owned Subsidiary's

----------
(55) The authorization sought herein is substantially the same as that given in recent cases. See SCANA Corporation, supra, Holding Co. Act Release No. 27137; New Century Energies, Inc., supra, Holding Co. Act Release No. 26750, and Conectiv, Inc., supra, Holding Co. Act Release No. 26833.

(56)     See Entergy Corporation, supra, Holding Co. Act Release No. 27039.

authorized capital stock capitalization or other equity interests by an amount deemed appropriate by FirstEnergy or other intermediate parent company. This request for authorization is limited to FirstEnergy's 50% or more owned Subsidiaries and will not affect the aggregate limits or other conditions contained herein. A Subsidiary would be able to change the par value, or change between par value and no-par stock, or change the form of such equity from common stock to limited partnership or limited liability company interests or similar instruments, or from such instruments to common stock, without additional Commission approval. Any such action by a Utility Subsidiary would be subject to and would only be taken upon the receipt of any necessary approvals by the state commission in the state or states where the Utility Subsidiary is incorporated and doing business.(57) FirstEnergy will be subject to all applicable laws regarding the fiduciary duty of fairness of a majority shareholder to minority shareholders in any such 50% or more owned Subsidiary and will undertake to ensure that any change implemented under this paragraph comports with such legal requirements.

         8.       Disposition of Existing GPU Approvals and Pending Requests.

         GPU has several outstanding orders from the Commission granting approvals regarding financing and certain other matters and has certain matters pending. FirstEnergy will assume the existing obligations of GPU to its subsidiaries by operation of law in the Merger. FirstEnergy proposes that these matters be handled as follows:

         - Holding Co. Act Release No. 27104 (Nov. 19, 1999); Docket 70-6903. By orders dated November 16, 1983 (Holding Co. Act Release No. 23121), November 19, 1984 (Holding Co. Act Release No. 23486), July 30, 1985 (Holding Co. Act Release No. 23773), June 27, 1986 (Holding Co. Act Release No. 24138), January 17, 1990 (Holding Co. Act Release No. 25007), and October 24, 1994 (Holding Co. Act Release No. 26149), the Commission authorized JCP&L, to acquire obligations of its electric customers with an aggregate value of up to $15 million. The obligations arise from participation by these customers in the JCP&L Home Energy Loan Program, Solar Water Heating Conversion Program, and Electric Heat Conversion Program ("Programs") and consist of notes evidencing disbursements made by JCP&L to contractors on behalf of its customers in connection with the Programs. In the Orders, the Commission also authorized JCP&L to incur up to $750,000 in administrative and other expenses related to the Programs. The authorization under this Docket 70-6903 is until March 31, 2005. First Energy proposes that this order remain in place unaffected by this Application/ Declaration.


         - Holding Co. Act Release No. 27311 (Dec. 19, 2000); Docket 70-7727. Authorization for GPU to make investments in EWGs and FUCOs including assumption of liabilities and guarantee of securities. FirstEnergy proposes that the authority contained in Holding Co. Act Release No. 27311 be replaced and superceded by the order issued in this Docket 70-9793.

----------
(57) See New Century Energies, Inc., Holding Co. Act Release No. 26750; Conectiv, Inc., supra, Holding Co. Act Release No. 26833; Dominion Resources, Inc., supra, Holding Co. Act Release No. 27112; SCANA Corporation, supra, Holding Co. Act Release No. 27137.

         - Holding Co. Act Release No. 26544 (June 22, 1999) supplemented by Holding Co. Act Release No. 27302 (Dec. 15, 2000) and orders dated July 17, 1996 (Holding Co. Act Release No. 26544) and December 22, 1997 (Holding Co. Act Release No. 26801); Docket 70-7926 -- Authorization for GPU and GPU Subsidiaries to engage in short-term financing. First Energy proposes that the authority contained in these orders in Docket 70-7926 remain in place following the Merger and to the extent any such approval contemplated a transaction between GPU and a GPU Energy Company, FirstEnergy will succeed to the rights and duties of GPU thereunder.

         - Holding Co. Act Release No. 26620 (Dec. 11, 1996); Docket 70-8113. Authorization for GPU to guarantee the non-funded benefits under subsidiary employee benefit plans. First Energy proposes that the authority contained in these orders in Docket 70-8113 be replaced and superceded by the order issued in this Docket 70-9793.

         - Holding Co. Act Release No. 27315 (Dec. 26, 2000); Docket 70-8593. Authorization for GPU to invest in EWGs and FUCOs and related matters. FirstEnergy proposes that the authority contained in Holding Co. Act Release No. 27315 be replaced and superceded by the order issued in this Docket 70-9793.

         - Holding Co. Act Release No. 26496 (March 20, 1996); Docket 70-8793. Authorization for GPUS to borrow up to $40 million under term loan or revolving credit facility and for GPU to guarantee such borrowings. FirstEnergy proposes that the authority for GPUS to borrow contained in Holding Co. Act Release No. 26496 be maintained in place and unaffected by this proceeding and that FirstEnergy be authorized to assume the obligations of GPU under the guarantees in connection therewith (or enter into a new guarantee) on substantially the same terms as is currently in place. FirstEnergy's guarantee may remain in place until February 1, 2006 (the authorized date under Holding Co. Act Release No. 26496) notwithstanding the termination of the Authorization Period in this Docket 70-9793.

         - Holding Co. Act Release No. 27325 (Dec. 28, 2000); Docket 70-8937. Authorization for GPU to guarantee the debt of subsidiaries that engage in brokering and marketing of electricity, natural gas and other energy commodities and invest in the energy commodities business. FirstEnergy proposes that the authority contained in Holding Co. Act Release No. 27325 be replaced and superceded by the order issued in this Docket 70-9793.

         - Holding Co. Act Release No. 26944 (Nov. 24, 1998); Docket 70-9309. Authorization for GPU to enter into reimbursement agreements or guaranties relating to letters of credit regarding workers' compensation insurance. FirstEnergy proposes that the authority contained in Holding Co. Act Release No. 26944 be replaced and superceded by the order issued in this Docket 70-9793 and that FirstEnergy be authorized to assume the obligations of GPU under the reimbursement agreements (or enter into a new reimbursement agreements) on substantially the same terms as is currently in place. FirstEnergy's obligations may remain in place until December 31, 2006 (the authorized date under Holding Co. Act Release No. 26944) notwithstanding the termination of the Authorization Period in this Docket 70-9793.

         - Holding Co. Act Release No. 26988 (March 3, 1999) (notice of filing); Docket 70-9399. Pending request for authorization for preferred trust securities of up to $200


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


million aggregate liquidation value to be issued by special purpose business trust subsidiary of JCP&L. FirstEnergy proposes that Docket 70-9399 will be considered withdrawn and superceded by the authority contained in the order issued in this Docket 70-9793 and upon the closing of the Merger.

         - Holding Co. Act Release No. 27366 (March 28, 2001); Docket 70-9835. Authorization for GPU to guarantee up to $50 million of obligations of its subsidiary MYR Group, Inc. On November 28, 2000, MYR entered into a new Credit Agreement ("New Credit Agreement"), with Bank One, NA ("Bank One") as administrative agent and as the initial lender. The New Credit Agreement permits borrowings by MYR from time to time in an aggregate amount not to exceed $50 million outstanding at any one time. FirstEnergy proposes that the authority contained in Holding Co. Act Release No. 27366 be replaced and superceded by the order issued in this Docket 70-9793 and that FirstEnergy be authorized to assume the obligations of GPU under the guarantee in connection with the New Credit Agreement (or enter into a new guarantee) on substantially the same terms as are currently in place. FirstEnergy's guarantee may remain in place until the expiration of the New Credit Agreement (November 1, 2003) notwithstanding the termination of the Authorization Period in this Docket 70-9793.

         - Docket 70-9885. Pending request by JCP&L for authority to issue up to $420 million of transition bonds securitizing the Oyster Creek-related stranded costs. FirstEnergy proposes that this Docket remain unaffected by the Merger and that any approvals granted in that Docket be in addition to the requests made in this Docket 70-9793.

         G. PAYMENT OF DIVIDENDS OUT OF CAPITAL OR UNEARNED SURPLUS BY GPU UTILITY SUBSIDIARIES AND FIRSTENERGY

         1. Request for Authority to Pay Dividends. Section 12 of the 1935 Act, and Rule 46 thereunder, generally prohibit the payment of dividends out of "capital or unearned surplus" except pursuant to an order of the Commission. The legislative history explains that this provision was intended to "prevent the milking of operating companies in the interest of the controlling holding company groups."(58) In determining whether to permit a registered holding company to pay dividends out of capital surplus, as discussed in the 1991 case involving Eastern Utilities Associates ("EUA"), the Commission considers various factors, including (i) the asset value of the company in relation to its capitalization; (ii) the company's prior earnings; (iii) the company's current earnings in relation to the proposed dividend and (iv) the company's projected cash position after payment of a dividend.(59) In recent cases, the Commission has determined that holding company systems may continue to pay dividends although retained earnings have been reduced or eliminated because of write-offs associated with state utility

----------
(58) S. Rep. No. 621, 74th Cong., 1st Sess. 34 (1935); compare Section 305(a) of the FPA.

(59) See Eastern Utilities Associates, Holding Co. Act Release No. 25330 (June 13, 1991), and cases cited therein. Further, the payment of the dividend must be "appropriate in the public interest." Id. (citing Commonwealth & Southern Corporation, 13 S.E.C. 489, 492 (1943)).

regulation restructuring legislation or because of application of GAAP to a merger involving two previously unaffiliated companies.(60)

         Because of the accounting for the Merger under GAAP, FirstEnergy will have on a pro forma basis unusual reductions in retained earnings which may make it difficult in some cases to continue to pay dividends at historical levels without such dividends being paid from paid-in-capital. Application of GAAP will result in an elimination of retained earnings at the GPU Subsidiaries. Further, such elimination will have the effect of limiting the amount of retained earnings at FirstEnergy available for dividends.

         Accordingly, FirstEnergy requests authority to pay dividends out of additional paid-in-capital up to the amount of $155 million, representing the total amount of dividends out of capital from the GPU Subsidiaries requested below. FirstEnergy's primary source of income and cash flow will be the earnings and cash flow of its subsidiary companies, including the GPU Utility Subsidiaries, and FirstEnergy's retained earnings will reflect the retained earnings of its Subsidiaries. In addition, FirstEnergy requests authority for the GPU Utility Subsidiaries to pay dividends out of additional paid-in capital up to the following amounts(61):

($ in millions)                                                             REQUESTED AMOUNT
                                          RETAINED EARNINGS AT                OF DIVIDENDS
GPU UTILITY SUBSIDIARY                     DECEMBER 31, 2000                 OUT OF CAPITAL
----------------------                     -----------------               ------------------
JCP&L.................................            795                              100
Met-Ed................................             71                               25
Penelec...............................             44                               25
York Haven............................             15                                5

         2. Reasons for Reductions in Retained Earnings. Upon the consummation of the Merger, the retained earnings of FirstEnergy will consist of only its retained earnings as the acquiring company for accounting purposes. Further, none of the GPU Utility Subsidiaries will have any retained earnings available for declaration of common stock dividends at the time of the Merger because of the application of the purchase method of accounting to the Merger.

----------
(60) See, e.g., Exelon Corporation, supra, Holding Co. Act Release No. 27266; National Grid USA, Holding Co. Act Release No. 27166 (April 14,
         2000) ("push down" accounting eliminates retained earnings of acquired company); The National Grid Group plc, supra, Holding Co. Act Release No. 27154 ("capitalization ratio is not the true measure of [holding company's] financial strength"); Northeast Utilities, supra, Holding Co. Act Release No. 27147 (restructuring legislation, asset divestitures and securitization resulted in EWG investments in excess of 50% of retained earnings and necessity to paying dividends out of capital); SCANA Corporation, supra, Holding Co. Act Release No. 27137 (application of "push down" accounting eliminated retained earnings of acquired company); Conectiv, Inc., Holding Co. Act Release No. 27126 (Jan. 28, 2000) (charges to retained earnings resulting from un-recovered stranded costs).

(61) Notwithstanding this request, the GPU Utility Subsidiaries are subject to the provisions of their mortgage indentures generally restricting the payment of dividends other than out of earned surplus. To the extent these provisions are amended or eliminated (by refinancing or otherwise), then the authority sought herein will be effective.

         In purchase accounting, the total value of the acquisition, which must be assigned to GPU's assets, is the total consideration to be paid for GPU, plus the fair value of all liabilities assumed in the acquisition. Generally, goodwill is the residual balance of the total value remaining after fair values have been assigned to all of GPU's identifiable assets (both tangible and non-goodwill intangible assets). Accordingly, the excess of the purchase consideration over the fair market value of the acquired assets of GPU will be identified as goodwill under GAAP.

         As a result of the application of the purchase method of accounting to the Merger, the current retained earnings of the GPU Subsidiaries will be recharacterized as additional paid-in-capital. In addition, the Merger will give rise to a substantial level of goodwill, the difference between the aggregate fair values of all identifiable tangible and intangible (non-goodwill) assets on the one hand, and the total consideration to be paid by FirstEnergy for GPU for accounting purposes and the fair value of the liabilities assumed, on the other. In accordance with the Commission's Staff Accounting Bulletin No. 54, Topic 5J ("Staff Accounting Bulletin"), the goodwill will be "pushed down" to the GPU Subsidiaries, and the difference between the purchase price allocated to the GPU Subsidiaries and the par values, if any, of their outstanding common stock will be reflected as additional paid-in-capital on the GPU Subsidiaries' financial statements. The effect of these purchase accounting adjustments will be to leave the GPU Subsidiaries with no retained earnings, from which dividends are normally declared, but, nevertheless, a balance sheet showing a significant equity level.(62)

         As indicated in the Staff Accounting Bulletin, registrants that have substantially all (generally defined as in excess of 95%) of their common stock acquired by a third party, in a business combination accounted for under the purchase method, should reflect the push-down of goodwill in the registrant's post-acquisition financial statements. For any post-acquisition reporting of the consolidated FirstEnergy and GPU Subsidiary financial statements, push-down accounting will be reflected in those statements and the full amount of goodwill associated with the GPU acquisition will be reflected.

         As a result of the application of purchase accounting, the common equity of the GPU Subsidiaries will be adjusted as follows:

                  - Common stock: Will continue to reflect the par value of the common stock issued.

                  - Paid-in-capital: Will reflect a value consistent with the purchase price minus the par value recorded in the common stock line.

                  -  Retained earnings: Will be reset to zero.

         The resulting common shareholders' equity will equal the total consideration paid for the entity.


----------
(62) See National Grid USA, supra, Holding Co. Act Release No. 27166 ("push down" accounting eliminates retained earnings of acquired company); SCANA Corporation, supra, Holding Co. Act Release No. 27137 (application of "push down" accounting eliminated retained earnings of acquired company).

         Based on financial information through December 31, 2000 and preliminary estimates of the purchase price allocation, the application of these accounting principles to the Merger would result in the following adjustments to GPU Utility Subsidiaries' books:

                                      JCP&L
                                 (in thousands)

                                                                                 ADJUSTMENTS
                                                                      ---------------------------------
                                                                                                                    PRO FORMA
                                                  BALANCE AS OF                                                 BALANCE AS OF
                                                  DEC. 31, 2000                  (1)                (2)         DEC. 31, 2000
                                                  -------------       --------------       ------------         -------------
Common stock & paid-in-capital                    $     664,482       $    (664,482)       $  2,002,507          $  2,002,507
Retained Earnings                                       794,786            (794,786)                  -                     -
Accumulated other
Comprehensive income (loss)                                 (8)                    8                  -                     -
                                                  -------------       --------------       ------------          ------------
Total common stockholder's equity                 $  1,459,260        $   (1,459,260)      $  2,002,507          $  2,002,507

                                     MET-ED
                                 (in thousands)

                                                                                 ADJUSTMENTS
                                                                      ---------------------------------
                                                                                                                    PRO FORMA
                                                  BALANCE AS OF                                                 BALANCE AS OF
                                                  DEC. 31, 2000                  (1)                (2)         DEC. 31, 2000
                                                  -------------       --------------       ------------          ------------
Common stock & paid-in-capital                    $     466,473       $    (466,473)        $   736,930           $    736,930
Retained Earnings                                        70,476             (70,476)                  -                      -
Accumulated other
Comprehensive income (loss)                                  64                 (64)                  -                      -
                                                  -------------       --------------       ------------          ------------
Total common stockholder's equity                 $     537,013       $     537,013)        $   736,930           $    736,930



                                     PENELEC
                                 (in thousands)

                                                                                 ADJUSTMENTS
                                                                      ---------------------------------
                                                                                                                    PRO FORMA
                                                  BALANCE AS OF                                                 BALANCE AS OF
                                                  DEC. 31, 2000                  (1)                (2)         DEC. 31, 2000
                                                  -------------       --------------       ------------          ------------
Common stock & paid-in-capital                    $     426,299       $    (426,299)       $    644,746          $    644,746
Retained Earnings                                        43,515             (43,515)                  -                     -
Accumulated other
comprehensive income (loss)                                  23                 (23)                  -                     -
                                                  -------------       --------------       ------------          ------------
Total common stockholder's equity                 $     469,837       $    (469,837)       $    644,746          $    644,746

                                   YORK HAVEN
                                 (in thousands)

                                                                                 ADJUSTMENTS
                                                                      ---------------------------------
                                                                                                                     PRO FORMA
                                                  BALANCE AS OF                                                  BALANCE AS OF
                                                  DEC. 31, 2000                  (1)                 (2)         DEC. 31, 2000
                                                  -------------       --------------       ------------          -------------
Common stock & paid-in-capital                    $       6,023       $      (6,023)       $     28,471          $      28,471
Retained Earnings                                        14,724             (14,724)                  -                      -
Accumulated other
comprehensive income (loss)                                   -                   -                   -                      -
                                                  -------------       --------------       ------------          -------------
Total common stockholder's equity                 $      20,747       $     (20,747)       $     28,471          $      28,471


                                WAVERLY ELECTRIC
                                 (in thousands)

                                                                                 ADJUSTMENTS
                                                                      ---------------------------------
                                                                                                                     PRO FORMA
                                                  BALANCE AS OF                                                  BALANCE AS OF
                                                  DEC. 31, 2000                  (1)                 (2)         DEC. 31, 2000
                                                  -------------       --------------       ------------          -------------
Common stock & paid-in-capital                    $          15       $         (15)       $         21          $          21
Retained Earnings                                             -                   -                   -                      -
Accumulated other
comprehensive income (loss)                                   -                   -                   -                      -
                                                  -------------       --------------       ------------          -------------
Total common stockholder's equity                 $          15       $         (15)       $         21          $          21

ADJUSTMENT 1 - Elimination of pre-merger common stockholder's equity as of December 31, 2000.

ADJUSTMENT 2 - Allocation of purchase price based on assumptions as of December 31, 2000.

         The goodwill created in connection with the Merger must be amortized in accordance with GAAP in effect as of the date of this filing. This amortization would cause non-cash deductions from income before the determination of net income and earnings which would result in decreases to retained earnings. Because of the additional charge caused by this amortization, it will be more difficult for GPU Subsidiaries to sustain earnings corresponding to their historical levels. However, given the anticipated payout ratio for both the GPU Utility Subsidiaries and the FirstEnergy Utility Subsidiaries (i.e., the percentage of earnings paid as dividends), FirstEnergy believes that the Subsidiaries will be able to pay dividends, which will allow FirstEnergy to pay its anticipated common stock dividend.(63)

         3. Standards for Approval of Request. In support of its request, FirstEnergy asserts that each of the standards of Section 12(c) of the 1935 Act enunciated in the EUA case are satisfied:

         - After the Merger, and giving effect to the Acquisition Financing and the push-down of goodwill, FirstEnergy's pro forma common equity, as a percentage of total capitalization, will be 29.5%, if the Merger had been consummated on September 30, 2001, consistent with the levels of common equity capitalization that the Commission has authorized for other registered holding company systems.(64) FirstEnergy's commitment to maintain its consolidated capitalization at or above 30% common equity should result in a capital structure consistent with industry norms.


----------
(63)  Compare National Grid USA, supra, Holding Co. Act Release No. 27166.

(64) The Commission has approved merger and financing requests when the resulting holding company or certain utility subsidiaries would have common equity ratios below 30% but where the company projected and committed that it would achieve a 30% ratio within a specified time period. See Exelon Corporation, supra, Holding Co. Act Release No. 27266.

         - The pro forma December 31, 2000 capital structures of the Utility Subsidiaries, assuming the Merger took place on that date, are as follows:

                                                COMMON          SHORT-TERM          LONG-TERM          PREFERRED
COMPANY                                         EQUITY             DEBT                 DEBT              STOCK
Ohio Edison..............................        52.6%              4.1%                40.0%              3.3%
Cleveland Electric.......................        26.7               0.7                 66.0               6.6
Toledo Edison............................        33.6               2.3                 52.4              11.7
Penn Power...............................        39.7                --                 50.2              10.1
JCP&L....................................        60.4               0.9                 33.0               5.7
Met-Ed...................................        53.4               3.3                 36.0               7.3
Penelec..................................        48.9               4.2                 39.3               7.6
York Haven...............................       100                  --                    -                 -
Waverly Electric.........................       100                  --                    -                 -



         - The Utility Subsidiaries each have a favorable history of prior earnings and each has a long record of dividend payments. In recent years, net income (loss) and common dividends and preferred dividends of each subsidiary have been:


($ in millions)

                                       1996            1997              1998              1999              2000
                                  -------------    -------------    --------------     -------------     --------------
                                   NET     DIV.     NET     DIV.     NET      DIV.      NET      DIV.     NET      DIV.
SUBSIDIARY                         INC.    PAID     INC.    PAID     INC.     PAID      INC.     PAID     INC.     PAID
                                  -----   -----    -----   -----    -----    -----     -----   -----     -----    -----
FirstEnergy...................    $ 303   $ 216    $ 306   $ 217    $ 411    $ 339     $ 568   $ 341     $ 599    $ 334
Ohio Edison...................      315     229      293     229      271      309       298     358       336      404
Cleveland Electric............      117     200     (210)    159      165      108       194     236       203      105
Toledo Edison.................       57      17     (143)     21      107       63       100     124       137       83
Penn Power....................       41      26       31      26        9       26        13      91        23        9
JCP&L.........................      156     148      212     161      222      205       172     344*      211      137
Met-Ed........................       69      61       94      80       51       85        95     315*       82       25
Penelec.......................       70      42       95      61       40       66       153     460*       39       55
York Haven....................        1       -        1       -        1        -         2       -         2        -

         * Dividends paid in this period reflect the dividends paid to GPU in connection with the sale of generating assets by the utility companies.

         - The Applicants anticipate that the Utility Subsidiaries' cash flow after the Merger will not differ significantly from their pre-Merger cash flow and that earnings should remain stable post-Merger (even with the amortization of goodwill that would be necessary as a result of the Merger). Based on FirstEnergy's historic dividend payout ratio(65) and expected post-Merger payout ratios which are expected to remain consistent with FirstEnergy's experience, FirstEnergy believes its post-Merger earnings will be sufficient to pay FirstEnergy's expected annual dividend of $1.50 per share while retaining


----------
(65) FirstEnergy's dividend payout ratio has been as follows: 1998, 77%; 1999, 60%; and 2000, 56%.

                  significant amounts of earnings to fund future growth in FirstEnergy's business and provide additional equity cushion against future unforeseen events.

         - The projected cash position of FirstEnergy and the Utility Subsidiaries after the Merger will be adequate to meet their obligations and FirstEnergy's obligations, and each Utility Subsidiary expects to have adequate cash to pay dividends in the amounts currently contemplated. See Exhibit K-6. The annual dividend requirement of FirstEnergy, assuming a dividend of $1.50 per share and the number of shares of common stock which will be outstanding following the Merger, is $444 million. FirstEnergy is expected to have free cash flow (cash from operations less capital expenditures and preferred dividends) well in excess of the anticipated common stock dividend level.

         - The proposed dividend payments are in the public interest. The Utility Subsidiaries are in sound financial condition as indicated by their credit ratings.(66) The expectations of continued strong credit ratings by the Utility Subsidiaries should allow them and FirstEnergy to continue to access the capital markets to finance operations and growth. Further, FirstEnergy expects to have an investment grade rating following the Merger. In addition, the dividend payments are consistent with investor interest. Dividends typically comprise a significant part of shareholder total return for utility stocks, and a decrease in the rate of dividend or the elimination of dividends could have an adverse effect on FirstEnergy's common stock price.

         H.       Rule 53 and Rule 54 Analysis.

         1. Rule 53 Requirements. Rule 53 provides that, if each of the conditions of paragraph (a) thereof is met, and none of the conditions of paragraph (b) thereof is applicable, the Commission may not make a finding that the issuance or sale of a security by a registered holding company for the purposes of financing the acquisition of an EWG, or the guarantee of a security of an EWG by a registered holding company, is not reasonably adapted to the earning power of such company or to the security structure of the companies in the holding company system, or that the circumstances are such as to constitute the making of such guarantee an improper risk for the company. Generally, paragraph (a) limits the aggregate amount invested in EWGs and FUCOs to not more than 50% of the holding company's consolidated retained earnings. Paragraph (b) relates to certain events of bankruptcy and recent significant declines in the amount of consolidated retained earnings.

         At March 31, 2001, the consolidated amount of GPU's aggregate investment in EWGs and FUCOs as that term is defined in Rule 53 was $1,846,598,000.(67) At that date, FirstEnergy's


----------
(66)  See the chart showing applicable ratings in Item 3.H.2.

(67) The definition of aggregate investment in EWGs and FUCOs includes all amounts invested, or committed to be invested, in EWGs and FUCOs for which there is recourse, directly or indirectly, to FirstEnergy. The only existing EWG investment by FirstEnergy is in GenCo, which is operating, but does not yet own, FirstEnergy's aggregate investment in EWGs was $354,831,392. FirstEnergy's only EWG investment is in GenCo and it has no investments in FUCOs.(68)

         At December 31, 2000, the actual consolidated retained earnings of FirstEnergy, as defined,(69) was $1.1 billion.(70) Consequently, FirstEnergy post-Merger will not satisfy the safe harbor requirement of Rule 53(a). As outlined in this Application/Declaration, however, FirstEnergy is seeking authority to use the proceeds of financings authorized herein to acquire additional investments in EWGs and/or FUCOs up to an aggregate investment of $5 billion (which will include the $2,201,429,392 amount currently invested by FirstEnergy and GPU). For the reasons outlined below, FirstEnergy seeks authority to apply the proceeds of financings authorized herein to the acquisition of additional investments in EWGs and FUCOs so long as its aggregate investment in EWGs and FUCOs (as that term is defined in Rule 53) does not exceed $5 billion (the "Modified Rule 53 Test").(71) FirstEnergy will finance the activities of EWGs and FUCOs on a basis that is non-recourse to FirstEnergy to the extent that such financing would be the most cost effective means of funding such activities and otherwise comport with FirstEnergy's overall corporate goals.

         2. FirstEnergy's Compliance with Rule 53 Requirements. Giving effect to the proposals contained herein, FirstEnergy will satisfy all of the conditions of Rule 53(a) except for clause (1) thereof, which requires that the aggregate at risk investment of the registered holding company in EWGs and FUCOs not exceed 50% of the holding company system's consolidated retained earnings.(72) None of the conditions specified in Rule 53(b) is, or are expected to be, applicable.(73) FirstEnergy will demonstrate below why complying with its

----------
         existing generating units. GPU has authority from the Commission to invest up to 100% of its retained earnings in EWGs and FUCOs. See GPU, Inc., Holding Co. Act Release No. 26779 (Nov. 17, 1997). Descriptions of GPU's current EWGs and FUCOs can be found it its filings made with the Commission.

(68) FirstEnergy's investment in GenCo relates to certain combustion turbine generating units it owns. While GenCo operates FirstEnergy's fossil and nuclear generating stations, it does not own those facilities. FirstEnergy's investment in GenCo will increase substantially when the fossil and nuclear generating stations are eventually transferred to GenCo. See Item 1.A.2(e) above and Item 3.S below.

(69) Pro forma consolidated retained earnings is the average of reported consolidated retained earnings over the four quarters ended December 31, 2000.

(70) Under GAAP, the retained earnings of GPU will not be carried forward to the consolidated FirstEnergy so there will be no change to the FirstEnergy retained earnings as a result of the Merger.

(71) For this purpose, retained earnings would be calculated in accordance with GAAP and would not include amounts relating to charges as discussed above in connection with the payment of dividends out of paid-in capital.

(72) The other requirements of Rule 53(a) provide (1) that the holding company keep certain books and records relating to EWGs and FUCOs in accordance with GAAP; (2) limitations on the number of employees of a domestic public utility company in the holding company system who may provide services for the EWGs and FUCOs; and (3) for the holding company to make certain filings. FirstEnergy undertakes to comply with the foregoing requirements.

(73) Rule 53(b) makes the safe harbor unavailable if: (1) the holding company or certain subsidiaries have been in bankruptcy; (2) the holding company's consolidated retained earnings have declined more than 10% from the prior year measured as provided in the rule; or (3) the holding company has reported operating losses related to its EWG or FUCO investments.

proposed Modified Rule 53 Test will not result in any adverse consequences to FirstEnergy, its Utility Subsidiaries or FirstEnergy's investors.

         As described in Item 3.G.2, because of the accounting for the Merger under GAAP, FirstEnergy will have, on a pro forma basis, unusual reductions in retained earnings. The Commission has considered, in determining to approve investments in EWGs in excess of the Rule 53 limit, similar situations where previously significant amounts of retained earnings were eliminated because of extraordinary events.(74) Most importantly, as noted above, FirstEnergy will be a financially sound holding company with significant equity. The Commission has recognized in similar circumstances that investments in EWGs and FUCOs in excess of the limitations imposed under Rule 53 would not result in a substantial adverse impact on the financial integrity of the registered holding company system.(75)

         Rule 53(c) states that, in connection with a proposal to issue and sell securities to finance an investment in an EWG, or to guarantee the securities of an EWG, a registered holding company that is unable to satisfy, among other provisions, the provision that such investments may not exceed 50% of consolidated retained earnings, must "affirmatively demonstrate" that such proposal:

         - will not have a substantial adverse impact upon the financial integrity of the registered holding company system; and

         - will not have an adverse impact on any utility subsidiary of the registered holding company, or its customers, or on the ability of State commissions to protect such subsidiary or customers.

         The Commission has considered the "no substantial adverse impact" in two types of circumstances: (1) where a holding company has not satisfied the safe harbor because of extraordinary circumstances; and (2) where a holding company has sought to increase its aggregate investment beyond the 50% of consolidated retained earnings safe harbor.

         The Commission has dealt with several cases recently where a holding company system's consolidated retained earnings were reduced because of changes brought about by state utility law restructuring or deregulation.(76) Write-offs reducing retained earnings have been caused by unrecovered stranded costs, disposition of generating assets, the purchase accounting required in certain mergers and other factors. The Commission has recognized that these are extraordinary

----------
(74)     Conectiv, Inc., Holding Co. Act Release No. 27111 (Dec. 14, 1999).

(75)     See Northeast Utilities, Holding Co. Act Release No. 27148 (March 7,
         2000); Conectiv, Inc., supra, Holding Co. Act Release No. 27111 (write-offs resulting from de-regulation legislation and previous merger eliminating acquired company's retained earnings). See also Cinergy Corp., supra, Holding Co. Act Release No. 27190.

(76) See Northeast Utilities, supra, Holding Co. Act Release No. 27148; Northeast Utilities, Holding Co. Act Release No. 27147 (March 7, 2000) (restructuring legislation, asset divestitures and securitization resulted in EWG investments in excess of 50% of retained earnings and necessity to paying dividends out of paid-in capital); Conectiv, Inc., Holding Co. Act Release No. 27126 (Jan. 28, 2000) (charges to retained earnings resulting from unrecovered stranded costs).

events and, while retained earnings have been reduced, the changes causing such reduction have not adversely affected the fundamental financial strength of the holding company system.

         The second major area where the Commission has performed an analysis of the requirements of Rule 53(c) is with respect to applications/declarations filed by a number of the registered holding companies seeking authority to increase their aggregate investment in EWGs and FUCOs to 100% of consolidated retained earnings.(77) In these 100% Cases, and in the situations of reduced retained earnings caused by extraordinary situations, the Commission has examined various factors indicating that non-compliance with the Rule 53(a) safe harbor should not prevent Commission approval of additional financing for EWGs and FUCOs.

         There have been significant changes to the electric utility industry in recent years. One profound change has been the divestiture by many traditional vertically integrated utilities of their generation assets. Generation is developing as a viable business which may, but need not be, associated with transmission and distribution companies. The generation business plays a key role in FirstEnergy's business strategy. FirstEnergy wishes to have the flexibility to acquire additional generation resources in the United States as they become available. Further, FirstEnergy has plans to develop additional "greenfield" generation which will add to the nation's energy supply and enhance competition in generation markets. These factors suggest that the Commission should not be constrained by the very conservative approach taken in Rule 53. The Commission should not adopt a policy that will hamper the continued development of a competitive market for electric generation and the resulting benefits to consumers.

         In the U.S., competition and restructuring are redefining the utility industry. Many utilities are "reinventing" themselves--from being vertically integrated, operating entirely on a local or regional basis, deriving substantially all earnings from regulated, monopoly sales. These utilities are restructuring their businesses, including through asset sales (whether voluntarily or as a result of state or other regulatory mandates), pursuing mergers and acquisitions, including "convergence" gas/electric transactions, and diversifying into non-traditional businesses, such as wholesale energy marketing and foreign utility acquisitions. To compete effectively in this new environment, FirstEnergy must have the opportunity to build scale and scope in these non-traditional "nonutility" businesses which are now not only commonplace, but integral and vital. One of the most significant industry dynamics is the growing divestiture of generating assets in the U.S. by traditional electric utilities, in many cases under legislative or regulatory mandates. Since 1997, U.S. investor-owned electric utilities have sold approximately 70 gigawatts ("GW") of generating assets. The combination of these completed sales, together with pending sales transactions at December 31, 1999, cover 24% of the total installed generation capacity owned

----------
(77)     See The Southern Company, Holding Co. Act Release No. 26501 (April 1,
         1996); Central and South West Corporation, Holding Co. Act Release No. 26653 (Jan. 24, 1997); GPU, Inc., supra, Holding Co. Act Release No. 26779; Cinergy, Inc., Holding Co. Act Release No. 26848 (March 23,
         1998); American Electric Power Company, Inc., Holding Co. Act Release No. 26864 (April 27, 1998); New Century Energies, Inc., Holding Co. Act Release No. 26982 (Feb. 26, 1999); Cinergy Corp., supra, Holding Co. Act Release No. 27190 (aggregate limit in EWGs and FUCOs of $1.58 billion consisting of its current investment of $580 million plus $1 billion additional); Exelon Corporation, supra, Holding Co. Act Release No. 27266 (aggregate investment of $4 billion); KeySpan Corporation, Holding Co. Act Release No. 27272 (Nov. 8, 2000) (collectively, the "100% Orders").

by U.S. investor-owned electric utilities at December 31, 1997. If transfers or proposed transfers to unregulated affiliates are also included, the total rises to 31.6%.(78)

         The limitation of Rule 53, covering investments in both U.S. wholesale generating facilities and foreign utility assets, would prevent FirstEnergy from actively participating as a buyer or bidder in even one of these markets, much less both. The reason is the large investments required to close major transactions, as compared to the investment capacity available under Rule 53. The capability to bid on the full range of available opportunities in both markets, including especially the larger, more significant transactions, is vital to FirstEnergy's growth strategies, just as it is for FirstEnergy's competitors. To effectively participate in the restructured utility industry, FirstEnergy needs to compete on an equal footing with other participants. Some competitors are not subject to the limitations of the Act; others are subject to the Act but have authority to invest in EWGs and FUCOs in amounts in excess of the Rule 53 limitation.

         Additional investments in EWGs and FUCOs and financing for such purposes will not have a "substantial adverse impact" on the financial integrity of the FirstEnergy System. The lack of any "substantial adverse impact" on FirstEnergy's financial integrity can be demonstrated in several ways:

         - The investment in EWGs has a history of positive impact on GPU's operating results.

         - Actual average retained earnings at December 31, 2000 are $1.1 billion, a substantial amount. Further, FirstEnergy's retained earnings are expected to increase steadily during the Authorization Period.(79)

         - On a pro forma basis, FirstEnergy's financial condition and anticipated financial performance will be within the range found acceptable by the Commission in other cases as demonstrated below.

         - FirstEnergy has a detailed procedure for identifying and mitigating the risks of these investments. See Exhibit N-6.

         - Each of the Utility Subsidiaries is expected to be able to provide for its capital needs through the Authorization Period through internally generated funds and other anticipated sources including their own debt or Preferred Securities financing and do not expect to rely on FirstEnergy for additional funding during the Authorization Period.

----------
(78) Edison Electric Institute, "Divestiture Action & Analysis," January 2000 Issue.

(79)     See the 100% Orders cited at footnote 77.

         The following paragraphs provide data analyzing the impact of the investments in EWGs and FUCOs on the FirstEnergy system in light of the tests developed by the Staff in the course of adopting the 100% Orders. These tests involve an analysis of:

         Ratios of EWG/FUCO investment to:

                  -        Consolidated capitalization

                  -        Consolidated net utility plant

                  -        Total consolidated assets

                  -        Market value of outstanding stock

                  -        Growth in consolidated retained earnings

                  -        Stock price to earnings ratio

                  -        Market to book ratio

                  -        Dividend payout ratio

                  -        Capitalization ratios

         Capitalization Ratios. FirstEnergy's proposed $5 billion aggregate investment in EWGs would represent a reasonable commitment of FirstEnergy capital for a company the size of FirstEnergy, based on various pro forma financial ratios at December 31, 2000. For example, investments of this amount would be equal to only approximately:

                  - 25.0% of FirstEnergy's total consolidated capitalization ($20 billion);

                  - 35.7% of consolidated net utility plant ($14 billion);

                  -        12.8% of total consolidated assets ($39 billion); and

                  - 58.8% of the pro forma market value of FirstEnergy's outstanding common stock ($8.5 billion).(80)

----------
(80) The market value of FirstEnergy common stock is calculated using an assumed value of $28 per share times the number of shares of FirstEnergy common stock expected to be outstanding following the merger (224,531,580 shares outstanding at December 31, 2000 plus an assumed 80,000,000 shares issued in the Merger). The closing price of FirstEnergy on May 2, 2001 was $30.00. GPU's closing price on that date was $33.88. Data for other companies taken from public filings. Market value for National Grid estimated based on $38.125 per share at October 7, 1999, as reported from New York Stock Exchange data.

         The table below illustrates that FirstEnergy's exposure to EWG/FUCO investments will be comparable to the companies who received the 100% Orders. The percentage applicable to FirstEnergy is well below the average of the 100% Orders based on total assets.

         Investments in EWGs and FUCOs as a percentage of:

                                                CONSOLIDATED          CONSOLIDATED        CONSOLIDATED     MARKET VALUE OF
COMPANY                                        CAPITALIZATION       NET UTILITY PLANT     TOTAL ASSETS       COMMON STOCK
The Southern Company.................                16.3                  15.4               11.0                20.4
Central and South West...............                23.0                  23.0               14.0                31.0
GPU                                                  24.9                  34.2               19.4                49.8
Cinergy, Inc.........................                16.0                  16.0               11.0                19.0
AEP                                                  16.0                  13.8                9.8                18.5
Entergy Corp.........................                18.6                  17.4               11.7                43.8
New Century Energies, Inc............                13.7                  11.8                9.1                12.5
National Grid(81)....................                46.6                   N/A               33.0                 7.8
Cinergy 2000(82).....................                24.3                  24.6               16.5                47.9
Exelon 2000(83)......................                18.9                  23.3               11.1                28.2
KeySpan(84)..........................                16.6                  20.9               11.5                29.2
AVERAGE..............................                21.4                  20.0               14.4                28.0
                                                     ----                  ----               ----                ----
FIRSTENERGY
    $5 BILLION.......................                25.0                  35.7               12.8                58.8
                                                     ----                  ----               ----                ----

         A Commission order relating to investments in EWGs and FUCOs that is particularly relevant is the order involving GPU.(85) In that case, the aggregate investment in EWGs and FUCOs represented:

                  -        24.9% of GPU's consolidated capitalization;

                  -        34.2% of GPU's consolidated net utility plant;

                  -        19.4% of GPU's consolidated assets; and

                  -        49.8% of the market value of GPU's outstanding stock.

         Applying the same percentages to FirstEnergy's pro forma financial amounts to calculate an equivalent aggregate investment for FirstEnergy produces the following:

                  - 24.9% of FirstEnergy's consolidated capitalization ($20 billion) equals $5 billion;

----------
(81)     The National Grid Group plc, supra, Holding Co. Act Release No. 27154.

(82) Cinergy Corp., supra, Holding Co. Act Release No. 27190 (aggregate limit in EWGs and FUCOs of $1.58 billion consisting of its current investment of $580 million plus $1 billion additional).

(83)     Exelon Corporation, supra, Holding Company Act Release No. 27266.

(84)     KeySpan Corporation, supra, Holding Co. Act Release No. 27272.

(85)     GPU, Inc., supra, Holding Co. Act Release No. 26779.

                  - 34.2% of its consolidated net utility plant ($14 billion) equals $5 billion;

                  - 12.8% of its consolidated assets ($39 billion) equals $5 billion; and

                  - 49.8% of the market value of outstanding stock ($8.5 billion) equals $4 billion.

         Applying the average percentages found on the table above to FirstEnergy's pro forma financial amounts to calculate an equivalent aggregate investment for FirstEnergy produces the following:

                  - 21.4% of FirstEnergy's consolidated capitalization ($ 20 billion) equals $4.3 billion;

                  - 20.0% of its consolidated net utility plant ($14 billion) equals $2.8 billion;

                  - 14.4% of its consolidated assets ($39 billion) equals $5.6 billion; and

                  - 38.0% of the market value of outstanding stock ($8.5 billion) equals $3 billion.

         These comparisons clearly show that FirstEnergy's immediate request for an aggregate limitation on EWG and FUCO investments of $5 billion is well within existing precedent and in particular represents exactly the amount that would have been approved for GPU based on its recent order assuming GPU had already been merged with FirstEnergy to produce the pro forma figures shown above.

         Consolidated Retained Earnings Growth. As shown in the table below, FirstEnergy has had solid growth in net income and earnings per share in the past two years and GPU had solid growth in 1999 over 1998. GPU's net income and earnings declined in 2000 because of the loss associated with the sale of its Australian electric transmission business.

                                                                FIRSTENERGY                               GPU
                                                     --------------------------------      ---------------------------------
                                                     1999 OVER 1998    2000 OVER 1999      1999 OVER 1998     2000 OVER 1999
                                                     --------------    --------------      --------------     --------------
Net income growth (decline)%....................         28.8%(86)         5.4%                 19.0%             (49.1)%
Earnings per share growth (decline)%............         28.2%             7.6%                 20.8%(87)         (47.5)%

         Share Price to Earnings Ratio. The financial strength anticipated for FirstEnergy is reflected in the current Price/Earnings ("P/E") ratios of FirstEnergy and GPU. FirstEnergy's P/E ratio for 2000 was 11.7 and GPU's was 19.2, compared to the average for utilities in the Standard & Poor's ("S&P") Electric Utility Index of 12.54 as of May 1, 2001.

----------
(86)     Before extraordinary item in 1998.

(87)     Before extraordinary item in 1998.

         Market to Book Ratio. FirstEnergy's market to book ratio is currently 1.32, based on a pro forma book value of $22.89 per share as of December 31, 2000 and a market price of $30.30 per share as of April 30, 2001. This compares to the average of utilities in the S&P Electric Utility Index of 2.02 as of May 1, 2001.

         Dividend Payout Ratio. FirstEnergy's payout ratio for 2000 was 56%. GPU's payout ratio for 2000 was 113%. FirstEnergy expects its post-Merger payout ratio will be consistent with or lower than its historic ratio. The FirstEnergy payout ratio is below the industry average for utilities in its region of 66.02%, reflecting FirstEnergy's response to increasing competition and other challenges facing the industry.(88) A payout ratio at this level will enable FirstEnergy to build its equity base to support future growth.

         Credit Ratings. The credit ratings from major nationally recognized rating agencies for FirstEnergy and the Utility Subsidiaries are set out the in the table below. The credit ratings as of April 2001 from S&P, Moody's and FitchIBCA are as follows:

         The credit ratings for FirstEnergy and the Utility Subsidiaries as of April 2001 from S&P, Moody's and FitchIBCA are as follows:

COMPANY AND TYPE OF RATING                         S&P         MOODY'S      FITCH
--------------------------                         ---         -------      -----
FirstEnergy                                        NR            NR          NR
Ohio Edison
     -   Secured                                   BB-          Baa1        BBB+
     -   Unsecured                                 BB-          Baa2         NR
     -   Preferred Stock                           B+           baa2        BBB-
     -   Commercial Paper                          NR            NR          NR
Cleveland Electric
     -   Secured                                   BB+          Baa3        BBB-
     -   Unsecured                                 BB-           Ba1         NR
     -   Preferred Stock                           B+            ba1         BB
     -   Commercial Paper                          NR            NR          NR
Toledo Edison
     -   Secured                                   BB+          Baa3        BBB-
     -   Unsecured                                 BB-           Ba1         BB
     -   Preferred Stock                           B+            ba1         BB
     -   Commercial Paper                          NR            NR          NR
Penn Power
     -   Secured                                   BB+          Baa1        BBB+
     -   Unsecured                                 BB-          Baa2         NR
     -   Preferred Stock                           B+           Baa2         BBB
     -   Commercial Paper                          NR            NR          NR

----------
(88) Dividend Fundamentals By Sector, Elect. Util (Central), Leonard N. Stern School of Business, New York University, January 2001 (available at http://www.stern.nyu.edu/~adamodar/New_Home_Page/datafile/divfund.htm).

COMPANY AND TYPE OF RATING                         S&P         MOODY'S      FITCH
--------------------------                         ---         -------      -----
JCP&L
     -   Secured                                    A+          A2           A
     -   Unsecured                                   A          NR          NR
     -   Preferred Stock                           BBB+         a3          A-
     -   Commercial Paper                           A1          P-1         F1
Met-Ed
     -   Secured                                    A+          A2           A
     -   Unsecured                                   A          NR          NR
     -   Preferred Stock                           BBB+         a3          A-
     -   Commercial Paper                           A1          P-1         F-1
Penelec
     -   Secured                                    A+          A2           A
     -   Unsecured                                   A          A2           A
     -   Preferred Stock                           BBB+         a3          A-
     -   Commercial Paper                           A1          P-1         F1

"NR" means not rated.

         Rule 53(b) Factors. With respect to the relevant financial benchmarks specifically contemplated by Rule 53(b), none is applicable:

                  - There has been no bankruptcy of FirstEnergy or any of its associate companies or of GPU or any of its associate companies (Rule 53(b)(1));

                  - Pro forma average consolidated retained earnings for the four most recent quarterly periods have not decreased by more than 10% from the average for the preceding four quarterly periods (Rule 53(b)(2)); and

                  - In the previous fiscal year, neither FirstEnergy nor GPU reported operating losses attributable to its direct or indirect investments in EWGs and FUCOs that exceeded an amount equal to 5% of their consolidated retained earnings (Rule 53(b)(3)).

         FirstEnergy undertakes to notify the Commission by filing a post-effective amendment in this proceeding in the event that any of the circumstances described in Rule 53(b) arise during the Authorization Period.

         Impact of Investments in EWGs and FUCOs on Utility Subsidiaries. FirstEnergy's request in this Application/Declaration to authorize the existing and proposed investments in EWGs and FUCOs will not have an "adverse impact" on either any Utility Subsidiary or their respective customers, or on the ability of the relevant state commission to protect such Utility Subsidiaries or such customers.

         This conclusion is supported by: (i) the insulation of the Utility Subsidiaries and their customers from potential direct adverse effects of FirstEnergy's investments in EWGs and FUCOs; (ii) the effects of utility regulation restructuring in Ohio, Pennsylvania and New Jersey, including the retail rate caps and rate freezes imposed on the Utility Subsidiaries and the opening of the energy supply business to retail customer choice; (iii) the Utility Subsidiaries' current financial health (subject to timely and sufficient rate treatment); and (iv) the proven effectiveness of state commission oversight over the Utility Subsidiaries.

         Insulation from Risk. All of FirstEnergy's investments in EWGs and FUCOs are, and in the future will remain, segregated from the Utility Subsidiaries. Any losses that may be incurred by such EWGs and FUCOs would have no effect on the rates of the Utility Subsidiaries, even after the rate caps and rate freezes now in effect expire. FirstEnergy represents that it will not seek recovery through higher rates from the utility customers of any Utility Subsidiary in order to compensate FirstEnergy for any possible losses that it or any Subsidiary may sustain on the investment in EWGs or FUCOs or for any inadequate returns on such investments.

         Moreover, to the extent that there may be indirect impacts on any Utility Subsidiary from FirstEnergy's EWG and FUCO investments through effects on FirstEnergy's capital costs, the applicable state commissions have broad discretion to set the cost of capital for the utility subject to their jurisdiction by a variety of accepted means and are free to exclude any adverse impacts due to EWGs and FUCOs. Therefore, the state commissions have the authority and the mechanisms to prevent any adverse effects on the cost of capital due to investments in EWGs and FUCOs from being passed on to utility customers. No Utility Subsidiary will pledge any of its assets to support EWGs or FUCOs.

         FirstEnergy will comply with the requirements of Rule 53(a)(3) regarding the limitation on the use of employees of the Utility Subsidiaries in connection with providing services to EWGs and FUCOs. No Utility Subsidiary will increase staffing levels to support the operations of any EWG or FUCO. Development of new EWG or FUCO projects will be conducted through a Non-Utility Subsidiary.

         Finally, FirstEnergy will comply with the other conditions of Rule 53(a) providing specific protections to customers of the Utility Subsidiaries and their state commissions in particular, the requirements of Rule 53(a)(2) regarding the preparation and making available of books and records and financial reports regarding EWGs and FUCOs, and the requirements of Rule 53(a)(4) regarding filing of copies of applications and reports with other regulatory commissions.

         Financial Health of Utility Subsidiaries. As indicated earlier in this Application/Declaration, retained earnings of the GPU Utility Subsidiaries will be eliminated at the time the Merger is consummated due to the push-down accounting for the Merger. Nevertheless, the Utility Subsidiaries are financially strong companies with stable earnings and cash flows. Each Utility Subsidiary has investment grade ratings by the major nationally recognized rating agencies. The capitalization ratios at December 31, 2000 were as shown in
Item 3.G.3.

         FirstEnergy's current and proposed investments in EWGs and FUCOs will not have any negative impact on the Utility Subsidiaries' ability to fund operations and growth. Current projections indicate that each Utility Subsidiary will continue to fund operations and construction expenditures primarily from internal sources of cash and credit facilities. Moreover, there is ongoing evidence that each Utility Subsidiary can access capital markets as needed, although its ability to issue debt and preferred equity securities in the future depends upon earnings coverages and market factors at the time such securities are issued and timely and sufficient rate treatment.(89)

         Adequacy of State Commission Oversight. The Utility Subsidiaries are subject to the jurisdiction of the PUCO, PPUC, NJBPU, and the NYPSC (collectively, the "State Commissions"). The State Commissions are able to protect utility customers within their respective states. Importantly, the rates now paid by retail customers in New Jersey, Ohio and Pennsylvania may not be increased for several years in accordance with state utility regulation restructuring legislation and State Commission actions except in limited circumstances and with State Commission approval. Pursuant to legislation in New Jersey, Ohio and Pennsylvania, the State Commissions are actively encouraging competition in the industry. The State Commissions each have considerable authority to regulate transactions between the Utility Subsidiaries and their affiliates to ensure that customers of the utility are not harmed by such transactions. For these reasons, the State Commissions will have adequate authority to protect the Utility Subsidiaries' customers from any adverse effect associated with FirstEnergy's existing and proposed investments in EWGs and FUCOs.

         FirstEnergy expects to request a "state letter" from the PUCO, the PPUC and the NJBPU seeking their conclusion that each commission has the authority and resources to protect ratepayers subject to its jurisdiction and that it intends to exercise such authority in light of FirstEnergy's current and potential additional investment in EWGs and FUCOs as contemplated by this application.

         Accordingly, FirstEnergy asks the Commission to grant it an exception to the requirements of Rule 53(a)(1) in connection with the proposed financing for the purpose of additional investments in EWGs and FUCOs subject to the limitation that FirstEnergy's aggregate investment in EWGs and FUCOs will not exceed $5 billion during the Authorization Period.

         3. FirstEnergy Rule 53 Undertakings. FirstEnergy hereby undertakes to file a report with the Commission within 60 days after the end of the first three calendar quarters each year beginning with the first quarter ending at least 45 days following the date of the Commission's order in this proceeding and 90 days after the end of the last calendar quarter, providing as of the level of the applicable quarter (unless otherwise stated below):

                  - A computation in accordance with Rule 53(a) setting forth FirstEnergy's "aggregate investment" in all EWGs and FUCOs, its "consolidated retained earnings," and a calculation of the amount remaining under the Modified Rule 53 Test as then in effect;

                  - A breakdown showing FirstEnergy's aggregate investment in each individual EWG/FUCO project covered by the Modified Rule 53 Test;

----------
(89) NONGC, Waverly Electric and York Haven will continue to obtain capital from their parents, MARBEL, Penelec and Met-Ed, respectively, as they have in the past.

                  - Consolidated capitalization ratio of FirstEnergy as of the end of that quarter, with consolidated debt to include all short-term debt and non-recourse debt of all EWGs and FUCOs;

                  - The market-to-book ratio of FirstEnergy's common stock;

                  - Identification of any new EWG/FUCO project covered by the Modified Rule 53 Test in which FirstEnergy has invested or committed to invest during the preceding quarter;

                  - Analysis of the growth in consolidated retained earnings which segregates total earnings growth of EWGs and FUCOs from that attributable to other Subsidiaries of FirstEnergy; and

                  - A statement of revenues and net income for each EWG and FUCO for the 12 months ending as of the end of that quarter.

         4. Rule 54 Analysis. Rule 54 promulgated under the Act states that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an EWG or FUCO, or other transactions by such registered holding company or its Subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO upon the registered holding company system if Rules 53(a), (b) and (c) are satisfied. FirstEnergy does not currently own any FUCOs. As described above in detail, FirstEnergy will not be in compliance with all of the provisions of Rule 53 safe harbor. FirstEnergy believes that, for the reasons set out above, the Commission should approve additional financing for the purpose of making additional investments in EWGs and FUCOs up to the Modified Rule 53 Limitation. For those same reasons, FirstEnergy urges the Commission to make no adverse findings under Rule 54 in connection with the financing approval sought herein for other purposes.

         I.       DIVIDEND REINVESTMENT PLAN

         Following the Merger, FirstEnergy will continue its current dividend reinvestment plan, the dividend reinvestment plan of GPU will be terminated and its participants will be eligible to become participants in the FirstEnergy plan ("FirstEnergy DRP").

         FirstEnergy proposes, from time to time during the Authorization Period, to issue and/or acquire in open market transactions or by some other method which complies with applicable law and Commission interpretations then in effect up to 30 million shares of FirstEnergy common stock under the FirstEnergy DRP and the employee stock-based plans described below.(90)

----------
(90) The open market acquisitions for purposes of this plan will be made pursuant to Rule 42 and to the extent used in the FirstEnergy DRP or for such benefit plans will not count against the authorization to issue up to 30 million additional shares.

         J.       EMPLOYEE STOCK-BASED PLANS

         FirstEnergy proposes, from time to time during the Authorization Period, to issue and/or acquire in open market transactions or by some other method which complies with applicable law and Commission interpretations then in effect up to 30 million shares of FirstEnergy common stock under the FirstEnergy DRP and the employee stock-based plans described below.(91)

         After the Merger, FirstEnergy will continue to have several employee and director stock-based plans. These include an Executive and Director Incentive Compensation Plan, an Executive Deferred Compensation Plan, a Deferred Plan for Directors, two employee Savings Plans and two plans that were assumed by FirstEnergy in connection with the merger between Ohio Edison and Centerior Energy Corporation that resulted in the formation of FirstEnergy. Under the Executive and Director Incentive Compensation Plan employees can receive stock options, stock appreciation rights, restricted stock, performance shares and/or cash awards and directors can receive stock options and restricted stock. Under the Executive Deferred Compensation Plan and the Deferred Plan for Directors, participants may elect to defer part of their salary or incentive awards, or fees in the case of directors, into a deferred cash or stock account. Under the two Savings Plans, money that goes into the Plans, including company matching contributions, may be allocated to the purchase of FirstEnergy stock. Under the two Centerior Plans no further awards can be made; existing options, however, may be exercised until February 26, 2007 and deferred incentive awards may be paid out until March 31, 2002.

         In addition, as a result of the Merger, FirstEnergy will assume certain obligations of GPU under GPU related stock option and incentive plans. FirstEnergy's obligation in this regard is set forth in Section 2.02(h) of the Merger Agreement to which reference is made for a more detailed description.

         The total number of shares awarded or issued from the plans referred to above in 2000, and average for 1998 through 2000, was as follows:

COMPANY(92)                                                              TOTAL 2000     AVERAGE 1998-2000
---------                                                                ----------     -----------------
FIRSTENERGY
     -   Stock options granted.......................                     3,011,284           1,670,878
     -   Shares issued on exercise of options........                         5,609              14,584
     -   Shares issued for other awards..............                       279,605             129,000
GPU
     -   Stock options granted.......................                       700,600             375,603
     -   Shares issued on exercise of options........                             0               2,117
     -   Shares issued for other awards..............                        64,250              65,450

----------
(91) The open market acquisitions for purposes of these plans will be made pursuant to Rule 42.

(92) In the case of shares issued pursuant to plans, the number excludes shares acquired in the open market or treasury shares used to satisfy the award or option.

         K.       TAX ALLOCATION AGREEMENT

         The Applicants ask the Commission to approve the Tax Allocation Agreement. Approval is necessary because the Tax Allocation Agreement provides for the retention by FirstEnergy of certain tax benefits related to the incurrence of indebtedness by FirstEnergy rather than the allocation of such benefits to Subsidiaries as would otherwise be required by Rule 45(c)(5).

         Provisions in a tax allocation agreement between a registered holding company and its Subsidiaries must comply with Section 12 of the Act and Rule 45 thereunder. Rule 45(a) of the Act generally prohibits any registered holding company or subsidiary company from, directly or indirectly, lending or in any manner extending its credit to or indemnifying, or making any donation or capital contribution to, any company in the same holding company system, except pursuant to a Commission order. Rule 45(c) provides that no approval is required for a tax allocation agreement between eligible associate companies in a registered holding company system that "provides for allocation among such associate companies of the liabilities and benefits arising from such consolidated tax return for each tax year in a manner not inconsistent with" the conditions of the rule. Of interest here, Rule 45(c)(5) provides that:

                  The agreement may, instead of excluding members as provided in paragraph (c)(4), include all members of the group in the tax allocation, recognizing negative corporate taxable income or a negative corporate tax, according to the allocation method chosen. An agreement under this paragraph shall provide that those associate companies with a positive allocation will pay the amount allocated and those subsidiary companies with a negative allocation will receive current payment of their corporate tax credits. The agreement shall provide a method for apportioning such payments, and for carrying over uncompensated benefits, if the consolidated loss is too large to be used in full. Such method may assign priorities to specified kinds of benefits.

         Under the rule, only "subsidiary companies," as opposed to "associate companies," which includes the holding company in a holding company system, are entitled to be paid for corporate tax credits. However, if a tax allocation agreement does not fully comply with the provisions of Rule 45(c), it may nonetheless be approved by the Commission under Section 12(b) and Rule 45(a).

         In connection with the 1981 amendments to Rule 45, the Commission explained that the distinction between associate companies, on the one hand, and subsidiary companies, on the other, represented a policy decision to preclude the holding company from sharing in consolidated return savings. The Commission noted that exploitation of utility companies by holding companies through the misallocation of consolidated tax return benefits was among the abuses examined in the investigations underlying the enactment of the 1935 Act. Holding Co. Act Release No. 21968 (March 25, 1981) (citing Sen. Doc. 92, Part 72A, 70th Congress, 1st Sess. at 477-482)). It must be noted, however, that the result in Rule 45(c)(5) is not dictated by the statute and, as the Commission has recognized, there is discretion on the part of the agency to approve tax allocation agreements that do not, by their terms, comply with Rule 45(c) - so long as the policies and provisions of the Act are otherwise satisfied.


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         The Tax Allocation Agreement will be submitted to the State Commissions for approval to the extent required under applicable state law.

         The Applicants request that the Commission reserve jurisdiction over approval of the Tax Allocation Agreement pending completion of the record. The Applicants will file the form of a Tax Allocation Agreement among FirstEnergy and the Subsidiaries as Exhibit N-4 with a post-effective amendment hereto.

         L. PAYMENT OF DIVIDENDS BY NON-UTILITY SUBSIDIARIES OUT OF CAPITAL AND UNEARNED SURPLUS

         FirstEnergy also proposes, on behalf of Non-Utility Holding Company and every direct or indirect Non-Utility Subsidiary, that such companies be permitted to pay dividends with respect to the securities of such companies, from time to time, through the Authorization Period, out of capital and unearned surplus (including revaluation reserve), to the extent permitted under applicable corporate law.

         M.       INVESTMENT IN NON-UTILITY SUBSIDIARIES

         First Energy seeks approvals to engage in certain activities described in this Item 3.M relating to EWGs, FUCOs, ETCs, Rule 58 Subsidiaries and Energy Related Companies (collectively, "Exempt Subsidiaries") and make additional investments in other Non-Utility Subsidiaries approved by the Commission as requested in this Item 3.M (collectively, "Non-Exempt Subsidiaries").

         1. Development Activities. In connection with existing and future non-utility businesses, FirstEnergy will engage directly or through Subsidiaries in preliminary development activities ("Development Activities") and administrative and management activities ("Administrative Activities") associated with such investments. In addition, through the other specific approvals sought herein, FirstEnergy seeks to maximize its flexibility in forming new companies in order to facilitate future acquisitions and financings, to simplify the overall management and coordination of the operations of such companies, and to insulate the Utility Subsidiaries from risks and liabilities that may be associated with Exempt Subsidiaries, Rule 58 Subsidiaries, Energy Related Companies and other Non-Utility Subsidiaries.

         Development Activities will be limited to: due diligence and design review; market studies; preliminary engineering; site inspection; preparation of bid proposals, including, in connection therewith, posting of bid bonds; application for required permits and/or regulatory approvals; acquisition of site options and options on other necessary rights; negotiation and execution of contractual commitments with owners of existing facilities, equipment vendors, construction firms, power purchasers, thermal "hosts," fuel suppliers and other project contractors; negotiation of financing commitments with lenders and other third-party investors; and such other preliminary activities as may be required in connection with the purchase, acquisition or construction of facilities or the securities of other companies. FirstEnergy proposes to expend directly or through Subsidiaries up to $300 million in the aggregate


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outstanding at any time during the Authorization Period on all such Development
Activities.(93) Administrative Activities will include ongoing personnel, accounting, engineering, legal, financial and other support activities necessary to manage Development Activities and investments in Subsidiaries.

         2. Activities Related to Exempt Subsidiaries and Energy-Related Companies. In the future, FirstEnergy would make additional investments in Non-Utility Holding Company or in Non-Utility Subsidiaries pursuant to Rules 52 and 45(b) in the form of purchases of common stock and other securities, capital contributions, loans or open account advances, or any combination of the foregoing. FirstEnergy would utilize the proceeds of financings authorized hereunder or in a separate proceeding, as well as internal sources of cash, in order to make additional investments in Non-Utility Holding Company or other Non-Utility Subsidiaries, so that those companies may make additional investments, also pursuant to Rules 52 and 45(b), in Exempt Subsidiaries.

         In addition, FirstEnergy may from time to time provide guarantees and other forms of credit support on behalf of Non-Utility Holding Company, or other direct and indirect Subsidiaries, subject to the financing limitations set forth herein. Further, the aggregate amount of the proceeds of securities and guarantees issued by FirstEnergy for the purpose of funding any direct or indirect investment in an EWG or FUCO would not, when added to FirstEnergy's "aggregate investment" (as defined in Rule 53(a)(1)) in all such companies, exceed the Rule 53 limitation then in effect for FirstEnergy.

         Direct or indirect investments by FirstEnergy in Rule 58 Subsidiaries and Energy Related Companies would be subject to the limitations of Rule 58.(94)

         It is also contemplated that Non-Utility Holding Company and Non-Utility Subsidiaries will, in turn, issue securities from time to time pursuant to the exemption provided such utility under Rule 52 to investors other than FirstEnergy for the purpose of financing their respective operations, including future acquisitions of Exempt Subsidiaries, Rule 58 Subsidiaries, Energy Related Companies and other Non-Exempt Subsidiaries.

         3. Acquisition of Non-Exempt Subsidiaries. In addition to acquiring and holding the securities of Exempt Subsidiaries in transactions that are exempt pursuant to Section 32, 33 or 34, as applicable, or Rule 58 Subsidiaries, in transactions intended to be exempt pursuant to Rule 58, and Energy Related Companies, FirstEnergy requests authority through the Authorization Period to organize and acquire, directly or indirectly, the equity securities of one or more "Intermediate Subsidiaries" as defined in the following section.

----------
(93) Amounts expended in the development of projects leading to an investment in an Exempt Subsidiary will not count against the limitation on expenditures for Development Activities. Amounts will be restored to the authorized Development Activities amount when a Subsidiary for which such amounts were expended becomes an Exempt Subsidiary.

(94) These investments as of the date hereof are described in Item 1.A above. To the extent approved by the Commission, Energy Related Companies will not be subject to the "U.S. only" restriction of Rule 58.



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         4.       Description of Intermediate Subsidiaries.

         FirstEnergy proposes to acquire directly or indirectly the securities of one or more corporations, trusts, partnerships, limited liability companies or other entities (collectively, "Intermediate Subsidiaries"), which would be organized exclusively for the purpose of acquiring, holding and/or financing the acquisition of the securities of or other interest in one or more Exempt Subsidiaries, Rule 58 Subsidiaries, Energy Related Companies or other Non-Exempt Subsidiaries, provided that Intermediate Subsidiaries may also engage in Development Activities and Administrative Activities. To the extent such transactions are not exempt from the Act or otherwise authorized or permitted by rule, regulation or order of the Commission issued thereunder, FirstEnergy requests authority for Intermediate Subsidiaries to engage in the activities described herein.

         There are several legal and business reasons for the use of limited purpose entities such as the Intermediate Subsidiaries in connection with making investments in Exempt Subsidiaries, Rule 58 Subsidiaries, Energy Related Companies and other Non-Exempt Subsidiaries. For example, the formation and acquisition of limited purpose entities is often necessary or desirable to facilitate financing the acquisition and ownership of a FUCO, an EWG or another non-utility enterprise. Furthermore, the laws of some foreign countries may require that the bidder in a privatization program be organized in that country. In such cases, it would be necessary to form a foreign Subsidiary as the entity (or participant in the entity) that submits the bid or other proposal. In addition, the interposition of one or more Intermediate Subsidiaries may allow FirstEnergy to defer the repatriation of foreign source income, or to take full advantage of favorable tax treaties among foreign countries, or otherwise to secure favorable U.S. income tax treatment that would not otherwise be available. Intermediate Subsidiaries would also serve to isolate business risks, facilitate subsequent adjustments to, or sales of, ownership interests by or among the members of the ownership group, or to raise debt or equity capital in domestic or foreign markets.

         An Intermediate Subsidiary may be organized, among other things: (1) in order to facilitate the making of bids or proposals to develop or acquire an interest in any EWG, FUCO, ETC or other non-utility company which, upon acquisition, would qualify as a Rule 58 Subsidiary, Energy Related Company or other Non-Exempt Subsidiary; (2) after the award of such a bid proposal, in order to facilitate closing on the purchase or financing of such acquired company; (3) at any time subsequent to the consummation of an acquisition of an interest in any such company in order, among other things, to effect an adjustment in the respective ownership interests in such business held by FirstEnergy and non-affiliated investors; (4) to facilitate the sale of ownership interests in one or more acquired Non-Utility Subsidiaries; (5) to comply with applicable laws of foreign jurisdictions limiting or otherwise relating to the ownership of domestic companies by foreign nationals; (6) as a part of tax planning in order to limit FirstEnergy's exposure to U.S. and foreign taxes; (7) to further insulate FirstEnergy and the Utility Subsidiaries from operational or other business risks that may be associated with investments in non-utility companies; or (8) for other lawful business purposes.

         Investments in Intermediate Subsidiaries may take the form of any combination of the following: (1) purchases of capital shares, partnership interests, member interests in limited liability companies, trust certificates or other forms of voting or non-voting equity interests; (2)


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capital contributions; (3) open account advances without interest; (4) loans;
and (5) guarantees issued, provided or arranged in respect of the securities or other obligations of any Intermediate Subsidiaries. Funds for any direct or indirect investment in any Intermediate Subsidiary will be derived from (a) borrowings, sales of common stock and guarantees authorized in the proceeding;
(b) any appropriate future debt or equity securities issuance authorization obtained by FirstEnergy from the Commission; and (c) other available cash resources, including proceeds of securities sales by Non-Utility Subsidiaries pursuant to Rule 52. To the extent that FirstEnergy provides funds directly or indirectly to an Intermediate Subsidiary which are used for the purpose of making an investment in any EWG or FUCO, a Rule 58 Subsidiary or an Energy Related Company, the amount of such funds will be included in FirstEnergy's "aggregate investment" in such entities, as calculated in accordance with Rule 53 or Rule 58, as applicable.

         Intermediate Subsidiaries have been approved by the Commission in a number of instances.(95)

         N.       SALE OF CERTAIN GOODS AND
                  SERVICES OUTSIDE THE UNITED STATES

         Energy Related Companies (which, but for non-U.S. activities, would be Rule 58 Subsidiaries) request authority to sell goods and services to customers not only within the United States as permitted by Rule 58 but also outside the United States.(96)

         Approval is sought to engage in sales of the following goods and services outside the United States:

                  - "Energy Management Services." Energy management services, including the marketing, sale, installation, operation and maintenance of various products and services related to energy management and demand-side management, including: energy and efficiency audits; meter data management, facility design and process control and enhancements; construction, installation, testing, sales and maintenance of (and training client personnel to operate) energy conservation equipment; design, implementation, monitoring and evaluation of energy conservation programs; development and review of architectural, structural and engineering drawings for energy efficiencies, design and specification of energy consuming equipment; general advice on programs; the design, construction, installation, testing, sales, operation and maintenance of new and retrofit heating, ventilating, and air conditioning ("HVAC"), electrical and power systems, fuel cells, uninterruptible power

----------
(95) See Cinergy Corp., Holding Co. Act Release No. 27124 (Jan. 11, 2000); Ameren Corp., supra, Holding Co. Act Release No. 27053; New Century Energies, Inc., supra, Holding Co. Act Release No. 27000.

(96) The Commission has heretofore authorized non-utility subsidiaries of a registered holding company to provide various services outside the United States. See Cinergy Corp., supra, Holding Co. Act Release No. 27124; National Fuel Gas Company, Holding Co. Act Release No. 27114 (Dec. 16, 1999); American Electric Power Company, Inc., Holding Co. Act Release No. 27062 (Aug. 19, 1999); Southern Energy, Inc., supra, Holding Co. Act Release No. 27020; Interstate Energy Corporation, Holding Co. Act Release No. 27069 (Aug. 26, 1999); Central and South West Corp., Holding Co. Act Release No. 26767 (Oct. 21, 1997).


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



                           systems, alarm, security, access control and warning systems, motors, pumps, lighting, water, water-purification and plumbing systems, building automation and temperature controls, installation and maintenance of refrigeration systems, building infrastructure wiring supporting voice, video, data and controls networks, environmental monitoring and control, ventilation system calibration and maintenance, piping and fire protection systems, and design, sale, engineering, installation, operation and maintenance of emergency or distributed power generation systems, and related structures, in connection with energy-related needs; and the provision of services and products designed to prevent, control, or mitigate adverse effects of power disturbances on a customer's electrical systems.(97)

                  - "Consulting Services." Consulting services with respect to energy- and gas-related matters for associate and nonassociate companies, as well as for individuals. Such consulting services would include technical and consulting services involving technology assessments, power factor correction and harmonics mitigation analysis, meter reading and repair, rate schedule design and analysis, environmental services, engineering services, billing services (including consolidation or centralized billing, bill disaggregation tools and bill inserts), risk management services, communications systems, information systems/data processing, system planning, strategic planning, finance, feasibility studies, and other similar related services.(98)

                  - "Energy Marketing." The brokering and marketing of electricity, natural gas and other energy commodities, as well as providing incidental related services, such as fuel management, storage and procurement.(99)


----------
(97) See Progress Energy, Holding Co. Act Release No. 27297 (Dec. 12, 2000); Energy East, Inc., Holding Co. Act Release No. 27228 (Dec. 12, 2000); NiSource, Inc., supra, Holding Co. Act Release No. 27265; Columbia Energy Group, Holding Co. Act Release No. 26868 (May 6, 1998) (approving energy management services virtually identical to the services requested by FirstEnergy anywhere outside the United States); Interstate Energy Corporation, supra, Holding Co. Act Release No. 27069 (approving energy management services anywhere outside the United States); Cinergy Corp., supra, Holding Co. Act Release No. 27124 (approving energy management services in Canada and Mexico). See also GPU, Inc., supra, Holding Co. Act Release No. 27165 (approving such services by a Rule 58 subsidiary).

(98) See Energy East, Inc., supra, Holding Co. Act Release No. 27228; NiSource, Inc., supra, Holding Co. Act Release No. 27265; Columbia Energy Group, supra, Holding Co. Act Release No. 26868; Interstate Energy Corporation, supra, Holding Co. Act Release No. 27069 (approving consulting services anywhere outside the United States).

(99) See Energy East, Inc., supra, Holding Co. Act Release No. 27228; Cinergy Corp., supra, Holding Co. Act Release No. 27124 (approving the consulting with respect to gas and electric commodity purchasing in Canada and Mexico); American Electric Power Company, Inc., supra, Holding Co. Act Release No. 27062 (approving request to broker and market electric power, natural and manufactured gas, emission allowances, coal, oil, refined petroleum products and natural gas liquids at wholesale and retail in Canada); Southern Energy, Inc., supra, Holding Co. Act Release No. 27020 (approving the brokering and marketing of electricity, natural gas and other energy commodities in Canada).


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



                  - "Infrastructure Services." Utility infrastructure services, including the services provided by MYR, such as installing and maintaining underground communications and energy networks, high voltage transmission and distribution lines, substations and towers for electric and telecommunications companies, construction and ongoing maintenance services to industrial and municipal owners of complex electric and communications infrastructures on a nationwide basis, management of large volumes of technical service and repair work for communications and energy utilities and new residential design and construction services, permitting a single point of contact for the design and construction of all utility infrastructures (including electric, gas, water, sewer, cable and telephone) and outdoor lighting.(100)

         In addition, FirstEnergy requests authority to provide through Subsidiaries other energy-related goods and services. These include incidental goods and services closely related to the consumption of energy and the maintenance of energy consuming property by customers. The need for these goods and services would arise as a result of, or evolve out of, the goods and services described above and do not differ materially from those goods and services. The proposed incidental goods and services would not involve the manufacture of energy consuming equipment but could be related to, among other things, the maintenance, financing, sale or installation of such equipment.(101)

         As noted in the footnotes to the items listed above in this Item 3.N, the Commission has on a number of occasions approved activities which would qualify for Rule 58 but for the fact that they were conducted outside the United States. Energy Management Services and Consulting Services have been allowed anywhere outside the United States as noted above. FirstEnergy requests that it be allowed to engage in those activities anywhere outside the United States in the same manner. Energy Marketing has been allowed in Canada and Mexico. FirstEnergy requests the Commission approve providing Energy Marketing in Canada and Mexico and retain jurisdiction with respect to providing such services elsewhere outside the United States. Finally, First Energy requests that the Commission retain jurisdiction over its engaging in Infrastructure Services anywhere outside the United States.

         FirstEnergy believes that Energy Marketing and Infrastructure Services as described above are directly related to the expertise it has developed in its core utility business. A key activity of U.S. utility operations in today's increasingly deregulated industry is open market energy brokering, marketing and trading activities. The skills developed in its extensive U.S. operations in this field can be applied to competitive markets elsewhere in the world. Further, expertise gained in other markets can be applied in the United States. Similarly, the Infrastructure Services activities include many of the main activities that the Utility Subsidiaries


----------
(100) See GPU, Inc., supra, Holding Co. Act Release No. 27165; Interstate Energy Corporation, supra, Holding Co. Act Release No. 27069 (approving such services by a Rule 58 subsidiary). To date the Commission has not approved this type of activity outside the United States. See Item 3.F.4 why such services should not be limited to the United States.

(101) See Columbia Energy Group, supra, Holding Co. Act Release No. 26868 (approving customer financing related to energy management services and consulting services outside the United States).

engage in - installing and maintaining energy networks, high voltage transmission and distribution lines, substations and towers for electric and telecommunications companies and permitting a single point of contact for the design and construction of all utility infrastructures, for example. It would not be unusual for a FUCO to perform both Energy Marketing and Infrastructure Services, and FirstEnergy would thus be permitted to engage in many of these activities directly through any FUCO it owned. There does not appear to be any basis for distinguishing between providing these services through a FUCO or through an Energy Related Company which is approved to provide the services elsewhere in the world. In particular, FirstEnergy's infrastructure service companies have several customers for which they provide infrastructure services to all of the customer's facilities - in the United States and for that customer's overseas facilities as well. These customers currently have facilities in South America. The percentage of non-U.S. revenues is about 0.05% of total consolidated revenues of FirstEnergy's infrastructure services companies. Depending on what U.S. based customers are added, or what overseas facilities are added by existing customers, the ability to give full service and be competitive with other providers would be severely hampered if FirstEnergy is restricted from providing service outside the United States where such U.S. based customers have facilities. For these reasons, and the further reasons noted below, FirstEnergy believes that the Commission should approve Energy Marketing and Infrastructure Services anywhere in the world.

         The principal focus of FirstEnergy will be U.S. based operations, and its current business plans do not include any significant expansion of non-U.S. activities. Nevertheless, the approvals sought herein (but for which the Commission is requested to reserve jurisdiction) are necessary to allow existing businesses to continue to provide needed flexibility to meet the needs of current and future customers.

         FirstEnergy believes that the Commission can and should expand the ability of registered holding companies to engage in Rule 58 activities outside the United States for the following reasons. When Rule 58 was proposed, it did not contain a limitation that Rule 58 activities be confined to the United States.(102) When the Rule was adopted, however, the Commission inserted the "in the United States" requirement in Rule 58(b)(1) and (2). The only discussion of this change is found in a footnote to the release adopting the Rule. That footnote indicates that the change was included based on then existing precedent and the markets with which the Commission was then familiar.(103) As demonstrated by the precedent cited above, the Commission is now familiar with a number of matters where Rule 58 activities conducted outside the United States have been approved. Furthermore, since the adoption of Rule 58, the Commission has had extensive experience with FUCOs and investments in United States registered holding companies by non-U.S. entities. The Commission has recognized the globalization of the utility industry and the need for U.S. utilities to remain competitive.(104)

----------
(102) See Exemption of Acquisition By Registered Public-Utility Holding Companies of Securities of Nonutility Companies Engaged in Certain Energy-Related and Gas-Related Businesses; Exemption of Capital Contributions and Advances to Such Companies, Holding Co. Act Release No. 26313 (June 20, 1995).

(103)    See Rule 58 Release.

(104) See, e.g., Registered Public-Utility Holding Companies and Internationalization, Holding Co. Act Release No. 27110 (Dec. 14, 1999) (concept release regarding investment in U.S. holding companies by non-U.S. entities).

FirstEnergy does not believe that Infrastructure Services involve any unusual risk merely because they may be conducted outside the United States. To the extent that non-U.S. operations involve additional or different risks than U.S. operations, FirstEnergy will evaluate and seek to mitigate those risks in a manner similar to the manner it evaluates EWG and FUCO investments as described in Exhibit N-6 hereto. The Commission has recognized that a careful and structured review of risks by the investing company pursuant to a detailed policy adopted by its board of directors is the best way to identify and mitigate risks.(105) Finally, FirstEnergy does not believe that there are any risks in Energy Marketing or Infrastructure Services that are significantly different from the risks related to other activities which the Commission has approved be conducted outside the U.S. Although many of the existing orders have involved activities permitted in Canada and Mexico, they also have involved several other countries. Importantly, there is no limitation on world-wide location for EWGs or FUCOs under the Act. In allowing U.S. registered holding companies to participate in the global energy markets, Congress did not feel any need to restrict the location in the world where such activities could be undertaken. The Commission has relied on the risk identification and mitigation procedures of applicants to ensure that non-U.S. activities of EWGs and FUCOs, wherever located in the world, would not result in the harms sought to be avoided by the statute. The Commission can rely on the same protections for Rule 58 activities. Accordingly, there appears to be no basis to restrict Rule 58 activities to only those countries which have been mentioned in the existing precedent. FirstEnergy seeks only a incremental expansion of existing precedent
- requesting only the additional approval for Energy Marketing and Infrastructure Services be permitted anywhere outside the United States.

         O.       APPROVAL FOR SUBSIDIARY REORGANIZATIONS

         FirstEnergy and GPU currently engage directly and indirectly in various non-utility businesses described in Item 1.A. FirstEnergy and Non-Utility Holding Company request authority, to the extent needed,(106) to sell or otherwise transfer (i) such businesses, (ii) the securities of current Subsidiaries engaged in some or all of these businesses or (iii) investments which do not involve a Subsidiary (i.e., less than 10% voting interest) to Non-Utility Holding Company or a Subsidiary of Non-Utility Holding Company, and, to the extent approval is required, Non-Utility Holding Company or any such Subsidiary of Non-Utility Holding Company requests authority to acquire the assets of such businesses, securities of former Subsidiaries of FirstEnergy or GPU or other investment interests. Alternatively, transfers of such securities or assets may be effected by share exchanges, share distributions or dividends followed by contribution of such securities or assets to the receiving entity. The transactions proposed in this Item 3.O will not involve the sale or other disposition of any utility assets of the Utility Subsidiaries and will not involve any corporate reorganization involving the Utility Subsidiaries. The approval sought in this Item 3.O does not extend to the acquisitions of any new businesses or activities.

----------
(105) The Commission explained this view in its release regarding the re-proposal of Rule 55, which would regulate investments in FUCOs. See Holding Company Act Release No. 27342 (Jan. 31, 2001).

(106) The sale of securities, assets or an interest in other businesses to an associate company may, in some cases, be exempt pursuant to Rule 43(b).

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



         In the future, following its direct or indirect acquisition of the securities of new Non-Utility Subsidiaries, FirstEnergy may determine to transfer such securities or the assets of such Non-Utility Subsidiaries and/or Non-Utility Subsidiaries existing as of the date of the Merger, to other direct or indirect Non-Utility Subsidiaries or to liquidate or merge Non-Utility Subsidiaries. Such internal transactions would be undertaken in order to eliminate corporate complexities, to combine related business segments for staffing and management purposes, to eliminate administrative costs, to achieve tax savings, or for other ordinary and necessary business purposes. FirstEnergy requests authority to engage in such transactions, to the extent that they are not exempt under the Act and rules thereunder, through the Authorization Period.

         The Commission has given approval for such general corporate reorganizations in prior cases.(107)

         P.       REPORTING

         Non-Utility Holding Company proposes to file a single consolidated quarterly report pursuant to Rule 24 of all investments in Subsidiaries, commencing with the quarterly report for the first full calendar quarter which ends at least 45 days following the date of the order herein. Concurrently with the filing of such report, a copy thereof will be furnished to each state commission having jurisdiction over retail rates of the Utility Subsidiaries.(108) It is proposed that such combined report also be in lieu of any separate notification on Form U-6B-2 that would otherwise be required with respect to exempt securities issuances. The Rule 24 report shall include:

                  - A copy of the balance sheet and income statement for Non-Utility Holding Company and its consolidated Subsidiaries;

                  - A narrative description of Development Activities and of any investments during the quarter just ended, organized by category (Exempt Subsidiaries, Rule 58 Subsidiaries, Energy Related Companies and other Non-Exempt Subsidiaries);

                  - Amounts and forms of guarantees of, and similar provisions and arrangements concerning, performing and undertaking of other obligations by Non-Utility Holding Company or any direct or indirect Rule 58 Subsidiary, Energy Related Company or Non-Exempt Subsidiary on behalf of other direct or indirect Subsidiaries of Non-Utility Holding Company;

                  - A description of services obtained by Non-Utility Holding Company, or any direct or indirect Subsidiary of Non-Utility Holding Company, from the

----------
(107) See Energy East, Inc., supra, Holding Co. Act Release No. 27228; PowerGen, plc, Holding Co. Act Release No. 27291 (Dec. 6, 2000); NiSource, Inc., supra, Holding Co. Act Release No. 27265; Entergy Corporation, supra, Holding Co. Act Release No. 27039.

(108) Subsidiaries that are Rule 58 Subsidiaries will also continue to file quarterly reports on Form U-9C-3. In addition, FirstEnergy will provide such information as may be required by Form U-5-S with respect to any EWGs or FUCOs in which it may acquire an interest.


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



                           Utility Subsidiaries, specifying the type of service, the number of personnel from each associate company providing services during the quarter and the total dollar value of such services;

                  - The charts, Exhibits L-1, L-2 and L-3 hereto, showing, as of the end of such quarterly period, all associated companies of FirstEnergy, in addition to Non-Utility Holding Company, that are Exempt Subsidiaries (identifying each as an EWG, FUCO or ETC, as applicable), Rule 58 Subsidiaries, Energy Related Company, Commission Approved Entity and other Non-Exempt Subsidiaries (identifying each as an Intermediate Subsidiary or Financing Subsidiary, as applicable); and FirstEnergy's percentage equity ownership in each such entity;

                  - A description of the type and amount and, if a debt instrument, the maturity and interest rate, of any securities (including guarantees) issued by Non-Utility Holding Company and each Non-Exempt Subsidiary pursuant to Rule 52 or Rule 45(b), as applicable; and

                  - The notional amount, identity of counterparty, and principal terms of any Anticipatory Hedge transaction entered into by Non-Utility Holding Company, or any direct or indirect Non-Exempt Subsidiary of Non-Utility Holding Company.

         Q.       FILING OF CERTIFICATES OF NOTIFICATION

         It is proposed that, with respect to FirstEnergy, the reporting systems of the 1934 Act be integrated with the reporting system under the Act. This would eliminate duplication of filings with the Commission that cover essentially the same subject matters, resulting in a reduction of expense for both the Commission and FirstEnergy. To effect such integration, the portion of the filings under the Securities Act of 1933 (the "1933 Act") and the 1934 Act reports containing or reflecting disclosures of transactions occurring pursuant to the authorizations granted in this proceeding would be incorporated by reference into this proceeding through Rule 24 certificates of notification. The certificates would also contain all other information required by Rule 24, including the certification that each transaction being reported on had been carried out in accordance with the terms and conditions of and for the purposes represented in this Application/Declaration. Such certificates of notification would be filed within 60 days after the end of the first three calendar quarters and 90 days after the end of the last calendar quarter, in which transactions occur commencing with the first calendar quarter ended at least 45 days following the date of the Commission's order in this proceeding.

         A copy of relevant documents (e.g., underwriting agreements, indentures, bank agreements) for the relevant quarter will be filed with, or incorporated by reference from, 1933 Act or 1934 Act filings in such Rule 24 certificates.

         The Rule 24 certificates will contain the following information as of the end of the applicable quarter (unless otherwise stated below) :


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





         (a) The sales of any common stock or Preferred Securities by FirstEnergy and the purchase price per share and the market price per share at the date of the agreement of sale;

         (b) The total number of shares of FirstEnergy common stock issued or issuable pursuant to options granted during the quarter under employee benefit plans and dividend reinvestment plans, including any employee benefit plans or dividend reinvestment plans hereafter adopted;

         (c) If FirstEnergy common stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted in the hands of the acquiror;

         (d) If a guarantee is issued during the quarter, the name of the guarantor, the name of the beneficiary of the guarantee and the amount, terms and purpose of the guarantee;

         (e) The amount and terms of any FirstEnergy indebtedness issued during the quarter;

         (f) The amount and terms of any short-term debt issued by any Utility Subsidiary during the quarter;

         (g) The amount and terms of any financings consummated by any Non-Utility Subsidiary that are not exempt under Rule 52;

         (h) The notional amount and principal terms of any Hedge Instruments or Anticipatory Hedges entered into during the quarter and the identity of the other parties thereto;

         (i) The name, parent company and amount invested in any intermediate subsidiary or financing subsidiary during the quarter and the amount and terms of any securities issued by such Subsidiaries during the quarter;

         (j) A list of U-6B-2 forms filed with the Commission during the quarter, including the name of the filing entity and the date of filing;

         (k) Consolidated balance sheets as of the end of the quarter and separate balance sheets as of the end of the quarter for each company, including FirstEnergy, that has engaged in jurisdictional financing transactions during the quarter;

         (l) A table showing, as of the end of the quarter, the dollar and percentage components of the capital structure of FirstEnergy on a consolidated basis and each Utility Subsidiary; and

         (m) A retained earnings analysis of FirstEnergy on a consolidated basis and each Utility Subsidiary detailing gross earnings, goodwill amortization, dividends paid out of each capital account and the resulting capital account balances at the end of the quarter.

         Future registration statements filed under the 1933 Act with respect to securities that are subject of the Application/Declaration will be filed or incorporated by reference as exhibits to the next certificate filed pursuant to Rule 24.

         R.       SERVICE COMPANY APPROVALS

         ServeCo will enter into a service agreement with each of the Utility Subsidiaries and other affiliates. In this Application/Declaration, the Applicants seek certain exemptions from or waiver of the Commission's rules regarding the provision of service at cost to certain affiliates of FirstEnergy as described herein. GPU's nuclear operating company, GPU Nuclear, is an approved subsidiary service company. FirstEnergy Nuclear Operating Company also provides operating services to the FirstEnergy nuclear generating plants under the direction and supervision of the owners thereof.(109)

         1. Approval for Interim Operations. Currently, FirstEnergy provides many common corporate services to its affiliates, including the FirstEnergy Utility Subsidiaries, including: energy supply management of the bulk power and natural gas supply, procurement of fuels, coordination of electric and natural gas distribution systems, maintenance, construction and engineering work; customer bills and related matters; materials management; facilities; real estate; rights of way; human resources; finance; accounting; internal auditing; information systems; corporate planning and research; public affairs; corporate communications; legal; environmental matters; and executive services. These services, the recipient companies and other information regarding the same are described in detail in Exhibit N-5. As a part of the Merger, GPUS will become a subsidiary of FirstEnergy. GPUS is an approved subsidiary service company which provides services to the GPU Subsidiaries. FirstEnergy currently anticipates that all of the service functions of FirstEnergy and of GPUS will be transferred to ServeCo as soon as practical. ServeCo will be staffed primarily by transferring existing personnel from the current employee rosters of FirstEnergy, GPUS and the Utility Subsidiaries or other affiliates. In the interim, subject to Commission approval, FirstEnergy will continue to provide services to all its affiliates after the Merger, and GPUS will function as it has in the past pursuant to Commission approvals. GPUS may render services to the FirstEnergy Utility Subsidiaries or other Subsidiaries of FirstEnergy following the Merger.

         FirstEnergy requests that the Commission enter an order under Section 13(a) permitting FirstEnergy to continue to provide services to affiliates, including the Utility Subsidiaries, during the interim period described below. Because FirstEnergy currently has multiple utility Subsidiaries, it has established a common service function in its holding company. Of course, FirstEnergy is not currently subject to the requirements of Section 13 or Rule 85 and thus has had no need to establish a separate service company. Given its desire to consolidate all service functions in ServeCo, which can fully comply with the requirements of the Act, and given that this consolidation will take some time, FirstEnergy asserts that continuing to provide services after the Merger will involve "special or unusual circumstances" or services "not in the ordinary

----------
(109) FirstEnergy may form one or more additional services companies in addition to ServeCo in the future. FirstEnergy is not seeking any approvals relating to any other service companies, but will make appropriate filings with the Commission if and when it decides to create any additional service companies.

course of business" such that the Commission can approve such activity under
Section 13(a). FirstEnergy will cause ServeCo to begin at least minimal operations within 90 days following the closing of the Merger and will transfer to ServeCo the service functions currently conducted by FirstEnergy as soon as practical consistent with continued efficient operation of the FirstEnergy system. In any event, all such service functions will be transferred to ServeCo no later than January 1, 2003, as described below. The Commission has previously granted temporary exemptions allowing a registered holding company to provide services directly to its subsidiaries in special or unusual circumstances.(110)

         A determination regarding the status of FENOC and GPU Nuclear will be made before January 1, 2003.

         All services provided by FirstEnergy, ServeCo, GPUS, GPU Nuclear, FENOC or by any other entity in the FirstEnergy System will be at cost as defined in Rules 90 and 91, except for those services specifically identified herein and for which an exemption or waiver from Section 13 is requested in Item 3.R.4.

         On or before September 1, 2002, FirstEnergy will file a separate application with the Commission in which it will seek the necessary further authorization for ServeCo to consolidate service functions now provided by FirstEnergy, other FirstEnergy entities and GPUS. That filing will also contain the proposed forms of service agreements, policies and procedures, and the cost allocation methods to be used by ServeCo and will provide that the FirstEnergy system will be in full compliance with Section 13 of the Act and the rules thereunder on or before January 1, 2003. This procedure is similar to that employed in recent cases.(111)

         During the interim period, in order to assure that an allocable portion of certain services to be provided by FirstEnergy (e.g., executive services) are properly charged or allocated to all of FirstEnergy's Subsidiaries after the Merger, FirstEnergy will enter into a service agreement with GPUS. Any charges by FirstEnergy to GPUS will in turn be assigned and allocated to the GPU Subsidiaries in accordance with the terms of the existing GPU system service agreements. Amounts that were allocated to GPU under the GPU system service agreements will be allocated to FirstEnergy.

         No material change in the organization of ServeCo or GPUS, the methods of allocating cost to associate companies, or the scope or character of the services to be rendered by ServeCo, GPUS or otherwise, subject to Section 13 of the Act, or any rule, regulation or order thereunder, shall be made unless and until FirstEnergy shall first have given the Commission written notice of the proposed change not less than 60 days prior to the proposed effectiveness of any such change. If, upon the receipt of any such notice, the Commission shall notify FirstEnergy within

----------
(110) See, e.g., United Cities Utilities Companies, Holding Company Act Release No. 365 (Sept. 21, 1936) (holding company allowed to continue to provide butane to subsidiary pursuant to contract extending for 10 years provided resale terms revised to charge utility only cost); United Light & Power Service Co., Holding Company Act Release No. 2608 (March 11, 1941) (temporary exemption regarding employee salaries).

(111) Exelon Corporation, supra, Holding Co. Act Release No. 27186; NiSource, Inc., supra, Holding Co. Act Release No. 27265.

the 60-day period that a question exists as to whether the proposed change is consistent with the provisions of Section 13 of the Act, or of any rule, regulation or order thereunder, then the proposed change shall not become effective unless and until FirstEnergy shall have filed with the Commission an appropriate declaration regarding such proposed change, and the Commission shall have permitted such declaration to become effective.

         2. Services, Goods, and Assets Involving the Utility Subsidiaries. The Utility Subsidiaries may provide to one another and other associate companies services incidental to their utility businesses, including, but not limited to, infrastructure services maintenance, storm outage emergency repairs, and services of personnel with specialized expertise related to the operation of the utility. These services will be provided in accordance with Rules 87, 90 and 91. Moreover, in accordance with Rules 87, 90 and 91, certain goods may be provided through a leasing arrangement or otherwise by one Utility Subsidiary to one or more associate companies, and certain assets may be used by one Utility Subsidiary for the benefit of one or more other associate companies. Because these services will be provided in accordance with applicable rules, no relief is sought from the Commission regarding these services.

         3. Non-Utility Subsidiary Transactions - Exempt Companies. The Applicants request authorization for ServeCo, GPUS and the Non-Utility Subsidiaries to enter into agreements to provide construction, goods or services to certain associate companies enumerated below at fair market prices determined without regard to cost and therefore requests an exemption (to the extent that Rule 90(d) of the Act does not apply)(112) under Section 13(b) from the cost standards of Rules 90 and 91.

         In recent decisions,(113) the Commission has approved such relief allowing "at market" pricing for substantially the following transactions, and FirstEnergy requests similar relief, if the client company is:

              (1) a FUCO or an EWG that derives no part of its income, directly or indirectly, from the generation, transmission, or distribution of electric energy for sale within the United States;

              (2) an EWG that sells electricity at market-based rates which have been approved by FERC or another appropriate state public utility commission,

----------
(112) Under Rule 90(d)(1), the price of services, construction or goods is not limited to cost if neither the buyer nor the seller of such services, construction or goods is (i) a public-utility holding company, (ii) an investment or similar company as defined in the Rule, (iii) a company in the business of selling goods to associate companies or performing services or construction (i.e., a "service company") or (iv) any company controlling an entity described in (i), (ii) or (iii). In general, therefore, goods, services or construction provided from one Non-Utility Subsidiary to other Non-Utility Subsidiaries (other than any service company) are not subject to the cost restrictions and may be priced at market, which may be above or below cost. A Non-Utility Subsidiary would generally be permitted to make such sales of goods, services or construction to another Non-Utility Subsidiary under Rule 87(b).

(113) Interstate Energy Corporation, supra, Holding Company Act Release
      No. 27069; Ameren Corp., Holding Company Act Release Nos. 27053 and 27040 (July 23, (1999); New Century Energies, Inc., supra, Holding Company Act Release No. 27000.

                  provided that the purchaser of the EWG's electricity is not an affiliated public utility or an affiliate that re-sells such power to an affiliated public utility;

              (3) a QF that sells electricity exclusively at rates negotiated at arm's length to one or more industrial or commercial customers purchasing such electricity for their own use and not for resale, or to an electric utility company other than an affiliated electric utility at the purchaser's "avoided cost" determined under PURPA;

              (4) an EWG or a QF that sells electricity at rates based upon its costs of service, as approved by FERC or any state public utility commission having jurisdiction, provided that the purchaser of the electricity is not an affiliated public utility; or

              (5) a Rule 58 Subsidiary or any other Non-Utility Subsidiary that
                  (a) is partially owned, provided that the ultimate purchaser of goods or services is not a Utility Subsidiary, (b) is engaged solely in the business of developing, owning, operating and/or providing services or goods to Non-Utility Companies described in (1) through (4) above or (c) does not derive, directly or indirectly, any part of its income from sources within the United States and is not a public-utility company operating within the United States.

         4. Existing Affiliate Arrangements and Requests for Temporary Exemption. The FirstEnergy Utility Subsidiaries currently provide to, or receive services from, associate companies in accordance with various agreements and arrangements and pursuant to cost allocation methods approved by the PUCO. These arrangements are described in detail in Exhibit N-5. Except as noted below, all of these services are provided at cost as defined in Rules 90 and 91. FirstEnergy requests approval pursuant to Rule 87(a)(3) for the FirstEnergy Utility Subsidiaries to be allowed to continue to provide and receive these services at cost. FirstEnergy will provide the semi-annual reports regarding these services in the format described below in Item 3.R.5. The Commission has approved utility and non-utility subsidiaries providing services to, and receiving services from, other associate companies at cost that fall outside the scope of exempted incidental services.(114)

         In addition to the services rendered at cost noted in the prior paragraph, certain associate companies provide services to the FirstEnergy Utility Subsidiaries at a price not restricted to cost - that is at a market price - in a manner consistent with Ohio regulation. These arrangements are identified and described in detail in Exhibit N-5. FirstEnergy requests authorization to allow the arrangements identified in Exhibit N-5, as well as extensions, additions and replacements thereof in the ordinary course of business (the "At Market Service Arrangements"), to remain in place for a period ending not later than December 31, 2002, and requests an exemption or waiver under Section 13 from the cost standards of Rules 90 and 91, as applicable, for such At Market Service Arrangements. FirstEnergy will inform the Commission in the reports referred to in Item 3.R.5

----------
(114) Exelon Corporation, supra, Holding Company Act Release No. 27186.

of any renewals or extensions of these agreements or arrangements or any similar arrangements that may be entered into during the interim period prior to December 31, 2002.

         5. Interim Reporting by Service Providers. FirstEnergy will file with the Commission pursuant to Rule 24 semi-annual reports regarding the activities summarized above. A report for the six month period ended June 30 of each year (commencing June 30, 2002) will be filed no later than August 31 of the same year and a report for the six month period ended December 31 of each year (commencing December 31, 2001) will be filed together with the Form U-13-60 due the following year by May 1. Each such report shall include a list of all service providers described above who provided service in the period, and for each service provider:

         - A list of companies receiving services;

         - A description of the types of services provided;

         - The dollar amount of the services provided by category;

         - A description of the method of charging for services, i.e., cost or, if permitted, other than cost (and a citation to the authority for providing the service at other than cost);

         - Reference to the agreement under which such services were provided;
           and

         - For the period ended December 31, an income statement and balance sheet for each service provider for and as of the most recently completed fiscal year.

         S. TRANSFERS OF UTILITY ASSETS/ACQUISITION
            OF INTERESTS RELATING TO GENCO AND THE ALLIANCE

         1. Transfer of FirstEnergy Generating Assets. The FirstEnergy Operating Companies currently own the following generating stations (collectively, the "FirstEnergy Generating Assets"). The FirstEnergy Generating Assets consist of fossil fueled generation and nuclear fueled generation, as noted.


                                                                       Capacity
Name of Station                             Location                   Megawatts               Fuel Type
---------------                             --------                   ---------               ---------
Ashtabula Plant                             Ashtabula (OH)             376                     Fossil

Bay Shore Power Plant                       Lucas (OH)                 648                     Fossil

Beaver Valley Nuclear Power Station         Beaver (PA)                1,630                   Nuclear

Bruce Mansfield Plant                       Beaver (PA)                2,360                   Fossil



                                                                       Capacity
Name of Station                             Location                   Megawatts               Fuel Type
---------------                             --------                   ---------               ---------

Davis-Besse Nuclear Power Station           Ottawa (OH)                883                     Nuclear

Eastlake Plant                              Lake (OH)                  1,262                   Fossil

Edgewater Plant                             Lorain (OH)                148                     Fossil

Lake Shore Plant                            Cuyahoga (OH)              249                     Fossil

Mad River Plant                             Clark (OH)                 60                      Fossil

Perry Nuclear Power Plant                   Lake (OH)                  1,266                   Nuclear

R. E. Burger Plant                          Belmont (OH)               413                     Fossil

Richland Plant                              Defiance (OH)              432                     Fossil

Seneca Plant                                Warren (PA)                435                     Hydro

Stryker Peaking Plant                       Williams (OH)              18                      Fossil

West Lorain Plant                           Lorain (OH)                545                     Fossil

Sammis Plant                                Jefferson (OH)             2,233                   Fossil

         FirstEnergy has created GenCo pursuant to the Corporate Separation Plan approved by the PUCO and described in Item 1.A.2(e). GenCo is an EWG and currently owns and operates certain generating units that were never "rate-base" facilities subject to the jurisdiction of any state commission within the meaning of Section 32(c) of the Act.

         Pursuant to the Corporate Separation Plan, FirstEnergy has transferred operational control of all of the fossil fueled FirstEnergy Generating Assets to GenCo pursuant to lease agreements.(115) The nuclear fueled FirstEnergy Generating Assets continue to be operated by FENOC.(116) The output of all FirstEnergy Generating Assets, fossil and nuclear, is sold to FirstEnergy Solutions, which is FirstEnergy's energy marketing subsidiary.

         Although the Corporate Separation Plan contemplates that the FirstEnergy Generating Assets will eventually be owned and operated by GenCo, it has not been possible to transfer title to most of the FirstEnergy Generating Assets to GenCo to date. The FirstEnergy Generating

----------
(115) The transfer of operational control of generating assets (i.e., responsibility for operations and dispatch) does not require approval of the Commission under the Act. Cf. Section 12(d) of the Act which provides, "it shall be unlawful for any registered holding company . . . to sell . .
      . any utility assets. . . ." (emphasis supplied)

(116) FENOC operates the nuclear FirstEnergy Generating Assets in such a manner\ so as to not be considered an "electric utility company" as defined in
      Section 2(a)(3) of the Act.

Assets are subject to various restrictions which inhibit the transfer of legal title to the FirstEnergy Generating Assets to GenCo either as a matter of contractual restriction or because such a transfer would involve a significant financial cost.(117) FirstEnergy is obligated under the Corporate Separation Plan to complete the full transfer of title of all the FirstEnergy Generating Assets to GenCo(118) by December 31, 2005.

         FirstEnergy has obtained the approval of the PUCO and the PPUC to the transfer of all of the FirstEnergy Generating Assets to GenCo as required by
Section 32(c) of the Act.(119) Thus, when legal title is transferred, GenCo will continue to qualify as an EWG. FirstEnergy seeks approval under Section 12(d) and Rule 44 to transfer from time to time and at any time prior to December 31, 2005, all remaining FirstEnergy Generating Assets which constitute "utility assets" to GenCo. The Commission has approved similar transfers in the past.(120)

         2. Transfer of Transmission Assets and Acquisition of Interests Relating to the Alliance. FirstEnergy has transferred all of its electric transmission assets to ATSI. This transfer was approved under Sections 9(a)(2) and 10 of the Act.(121) FirstEnergy will participate in the Alliance as described in Item 3.B.1(b). FirstEnergy expects to transfer operational control(122) of its transmission facilities owned by ATSI to the Alliance, and, as part of that transfer, may receive ownership interests in the Alliance. FirstEnergy seeks approval under Sections 9(a) and 10 of the acquisition of the securities of the Alliance in connection therewith.(123)

                  The structure of the Alliance has not yet been finally determined. It is proposed that the Alliance have two classes of membership interests: Class A Units and Class B Units. Holders of

----------

(117) The FirstEnergy Generating assets are subject to the lien of first mortgage bonds or the restrictions included in sale-lease back transactions. Certain of these restrictions could be eliminated but only through payment of prepayment penalties, redemption premiums or refinancing at higher cost.

(118) Under Section 32(c)(B), the "approval of the Commission under this Act shall not be required for the transfer of the facility [i.e., the facility whose transfer is approved by the state commission] to an exempt wholesale generator." If the creation of the GenCo as an EWG and the transfer of the facilities were simultaneous, this section would appear to allow for such transaction without Commission approval notwithstanding Section 12. Given the extended nature of the transfers in this case, FirstEnergy nevertheless is seeking approval under Section 12 to the extent required.

(119) See Order of The Public Utilities Commission of Ohio, "In the Matter of the Application of Ohio Edison Company, The Cleveland Illuminating Company, and the Toledo Edison Company for an Eligible Facility Determination under the Public Utility Holding Company" (Dec. 21, 2000); Order of Pennsylvania Public Utility Commission, "Application of Pennsylvania Power Company for (1) Approval, Pursuant to Chapter 21 of the Public Utility Code, of the Lease of Certain Power Production Facilities to FirstEnergy Generation Corp. and (2) Issuance of Findings Required by the Public Utility Holding Company Act to Enable FirstEnergy Generation Corp. to Obtain Exempt Wholesale Generator Status" (Feb. 21, 2001).

(120) Exelon Corporation, supra, Holding Co. Act Release No. 27266.

(121) See FirstEnergy Corp., Holding Co. Act Release No. 27221 (Aug. 22, 2000). ATSI is an electric utility company and FirstEnergy required Commission approval to acquire its stock under those sections.

(122) Transfer of operational control will not require approval of the Commission. See footnote 115.

(123) The relief sought in this Item 3.S.2 may become unnecessary if the Commission adopts rules exempting from Commission approval transactions relating to the formation of RTOs and the dealings of registered holding company systems with RTOs.

Class A Units, which must be non-market participants (i.e., a person not involved in generation or transmission within the RTO's area under FERC rules), would have full voting and economic rights in the Alliance. Holders of Class B Units, which would be market participants such as ATSI, would have full economic rights but only limited voting rights.(124) Class A and Class B Units together would initially constitute 100% of the equity of the Alliance. The Units would be distributed in proportion to capital contributions made to the Alliance.

         Many of the utilities participating in the Alliance (each an NDTO) will not initially contribute, sell or transfer their transmission facilities to the Alliance but instead will cede to the Alliance functional control over same pursuant to an operation agreement. As noted, ATSI currently believes it will be one of these NDTOs. The NDTOs are expected to have the right, subject to certain conditions, to exchange fee ownership of their transmission facilities for Class B Units (or, if applicable, Class A Units) in a transaction valued at fair market value.(125)

----------
(124) Although there will be certain associated voting rights, as discussed below, these limited rights do not appear to bring the Class B Units within the definition of "voting securities" under Commission precedent. Nor will the ownership of Class B Units permit the holder to exercise either actual control or such a controlling influence over the management and policies of the Company as to require regulation as a holding company, see Section 2(a)(7), or result in "such an absence of arm's-length bargaining in transactions" between the Class B Members and the Company as to require regulation of Class B Members as "affiliates" within the meaning of Section 2(a)(11) of the Act. It follows that ownership of Class B Units would not cause the holders to be deemed "associate companies" or "affiliates" of the Company within the meaning of Sections 2(a)(10) and 2(a)(11), respectively. The voting rights of the Class B Members are as follows: (1) The approval of a Super Majority of the Class B Members, that is, Members holding Class B Units representing more than 66.6% of the aggregate Class B interests, is required for certain major actions, including an Alliance change in control, amendment or waiver of the terms of LLC Agreement that would adversely affect the Alliance or the Member interests; dissolution or liquidation of the Alliance; the filing of a voluntary petition in bankruptcy or similar action; certain acquisitions other than in the ordinary course of business, and entry into "any business not relating to the transmission of electric power." (2) If Class B Members holding more than 50% of the Class B Units determine that the FERC regulations have changed so as to permit market participants greater rights, they can vote to expand their rights accordingly, provided that, if the expansion of Class B rights impairs the rights of Class A Units, the change must also be approved by the holders of a majority of Class A Units. (3) Class B Members also have the right to assign their units to a non-market participant. The Class B Units will become Class A Units in the hands of the assignee. In these circumstances, the Class B Members could also elect to disband the independent board and replace it with a board selected by Class A Unit Holders, once A units are outstanding. (4) The holders of Class B Units have certain additional Securities Act of 1933 registration rights, including the right to compel the board to effect an initial public offering, and piggyback registration rights. (5) Holders of Class B Units do not have any representation on the Alliance board of directors but under certain circumstances may act, with the non-divesting transmission owners ("NDTOs") to disband the board and replace directors selected by stakeholders with directors to be selected by Class A unit holders. In this event, the new directors will be elected exclusively by the holders of A Units.

(125) FirstEnergy or ATSI may also enter into agreements that would give them the right, subject to certain conditions, to "put" ATSI's transmission facilities to the Alliance in exchange for Class B Units. In this case, FirstEnergy would not be acquiring any security in the initial phase of the transactions with Alliance, and there would not be any Commission approval in connection therewith. To the extent these agreements would constitute securities within the meaning of Section 2(a)(16), FirstEnergy would enter into such agreements on the basis of Rule 51 and performance of these agreements would be expressly subject to Commission approval. That approval would be required for the actual transfer of fee title to the ATSI transmission assets to the Alliance.

         As currently contemplated, FirstEnergy, through ATSI or otherwise, would only acquire the non-voting Class B Units assuming it were not an NDTO or if it subsequently exercised the option referred to in the preceding paragraph. Accordingly, FirstEnergy will not be acquiring 5% or more of the "voting securities" of a public-utility company (assuming Alliance is an "electric utility company" as defined in the Act). Thus, Section 9(a)(2) will not be applicable to FirstEnergy's acquisition of the Class B Unit interests in the Alliance. Section 9(a)(1) would be applicable. The Alliance would qualify as a functionally related business for FirstEnergy as the Alliance will be the method through which FirstEnergy complies with its FERC mandated obligations under FERC Order 2000. This would be only the acquisition of an "other business" where FirstEnergy would not exercise any control and thus presents no concerns under
Section 10 or 11 under the Act.

         3. Transfer or Assumption of Financing Relating to FirstEnergy Generating Assets or Transmission Assets. FirstEnergy seeks approval for GenCo or ATSI to assume debt obligations of a Utility Subsidiary as specified below, with or without a comparable release of the Utility Subsidiary from liability, provided that such assumption does not change the consolidated total capitalization of FirstEnergy and does not increase the percentage of indebtedness in the capital structure of the Utility Subsidiary.

         Other than intercompany obligations (described on Exhibit N-1) regarding ATSI, no debt obligations of the FirstEnergy Operating Companies were transferred to or assumed by ATSI in connection with the transfer of transmission assets to ATSI. Likewise, no FirstEnergy Operating Company debt obligations have been transferred to or assumed by GenCo. In most cases indebtedness of the FirstEnergy Operating Companies is not specifically identified with particular assets. Some indebtedness, such as pollution control bonds, can be associated directly with facilities related to FirstEnergy Generating Assets. When the revenue producing assets such as the FirstEnergy Generating Assets and the transmission assets are transferred from the FirstEnergy Operating Companies, however, it may be appropriate to "transfer" an amount of indebtedness to the receiving entity, i.e., ATSI or GenCo.

         FirstEnergy seeks approval to transfer up to $350 million of obligations of the FirstEnergy Operating Companies to ATSI. This represents the approximate amount of the intercompany obligations from ATSI to the FirstEnergy Operating Companies associated with the transfer of transmission facilities to ATSI as described in the prior Commission approval. See also Exhibit N-1.

         FirstEnergy also seeks approval to transfer up to $2,095 million of obligations of the FirstEnergy Operating Companies to GenCo. This amount represents the amount of bonds of the FirstEnergy Operating Subsidiaries issued for pollution control purposes and which are related to generating facilities. These bonds are described in more detail on Exhibit N-1 and are comprised of the following:


                                        AMOUNT OF POLLUTION
                                        CONTROL OBLIGATIONS
UTILITY                                   ($ IN MILLIONS)
-------                                 -------------------



                                        AMOUNT OF POLLUTION
                                        CONTROL OBLIGATIONS
UTILITY                                   ($ IN MILLIONS)
-------                                 -------------------
Ohio Edison                                  $883

Cleveland Electric                            731

Toledo Edison                                 354

Penn Power                                    127

Total                                      $2,095


         Such transfer or assumption may be through an assignment of the liability, an agreement by GenCo or ATSI to become secondarily or primarily liable on the liability, through an issuance by GenCo or ATSI of refunding obligations the proceeds of which would be paid to the Utility Subsidiary and used to retire the relevant existing obligations, or through other reasonable and appropriate means consistent with modern corporate finance practices. The Commission has approved the transfer of liabilities from one entity to another in the holding company system to facilitate such corporate restructurings.(126)

         T. SECTION 10(f)

         Section 10(f) provides that:

              The Commission shall not approve any acquisition as to which an application is made under this section unless it appears to the satisfaction of the Commission that such State laws as may apply in respect of such acquisition have been complied with, except where the Commission finds that compliance with such State laws would be detrimental to the carrying out of the provisions of section 11.

         As described in Item 4 of this Application/Declaration, FirstEnergy and GPU intend to comply with all applicable state laws related to the acquisition by FirstEnergy of all of the issued and outstanding voting securities of the GPU Energy Companies in the context of the Merger.


ITEM 4.  REGULATORY APPROVALS

         A. APPROVALS RELATED TO THE MERGER

         Set forth below is a summary of the regulatory approvals that the Applicants have obtained or expect to obtain in connection with FirstEnergy's acquisition of all of the issued and outstanding voting securities of the GPU Energy Companies. Except as set forth below, no other state or local regulatory body or agency, and no other federal commission or agency, has jurisdiction over such transaction.

----------
(126) See Exelon Corporation, supra, Holding Co. Act Release No. 27266.

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



         1. Federal Power Act. Section 203 of the FPA provides that no public utility may sell or otherwise dispose of its jurisdictional facilities, directly or indirectly, merge or consolidate its facilities with those of any other person, or acquire any security of any other public utility without first having obtained authorization from FERC. Because FirstEnergy and GPU own "jurisdictional facilities" under the FPA, FERC approval under Section 203 is required before FirstEnergy and GPU may consummate the Merger. Section 203 provides that FERC is required to grant its approval if the Merger is found to be consistent with the public interest.

         On November 9, 2000, GPU and FirstEnergy filed a joint application with FERC (a copy of which is filed as Exhibit D-1 hereto), requesting the required FERC approval. On March 15, 2001, FERC approved the application. A copy of the order approving the Merger by FERC is filed as Exhibit D-2 hereto.

         2. State Public Utility Regulation.

              (a) PUCO. FirstEnergy believes that approval of the Merger by the PUCO is not required.

              (b) PPUC. Penn Power, Met-Ed and Penelec are currently subject to the jurisdiction of the PPUC. Under Chapter 11 of the Pennsylvania Public Utility Code, any public utility must obtain a certificate of public convenience before it (or any affiliate) may acquire from, or transfer to, another entity the title to, or the possession or use of, any property used or useful in the public service. In addition, under the PPUC's policy, a merger that results in the change in control of an existing Pennsylvania public utility, which includes a change in the controlling interest of the utility's parent, requires the issuance of a certificate of public convenience by the PPUC.

         On November 9, 2000, GPU, Met-Ed, Penelec and FirstEnergy filed a joint application with the PPUC. A copy of the application is attached hereto as Exhibit D-3. Copies of the order dated May 24, 2001 (the "May 24 Order") approving the Merger and a subsequent order dated June 14, 2001, which modified the May 24 Order, are attached hereto as Exhibit D-4.

              (c) NJBPU. The transfer of the ownership or control or the Merger of FirstEnergy and GPU as the parent company of JCP&L, is subject to the jurisdiction of the NJBPU. Pursuant to Title 48 of the New Jersey Statutes Annotated, no person may acquire or seek to acquire control of a public utility directly or indirectly through the medium of an affiliated or parent corporation without first requesting and receiving approval of the NJBPU. In addition, the prior authorization of the NJBPU is required for any transfer of stock to another public utility, or a transfer that vests another corporation with a majority interest in the stock of a public utility.

         On November 9, 2000, FirstEnergy, GPU and JCP&L filed a joint petition seeking approval of the NJBPU consistent with these requirements. A copy of the petition to the NJBPU is filed as Exhibit D-5 hereto, and the resulting order will be filed by amendment as Exhibit D-6 hereto.

              (d) NYPSC. On January 12, 2001, Waverly Electric, Penelec, GPU and FirstEnergy filed with the NYPSC a joint petition requesting that the NYPSC: (1) issue a

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


declaratory ruling disclaiming jurisdiction to review and consent to the Merger; or (2) refrain from exercising jurisdiction on the grounds that there is no potential harm to the interests of New York customers from the Merger; or (3) approve, under Section 70 of the Public Service Law, the transfer of beneficial control of the stock and New York electric plant of Penelec and Waverly Electric to FirstEnergy as part of the Merger. A copy of the joint petition is filed as Exhibit D-10 hereto. On April 4, 2001, the NYPSC approved the joint petition; a copy of the NYPSC's order is filed as Exhibit D-11 hereto.

         3. Atomic Energy Act. The Atomic Energy Act of 1954, as amended, provides that an NRC license for nuclear generating facilities may not be transferred or in any manner disposed of, directly or indirectly, through the transfer of control, unless the NRC finds that the transfer complies with the Atomic Energy Act and consents to the transfer.

         On September 26, 2000, FirstEnergy and GPU filed a joint application with the NRC, requesting its approval of the indirect transfer of control of the interests in the possession-only licenses for the SNES and Three Mile Island Unit No. 2, to the extent required by the Atomic Energy Act. A copy of this application pertaining to both licenses is filed as Exhibit D-7 hereto, and the orders granting approval of such indirect transfer of control for the SNES and Three Mile Island Unit No. 2 are filed as Exhibits D-8 and D-9 hereto.

         4. Antitrust Considerations. The HSR Act and the rules and regulations thereunder provide that a transaction such as the Merger may not be consummated until certain information has been submitted to the DOJ and the FTC and specified HSR Act waiting period requirements have been satisfied. FirstEnergy and GPU submitted filings under the HSR Act to the FTC and the DOJ on November 20, 2000, and the waiting period expired on December 20, 2000. The expiration of the HSR Act waiting period does not preclude the DOJ or the FTC from challenging the Merger on antitrust grounds. If the Merger is not consummated within 12 months after the expiration of the HSR Act waiting period, new pre-merger notifications would need to be submitted to the DOJ and the FTC and a new HSR Act waiting period would have to expire or be terminated before the Merger could be consummated.

         5. Telecommunications. GPU, itself or through one or more of the GPU Subsidiaries, holds various radio licenses subject to the jurisdiction of the FCC under Title III of the Communications Act. Under Section 310 of the Communications Act, no station license may be assigned or transferred, directly or indirectly, except upon application to and approval by the FCC. On November 14 and 15, 2000, applications were made with the FCC for authority to transfer control of certain licenses held by the GPU Energy Companies to FELHC. FCC approval was granted for the last of the applications as of February 12, 2001, and all necessary extensions have been filed to maintain this approval status.

         B. APPROVALS RELATED TO OTHER REQUESTS

         Set forth below is a summary of the regulatory approvals Applicants have obtained or expect to obtain in connection with the financing authorization and the other matters for which approval is sought herein as described in Item 3.C. through Item 3.S. hereof. Except as set forth below, no other state or local regulatory body or agency, and no other federal commission or agency, has jurisdiction over such transactions.

         1. Financing. No state or federal regulatory body, agency or commission has jurisdiction over any aspect of the financing for which authority is sought herein. As noted in Item 3.F.4, financings by Utility Subsidiaries will be exempt from approval by the Commission under Rule 52.

         2. Utility Money Pool. Transactions in the Utility Money Pool by Utility Subsidiaries in Pennsylvania and New Jersey are subject to the approval of the PPUC and NJBPU, respectively, to the extent they involve transactions with an affiliate. Ohio Edison, Toledo Edison, Cleveland Electric and Penn Power have approval from the PUCO and the PPUC, as appropriate, to engage in intercompany borrowings among themselves and with FirstEnergy. Met-Ed and Penelec have approval from the PPUC to engage in intercompany borrowings with GPU. Further approvals will be sought from the PUCO, PPUC and NJBPU as required to cover all possible intercompany transactions contemplated by the Utility Money Pool and no transaction in the Utility Money Pool will be undertaken that does not have the required approval.

         3. Service Company. The arrangements between ServeCo and the Utility Subsidiaries will require approval by the PPUC and the NJBPU. Approvals will be sought during the interim period described in Item 3.R.

         4. Transfers of Utility Assets/Acquisition of Interests Relating to GenCo and the Alliance. The transfer of the FirstEnergy Generating Assets to GenCo has been approved by the PUCO and the PPUC under Section 32(c) of the Act. The transfer of operating control to GenCo of the First Energy Generating Assets, which was effective January 1, 2001, as described herein, has received all necessary regulatory approvals of the PUCO, PPUC and FERC, and no other approvals are required. To fully transfer title to the FirstEnergy Generating Assets to GenCo it will be necessary to obtain approval of the NRC. Applications for such approval will be filed in due course.

         The formation of the Alliance as an RTO and FirstEnergy's participation therein has been approved by the FERC. No other regulatory approval is required for FirstEnergy or ATSI to acquire any membership or other equity interest in the Alliance as contemplated hereby.


ITEM 5.  PROCEDURE

         The Applicants request that there be no 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective. The Applicants submit that a recommended decision by a hearing or other responsible officer of the Commission is not needed with respect to the proposed transaction and that the Division may assist with the preparation of the Commission's decision and/or order in this matter unless the Division opposes the matters covered hereby.

ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS

     A.  EXHIBITS

EXHIBIT

A-1 Articles of Incorporation of GPU, as amended - Incorporated by reference to Exhibit 3-A-2, 1996 Annual Report on Form 10-K, SEC File No. 1-6047.

A-2 By-Laws of GPU, as amended - Incorporated by reference to Exhibit 3-B, 1999 Annual Report on Form 10-K, SEC File No. 1-6047.

A-3 Restated Certificate of Incorporation of JCP&L, as amended - Incorporated by reference to Exhibit 3-A, 1990 Annual Report on Form 10-K, SEC File No. 1-3141.

A-4 Certificate of Amendment to Restated Certificate of Incorporation of JCP&L, dated June 19, 1992 - Incorporated by reference to Exhibit A-2(a), Certificate Pursuant to Rule 24, SEC File No. 70-7949.

A-5 Certificate of Amendment to Restated Certificate of Incorporation of JCP&L, dated June 19, 1992 - Incorporated by reference to Exhibit A-2(a)(I), Certificate Pursuant to Rule 24, SEC File No. 70-7949.

A-6 By-Laws of JCP&L, as amended - Incorporated by reference to Exhibit 3-B, 1993 Annual Report on Form 10-K, SEC File No. 1-3141.

A-7 Restated Articles of Incorporation of Penelec dated March 8, 1999 - Incorporated by reference to Exhibit 3-G, 1999 Annual Report on Form 10-K, SEC File No. 1-3522.

A-8      By-Laws of Penelec, as amended.**

A-9 Restated Articles of Incorporation of Met-Ed dated March 8, 1999 - Incorporated by reference to Exhibit 3-E, 1999 Annual Report on Form 10-K, SEC File No. 1-446.

A-10     By-Laws of Met-Ed, as amended.**

A-11 Amended Articles of Incorporation of FirstEnergy - Incorporated by reference to Exhibit (3)-1, Form S-4 Registration Statement filed on February 3, 1997, SEC File No. 333-21011.

A-12 FirstEnergy Amended Code of Regulations - Incorporated by reference to Exhibit (3)-2, Form S-4 Registration Statement filed on February 3, 1997, SEC File No. 333-21011.

B-1 Agreement and Plan of Merger dated as of August 8, 2000 between GPU and FirstEnergy.

EXHIBIT

C-1 Amendment No. 1 to Registration Statement on Form S-4 filed on October 13, 2000 - Incorporated by reference to such filing, SEC File No. 333-46444 (excluding all exhibits thereto).

C-2 Joint Proxy Statement/Prospectus, included in Form S-4 Registration Statement, Exhibit C-1 hereto.

D-1      Joint Application of FirstEnergy and GPU to FERC.**

D-2      Order Authorizing Merger, 94 FERC 61, 291 (2001).

D-3      Joint Application to the PPUC.**

D-4 Order of the PPUC dated May 24, 2001 and order of the PPUC dated June 14, 2001 modifying the May 24 Order.

D-5      Joint Petition to the NJBPU.**

D-6      Order of the NJBPU.*

D-7 Joint Application of FirstEnergy and GPU to the NRC pertaining to the SNES and Three Mile Island Unit No. 2.**

D-8 Order of the NRC pertaining to the SNES and corresponding safety evaluation.

D-9 Order of the NRC pertaining to Three Mile Island Unit No. 2 and corresponding safety evaluation.

D-10 Joint petition of FirstEnergy, GPU, Waverly Electric and Penelec to the NYPSC.

D-11     Order of the NYPSC.

E-1      Map of FirstEnergy system as of December 31, 2000.+

E-2      Map of GPU system.+

E-3      Map of post-Merger FirstEnergy system.+

F-1      Preliminary Opinion of Counsel.*

F-2 Past Tense Opinion of Counsel (to be filed with certificate of notification).*

G-1      Intentionally Omitted.

H-1 FirstEnergy Form U-3A-2, "Statement by Holding Company Claiming Exemption Under Rule U-2 from the Provisions of the Public Utility Holding Company Act of 1935," dated February 28, 2001 - Incorporated by reference to such filing, File No. 69-423.

EXHIBIT

I-1      Intentionally Omitted.

J-1 Form 10-K Annual Report of GPU for the year ended December 31, 2000 - Incorporated by reference to such filing, SEC File No. 1-6047.

J-2 Form 10-K Annual Report of JCP&L for the year ended December 31, 2000 - Incorporated by reference to such filing, SEC File No. 1-3141.

J-3      Form 10-K Annual Report of Penelec for the year ended December 31, 2000
         - Incorporated by reference to such filing, SEC File No. 1-3522.

J-4      Form 10-K Annual Report of Met-Ed for the year ended December 31, 2000
         - Incorporated by reference to such filing, SEC File No. 1-0446.

J-5 Form 10-K Annual Report of FirstEnergy for the year ended December 31, 2000 - Incorporated by reference to such filing, SEC File No. 333-21011.

K-1      Pre-Merger Organizational Chart of FirstEnergy. +

K-2      Pre-Merger Organization Chart of GPU. +

K-3      Post-Merger Organizational Chart of FirstEnergy. +

K-4      Comparison of Electric Utility Companies on Various Indicators of Size.

K-5 Analysis of Assets, Revenues and Electric Customers of FirstEnergy, GPU and the Combined Company at or for the year ended December 31, 2000.

K-6 Projected Combined Company Consolidated Capital Structure As of September 30, 2001, December 31, 2001, June 30, 2002, December 31, 2002
         and June 30, 2003.#*

K-7 Percentage of Common Equity For The GPU Energy Companies, FirstEnergy Operating Companies and ATSI Within The Post-Merger FirstEnergy System.#*

L-1      Retention of FirstEnergy's Non-Utility Businesses.

L-2      GPU's Non-Utility Subsidiaries with Applicable Exemption or Commission
         Order.

L-3      GPU's Investments in Nonsystem Securities.

M-1 Morgan Stanley Fairness Opinion, filed as Appendix B to the Joint Proxy Statement/Prospectus, Exhibit C-2 hereto.

M-2 Salomon Fairness Opinion, filed as Appendix C to the Joint Proxy Statement/Prospectus, Exhibit C-2 hereto.

EXHIBIT

N-1 Outstanding Securities and Financing Arrangements of FirstEnergy and Subsidiaries and GPU and Subsidiaries.

N-2      Form of Utility Money Pool Agreement.

N-3      Form of Non-Utility Money Pool Agreement.

N-4      Form of Tax Allocation Agreement.*

N-5      List of Existing Service Arrangements.

N-6      Procedure for Identifying and Mitigating Risks of Investments.

----------
 *To be filed by amendment.
 +To be filed by paper copy.
 #To be filed confidentially.
**Previously filed.

         B.       FINANCIAL STATEMENTS

EXHIBIT

FS-1 GPU Consolidated Balance Sheet as of December 31, 2000 - Incorporated by reference to Form 10-K Annual Report for the year ended December 31, 2000, Exhibit J-1 hereto.

FS-2 GPU Consolidated Statements of Income for fiscal years 1998, 1999 and 2000 - Incorporated by reference to Form 10-K Annual Report for the year ended December 31, 2000, Exhibit J-1 hereto.

FS-3 JCP&L Consolidated Balance Sheet as of December 31, 2000 - Incorporated by reference to Form 10-K Annual Report for the year ended December 31, 2000, Exhibit J-2 hereto.

FS-4 JCP&L Consolidated Statements of Income for fiscal years 1998, 1999 and 2000 - Incorporated by reference to Form 10-K Annual Report for the year ended December 31, 2000, Exhibit J-2 hereto.

FS-5 Penelec Consolidated Balance Sheet as of December 31, 2000 - Incorporated by reference to Form 10-K Annual Report for the year ended December 31, 2000, Exhibit J-3 hereto.

FS-6 Penelec Consolidated Statements of Income for fiscal years 1998, 1999 and 2000 - Incorporated by reference to Form 10-K Annual Report for the year ended December 31, 2000, Exhibit J-3 hereto.

EXHIBIT

FS-7 Met-Ed Consolidated Balance Sheet as of December 31, 2000 - Incorporated by reference to Form 10-K Annual Report for the year ended December 31, 2000, Exhibit J-4 hereto.

FS-8 Met-Ed Consolidated Statements of Income for fiscal years 1998, 1999 and 2000 - Incorporated by reference to Form 10-K Annual Report for the year ended December 31, 2000, Exhibit J-4 hereto.

FS-9 FirstEnergy Consolidated Balance Sheet as of December 31, 2000 - Incorporated by reference to Form 10-K Annual Report for the year ended December 31, 2000, Exhibit J-5 hereto.

FS-10 FirstEnergy Consolidated Statements of Income for fiscal years 1998, 1999 and 2000 - Incorporated by reference to Form 10-K Annual Report for the year ended December 31, 2000, Exhibit J-5 hereto.

         There have been no material changes, not in the ordinary course of business, to the aforementioned balance sheets from December 31, 2000, to the date of this Amendment to the Form U-1 Application/Declaration.

ITEM 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS

         The proposed transactions do not involve "major federal actions significantly affecting the quality of the human environment" as set forth in
Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4321 et seq. Consummation of the Merger will not result in changes in the operations of FirstEnergy or any of the GPU Energy Companies that would have any impact on the environment. No federal agency is preparing an environmental impact statement with respect to this matter.

                                    SIGNATURE

         Pursuant to the requirements of the 1935 Act, the undersigned companies have duly caused this Amendment No. 1 to the Form U-1 Application/Declaration to be signed on their behalf by the undersigned thereunto duly authorized.

Date: August 15, 2001


                                FIRSTENERGY CORP.


                                    OHIO EDISON COMPANY
                                    THE CLEVELAND ELECTRIC ILLUMINATING COMPANY
                                    THE TOLEDO EDISON COMPANY
                                    PENNSYLVANIA POWER COMPANY
                                    AMERICAN TRANSMISSION SYSTEMS, INCORPORATED
                                    NORTHEAST OHIO NATURAL GAS CORP.
                                    FE ACQUISITION CORP.
                                    FIRSTENERGY PROPERTIES, INC.
                                    FIRSTENERGY FACILITIES SERVICES GROUP, LLC
                                    FE HOLDINGS, LLC
                                    FELHC, INC.
                                    FIRSTENERGY SECURITIES TRANSFER COMPANY
                                    FIRSTENERGY NUCLEAR OPERATING COMPANY
                                    FIRSTENERGY SOLUTIONS CORP.
                                    FIRSTENERGY GENERATION CORP.
                                    FIRSTENERGY VENTURES CORP.
                                    MARBEL ENERGY CORPORATION
                                    CENTERIOR INDEMNITY TRUST
                                    CENTERIOR SERVICE COMPANY
                                    FIRSTENERGY SERVICE COMPANY



                                By:     /s/    H. Peter Burg
                                   -------------------------------------------
                                   H. Peter Burg
                                   Chairman and Chief Executive Officer

                                GPU, INC.


                                    JERSEY CENTRAL POWER & LIGHT COMPANY
                                    PENNSYLVANIA ELECTRIC COMPANY
                                    METROPOLITAN EDISON COMPANY
                                    YORK HAVEN POWER COMPANY
                                    WAVERLY ELECTRIC POWER & LIGHT COMPANY
                                    GPU CAPITAL, INC.
                                    GPU ELECTRIC, INC.
                                    GPU DIVERSIFIED HOLDINGS, LLC
                                    GPU ENERTECH HOLDINGS, INC.
                                    GPU POWER, INC.
                                    GPU ADVANCED RESOURCES, INC.
                                    GPU SERVICE, INC.
                                    GPU TELCOM SERVICES, INC.
                                    GPU NUCLEAR, INC.
                                    MYR GROUP, INC.


                                By:     /s/    T.G. Howson
                                   -------------------------------------------
                                   T. G. Howson
                                   Vice-President and Treasurer